Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

among

KRAFT FOODS GLOBAL, INC.,

KRAFT FOODS GLOBAL BRANDS LLC,

KRAFT PIZZA COMPANY,

KRAFT CANADA INC.

and

NESTLÉ USA, INC.

Dated as of January 4, 2010

i

3.20	Insurance	48
3.21	No Other Representations and Warranties	48

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF BUYER		48

4.1	Buyer’s Authority; No Conflicts	48
4.2	Litigation; Proceedings	49
4.3	Availability of Funds	49
4.4	Brokers	50
4.5	Applicable Buyer Brand Data	50

ARTICLE 5 COVENANTS OF SELLER		50

5.1	Access	50
5.2	Ordinary Conduct of the Business	50
5.3	Accounts Receivable	53
5.4	Confidential Information	53
5.5	Seller’s Covenant Not To Compete	54
5.6	Consents to Certain Assignments; Separation of Included Shared Contracts; Pass-Through Arrangements	55
5.7	No Solicitation	57
5.8	Notification of Certain Matters	57
5.9	Satisfaction of Obligations	58
5.10	Promotional and Advertising Activities	58
5.11	Termination of Affiliate Agreements and Other Specified Agreements	58
5.12	Additional Contracts Disclosure and Additional Intellectual Property Disclosure	58
5.13	Preliminary Title Reports; Surveys	58
5.14	Transition Services	59
5.15	Re-filing of Expired Trademarks	59

ARTICLE 6 EMPLOYEE BENEFITS		59

6.1	Continued Employment	59
6.2	Post-Closing Compensation Generally	60
6.3	Service Credit	61
6.4	Welfare Benefits Generally	62
6.5	Flexible Spending Plans	63
6.6	Vacation	63
6.7	Seller Plans Generally	63
6.8	Rollovers to U.S. Tax-Qualified Savings/401(k) Plan	64
6.9	Severance	64
6.10	Cash Compensation Obligations	65
6.11	WARN Act	65
6.12	Treatment of Transaction under Code Section 409A	66
6.13	Agreement Is Not a Plan Amendment	66

6.14	U.S. Employment Tax Reporting	66

ARTICLE 7 MUTUAL COVENANTS OF THE PARTIES		66

7.1	Reasonable Efforts	66
7.2	Publicity	69
7.3	Access to Information	69
7.4	Bulk Sales Waiver	70
7.5	Expenses	70
7.6	Tax Matters	70
7.7	Employee Non-Solicitation	72

ARTICLE 8 INDEMNIFICATION		73

8.1	Survival	73
8.2	Indemnification by Seller	73
8.3	Indemnification by Buyer	76
8.4	Exclusive Remedy; Damages	76
8.5	Procedures Relating to Indemnification	76
8.6	Recoverable Damages	80
8.7	Recoverable Damages for Certain Tax Representations and Warranties	80
8.8	Adjustment for Tax Purposes	80

ARTICLE 9 TERMINATION		81

9.1	Basis for Termination	81
9.2	Notice of Termination	82
9.3	Effect of Termination	82

ARTICLE 10 GENERAL PROVISIONS		82

10.1	Assignment	82
10.2	No Third-Party Beneficiaries	82
10.3	Amendments	82
10.4	Waiver of Compliance	82
10.5	Notices	83
10.6	Counterparts	84
10.7	Severability	84
10.8	Governing Law	84
10.9	Actions and Proceedings	84
10.10	Specific Performance	85
10.11	Inclusion in Disclosure Schedules	85
10.12	Entire Agreement	85
10.13	Disclosure Schedules	85
10.14	Interpretive Matters	85
10.15	Further Assurances	86

Disclosure Schedules

Schedule 1.1(a)	Applicable Business Brand
Schedule 1.1(a)(ii)	Imputed Value of Applicable Business Brand
Schedule 1.1(b)	Applicable Buyer Brand
Schedule 1.1(b)(ii)	Imputed Value of Applicable Buyer Brand
Schedule 1.1(c)	Excluded Contracts
Schedule 1.1(d)	Excluded Products
Schedule 1.1(e)	Included Shared Contracts
Schedule 1.1(f)	Permitted Liens
Schedule 1.1(g)	Seller’s Knowledge
Schedule 1.8	Estimated Business Inventory / Target Closing Inventory Amount
Schedule 3.1(b)	No Conflicts
Schedule 3.2(a)	Transferred Tangible Assets and Included Leased Assets
Schedule 3.3(a)(i)	Owned Real Property and Transferred Leases
Schedule 3.3(a)(ii)	Shared Facilities
Schedule 3.3(d)	Lease, Subleases and Licenses
Schedule 3.3(f)	Transferred Leases
Schedule 3.4(a)(i)	Transferred Intellectual Property
Schedule 3.4(a)(ii)	Licensed Intellectual Property
Schedule 3.4(a)(iii)	Retained Intellectual Property
Schedule 3.4(a)(iv)	Ownership, Title and Interest in Transferred Intellectual Property
Schedule 3.4(a)(v)	Material Intellectual Property Proceedings
Schedule 3.4(b)(i)	Seller Licenses-Out
Schedule 3.4(b)(ii)	Seller Licenses-In
Schedule 3.4(d)	Infringement, Misappropriation or Violation of Intellectual Property
Schedule 3.5	Litigation; Proceedings
Schedule 3.6(a)	Transferred Contracts
Schedule 3.6(b)	Contract Exceptions
Schedule 3.7	Customers, Distributors, Suppliers, Brokers and Co-Manufacturers
Schedule 3.8	Compliance with Laws
Schedule 3.9(a)(i)	Transferred Permits
Schedule 3.9(a)(ii)	Permit Exceptions
Schedule 3.12(a)	Financial Information and Interim Financial Information
Schedule 3.12(b)	Statements of Assets and Interim Statement of Assets
Schedule 3.12(d)	Applicable Business Brand Data
Schedule 3.13	Environmental Matters
Schedule 3.13(g)	Underground Storage Tanks
Schedule 3.14(i)	Products
Schedule 3.14(ii)	Safety Notices
Schedule 3.15(a)	Seller Plans
Schedule 3.15(b)	Qualified Plans
Schedule 3.15(c)	Pension Plans

Schedule 3.15(d)	Pending or Threatened Claims Involving Seller Plans
Schedule 3.16	Taxes
Schedule 3.18(b)	Certain Changes
Schedule 3.19(d)	Exceptions to Fully Paid Salaries, Wages, and Commission of Employees
Schedule 4.5	Applicable Buyer Brand Data
Schedule 5.2(c)	Material Increases in Employee Benefits or Compensation
Schedule 5.2(d)(i)	Certain Contracts
Schedule 5.2(d)(ii)	Buyer Consent Required
Schedule 5.2(e)	Executive Reassignment
Schedule 5.12	Additional Transferred Contracts
Schedule 6.1(a)	Business Employees
Schedule 6.1(b)	Non-Transferred Business Employees
Schedule 6.7	Treatment of Certain Benefits under Seller Plans
Schedule 7.1(c)	Applicable Buyer Brand Trademark
Schedule 7.7(a)	No-Hire List
Schedule 7.7(b)	Non-Solicitation List
Schedule 10.14(a)	Certain Interpretive Matters

Exhibits

Exhibit A – Form of Assignment and Assumption Agreement

Exhibit B – Form of Assignment of Contracts

Exhibit C – Form of Bill of Sale

Exhibit D – Form of Canadian Bill of Sale

Exhibit E – Form of General Intellectual Property License Agreement

Exhibit F – Form of General Intellectual Property Transfer Agreement

Exhibit G – Form of Patent Assignment

Exhibit H – Form of Trademark Assignment

Exhibit I – Form of Copyright Assignment

Exhibit J – Form of Cheese Trademark License Agreement

Exhibit K – Form of Transitional Trademark License Agreement

Exhibit L – Form of Transition Services Agreement

Exhibit M – Form of Special Warranty Deed

v

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of January 4, 2010, is by and among Kraft Foods Global, Inc., a Delaware corporation (“Seller”), Kraft Foods Global Brands LLC, a Delaware limited liability company, Kraft Pizza Company, a Delaware corporation, Kraft Canada Inc., a Canadian corporation (collectively, “Seller Affiliates”), and Nestlé USA, Inc., a Delaware corporation (“Buyer”).

W I T N E S S E T H:

WHEREAS, Buyer desires to purchase the Included Assets and to assume the Included Liabilities from Seller and its Affiliates, and Seller desires to sell or transfer, or cause its Affiliates to sell or transfer, the Included Assets and the Included Liabilities to Buyer and/or its designated Affiliates, upon the terms and subject to the conditions hereinafter set forth.

NOW THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1

PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

1.1 Certain Definitions. For all purposes of this Agreement, the following definitions shall apply:

“2008 Year-End Adjustments” shall mean the year-end adjustments made to the Financial Information and Statement of Assets for the fiscal year ended and as of December 27, 2008 described on Schedule 3.12(a) and Schedule 3.12(b), respectively.

“Adjacent Leased Warehouse Facilities” shall mean the warehouse facilities that are located at or adjacent to the Transferred Facilities in Medford, Wisconsin and Little Chute, Wisconsin and leased by Seller or its Affiliates from Alliance Development Corp. (formerly known as Geneva Lakes Cold Storage, Inc.).

“Affiliate” of any party means any Person or entity controlling, controlled by or under common control with such party; provided that (i) the stockholders of Kraft Foods Inc. and Nestlé S.A. shall be deemed to not be Affiliates of Seller and Buyer (as applicable) and (ii) no Person that is an individual shall be considered to be an Affiliate of Buyer or Seller.

“Agreement” shall have the meaning assigned thereto in the preamble.

“Alternative Proposal” shall have the meaning assigned thereto in Section 5.7.

“Antitrust Loss-Sharing Amount” shall mean (i) with respect to a divestiture of the Applicable Business Brand, an amount, if positive, equal to 50% of the difference of (x) the imputed value of such Applicable Business Brand held separate or divested pursuant to Section 7.1(c), as set forth in Schedule 1.1(a)(ii) minus (y) the net proceeds from the divestiture of such Applicable Business Brand (net of all transaction expenses, including, without limitation, all investment banking fees and fees and expenses of all legal, accounting and other experts), and (ii) with respect to a divestiture of the Applicable Buyer Brand, an amount, if positive, equal to 50% of the difference of (x) the imputed value of such Applicable Buyer Brand held separate or divested pursuant to Section 7.1(c), as set forth in Schedule 1.1(b)(ii) minus (y) the net proceeds from the divestiture of such Applicable Buyer Brand (net of all transaction expenses, including, without limitation, all investment banking fees and expenses and fees and expenses of all legal, accounting and other experts).

“Applicable Business Brand” shall mean the brand listed on Schedule 1.1(a).

“Applicable Buyer Brand” shall mean the brand listed on Schedule 1.1(b).

“Applicable Law” shall mean any applicable laws, statutes, ordinances, regulations, rules, notice requirements, court decisions, agency guidelines, principles of law and orders of any Governmental Authority, including, without limitation, Environmental Laws, antitrust, energy, motor vehicle safety, public utility, food safety, zoning, building and occupational safety laws, health codes and laws respecting employment practices, employee documentation, terms and conditions of employment and wages and hours.

“Assignment and Assumption Agreement” shall mean the agreement entered into by and between Buyer and/or its designated Affiliates and Seller and its applicable Affiliates, to be executed at Closing, in the form attached hereto as Exhibit A.

“Assignment Consent” shall have the meaning assigned thereto in Section 5.6(a).

“Assignment of Contracts” shall mean the agreement entered into by and between Buyer and/or its designated Affiliates and Seller and its applicable Affiliates, to be executed at Closing, in the form attached hereto as Exhibit B.

“Bill of Sale” shall mean the bill of sale executed by Seller and its applicable Affiliates, to be executed at Closing, in the form attached hereto as Exhibit C.

“Books and Records” shall have the meaning assigned thereto in Section 1.3(b).

“Business” shall mean Seller’s and its Affiliates’ business of development, manufacturing, marketing, distribution and sale of frozen pizzas and other frozen food products substantially similar to the Products. Notwithstanding the foregoing, the “Business” shall not include the Excluded Products.

“Business Day” shall refer to a day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in New York City.

“Business Employees” shall have the meaning assigned thereto in Section 6.1.

“Buyer” shall have the meaning assigned thereto in the preamble.

“Buyer Acquisition” shall have the meaning assigned thereto in Section 7.1(d).

“Buyer’s FSA” shall have the meaning assigned thereto in Section 6.5.

“Canadian Bill of Sale” shall mean the bill of sale executed by Seller and its applicable Affiliates, to be executed at Closing, in the form attached hereto as Exhibit D.

“Canadian Employees” shall mean the employees of Seller and its Affiliates who are exclusively employed in the Business and located in Canada.

“Canadian Included Assets” shall mean those Included Assets that are located in Canada or that are used by the owner thereof in connection with its Business carried on in Canada.

“Canadian Seller” shall mean Kraft Canada Inc.

“Cap” shall have the meaning assigned thereto in Section 8.2(a).

“Casualty Loss” shall have the meaning assigned thereto in Section 1.10.

“Change in Environmental Law” shall mean a post-Closing change to any Environmental Law.

“Change in Environmental Law Losses” shall have the meaning assigned thereto in Section 8.2(c).

“Changes in Law Alteration and Retrofitting Losses” shall have the meaning assigned thereto in Section 8.2(d).

“Charges” shall have the meaning assigned thereto in Section 1.9.

“Cheese Trademark License Agreement” shall mean the Trademark License Agreement entered into by and between Buyer and/or its designated Affiliates and Seller, to be executed at Closing in the form attached hereto as Exhibit J.

“Closing” shall have the meaning assigned thereto in Section 2.1.

“Closing Date” shall have the meaning assigned thereto in Section 2.1.

“Closing Inventory Amount” shall have the meaning assigned thereto in Section 1.8(a).

“Closing Inventory Statement” shall have the meaning assigned thereto in Section 1.8(a).

“COBRA Coverage” shall have the meaning assigned thereto in Section 6.4.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the regulations and rules thereunder.

“Collateral Agreements” shall mean the General Intellectual Property Transfer Agreement, the General Intellectual Property License Agreement, the Transitional Trademark License Agreement, the Cheese Trademark License Agreement, the Assignment and Assumption Agreement, the Bill of Sale, the Canadian Bill of Sale, the Assignment of Contracts, the Patent Assignment, the Trademark Assignment, the Copyright Assignment, the Third Party Intellectual Property Sublicenses and Assignments, the Transition Services Agreement, the Special Warranty Deed, and the other agreements and instruments contemplated by this Agreement.

“Commissioner” shall have the meaning assigned thereto in Section 1.1.

“Compensation Continuation Period” shall have the meaning assigned thereto in Section 6.2.

“Competition Act” shall mean the Competition Act (Canada), R.S.C. 1985, c. C-34, as amended, and the rules and regulations promulgated thereunder.

“Competition Act Clearance” shall mean either (i) the issuance of an advance ruling certificate by the Commissioner appointed under the Competition Act (“Commissioner”) under Section 102 of the Competition Act with respect to the transactions contemplated hereby, and such certificate remains in full force and effect or (ii) the expiration, termination or waiver of any applicable waiting period under Section 123 of the Competition Act and Buyer’s receipt of a “no-action” letter from the Commissioner, which letter (A) confirms that the Commissioner does not, at that time, intend to make an application before the Competition Tribunal under the merger provisions of the Competition Act in respect of the transactions contemplated hereby, (B) does not contain any qualifications, conditions, restrictions or requirements which are unacceptable to Buyer or Seller, acting reasonably (other than the normal qualification that such proceedings may be initiated at any time up to one year after the transactions contemplated hereby have been substantially completed) and (C) shall be in full force and effect.

“Competitive Activities” shall mean any business, trade or enterprise relating to the development, manufacturing, marketing, distribution or sale of frozen pizzas and other frozen food products substantially similar to products of the same type as the Products; provided that, for the avoidance of doubt, the Competitive Activities shall not include the business, trade or enterprise relating to the development, manufacturing, marketing, distribution or sale of the Excluded Products (other than the Excluded Products under the South Beach brand listed on Schedule 1.1(d), except to sell existing inventories of such Excluded Products).

“Computers” shall mean any laptop, desktop (including monitors) or notebook computers, computer hardware and other systems hardware and networking and communications assets, including servers that are owned or leased directly or indirectly by the Seller or its Affiliates and are used in or held for use in, or related to, the Business.

“Confidentiality Agreement” shall have the meaning assigned thereto in Section 10.12.

“Consent” shall mean any approval, consent, ratification, waiver, or other authorization (including, but not limited to, any governmental authorization).

“Consent Fees” shall have the meaning assigned thereto in Section 5.6(d).

“Contract” shall mean any contract, lease, sublease, license, indenture, note, loan, evidence of indebtedness, agreement, purchase order, letter of credit, security or pledge agreement, franchise agreement, undertaking, covenant not to compete, covenant not to sue, confidentiality agreement, employment agreement, option, warranty, instrument, obligation, understanding, commitment and all other legally binding instruments, whether oral or written.

“Controlling Party” shall have the meaning assigned thereto in Section 8.5(g).

“Copyright Assignment” shall mean the agreement entered into by and between Buyer and/or its designated Affiliates and Seller and its applicable Affiliates, to be executed at Closing, in the form attached hereto as Exhibit I.

“Copyrights” shall mean all rights associated with works of authorship, including registered and unregistered copyrights.

“Covered Employee Liabilities” shall have the meaning assigned thereto in Section 1.5(i).

“Default” shall mean (i) a breach of or default under any Contract, Permit or Judgment or (ii) the occurrence of an event that with the passage of time or the giving of notice or both would constitute a breach of or default under any Contract, Permit or Judgment or (iii) the occurrence of an event that with or without the passage of time or the giving of notice or both would give rise to a right of termination, renegotiation or acceleration under any Contract, Permit or Judgment.

“Disclosure Schedules” or “Schedules” shall mean the disclosure schedules executed and delivered by Seller to Buyer as of the date hereof which sets forth the exceptions to the representations and warranties contained in Article 3 hereof and certain other information called for by this Agreement.

“DOJ” shall have the meaning assigned thereto in Section 7.1(b).

“Domain Names” shall mean URL and domain name registrations.

“Effective Time” shall have the meaning assigned thereto in Section 2.1.

“Employees on Disability Leave” shall have the meaning assigned thereto in Section 6.1.

“End Date” shall have the meaning assigned thereto in Section 9.1(b).

“Environmental Law” shall mean any applicable Federal, state or local law, regulation, rule, order or decree, Judgment, permit, governmental authorization, common law or legally-binding agency requirement relating to pollution or protection of human health (as it relates to exposure to pollution outside an occupational setting) or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or natural resources, or the storage, handling, disposal, treatment, transportation, release or threatened release of any toxic or hazardous materials or substances (including, without limitation, asbestos, buried contaminants, lead paint, flammable explosives, radioactive materials, petroleum and petroleum products and any other substances defined as, or included in the definition of, “hazardous substances,” “hazardous wastes,” “hazardous materials” or “toxic substances” under the Federal Insecticide, Fungicide, and Rodenticide Act; Resource Conservation and Recovery Act; Clean Water Act; Safe Drinking Water Act; Atomic Energy Act; Toxic Substances Control Act; Clean Air Act; Comprehensive Environmental Response, Compensation, and Liability Act; Emergency Planning and Community Right-To-Know Act; Hazardous Materials Transportation Act; or any other analogous Federal, state or local laws, each as amended). Environmental Law shall include, without limitation, the Federal Insecticide, Fungicide, and Rodenticide Act; Resource Conservation and Recovery Act; Clean Water Act; Safe Drinking Water Act; Atomic Energy Act; Toxic Substances Control Act; Clean Air Act; Comprehensive Environmental Response, Compensation, and Liability Act; Emergency Planning and Community Right-To-Know Act; Hazardous Materials Transportation Act; and all analogous Federal, state or local laws, each as amended.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations and rules thereunder.

“Excluded Assets” shall have the meaning assigned thereto in Section 1.4.

“Excluded Books and Records” shall have the meaning assigned thereto in Section 1.3(b).

“Excluded Computers” shall have the meaning assigned thereto in Section 1.3(k).

“Excluded Contract” shall mean the Contracts identified in Schedule 1.1(c).

“Excluded Current Assets” shall mean all current assets of the Business, including without limitation accounts receivable and prepaid expenses of the Business as of the Effective Time (including all trade accounts receivable representing amounts receivable in respect of goods shipped, products sold or services rendered prior to the Effective Time (whether or not invoiced) and any unpaid fees or interest accrued thereon or other amounts due with respect thereto); provided that “Excluded Current Assets” shall not include Inventory.

“Excluded Current Liabilities” shall mean all current liabilities of the Business, including without limitation accounts payable and accrued freight, as of the Effective Time.

“Excluded Liabilities” shall have the meaning assigned thereto in Section 1.6.

“Excluded Products” shall mean the products specifically identified in Schedule 1.1(d).

“Excluded Software” shall mean all application systems and software not used exclusively in the Business, including all computer software, programs and source disks, and related program documentation, tapes, manuals, forms, guides and other materials related thereto, including servers, databases, backups and peripherals, and the hard drive images on any of the Computers and including the Seller-proprietary databases known as the Meridian database, the Anaqua database and the CPI database (other than information contained in such databases that constitute Transferred Intellectual Property and Licensed Intellectual Property).

“Excluded Taxes” shall mean (i) all Liabilities of Seller or any Affiliate of Seller in respect of any Tax for any Tax period and (ii) all Liabilities for any Tax otherwise imposed relating to the Business, the Included Assets or the Included Liabilities for any Pre-Closing Tax Period, in each case including any obligation to indemnify or otherwise assume or succeed to the Tax Liability of any other Person.

“Extended End Date” shall have the meaning assigned thereto in Section 9.1(b).

“FDA” shall have the meaning assigned thereto in Section 3.8.

“Filing Party” shall have the meaning assigned thereto in Section 7.6(b).

“Final Allocation Schedule” shall have the meaning assigned thereto in Section 1.11.

“Final Inventory Amount” shall have the meaning assigned thereto in Section 1.8(d).

“Final Purchase Price” shall have the meaning assigned thereto in Section 1.7.

“Financial Information” shall have the meaning assigned thereto in Section 3.12(a).

“Fixtures and Equipment” shall mean furniture, fixtures, furnishings, machinery, automobiles, trucks, spare parts, supplies, equipment, tooling, molds, patterns, dies and other tangible personal property.

“Formulations” shall mean the formulations for each Product.

“FSAs” shall have the meaning assigned thereto in Section 6.5.

“FTC” shall have the meaning assigned thereto in Section 7.1(b).

“GAAP” shall mean United States generally accepted accounting principles.

“General Intellectual Property License Agreement” shall mean the license agreement entered into between Buyer and its applicable Affiliates and Seller and/or its applicable Affiliates, to be executed at Closing in the form attached hereto as Exhibit E.

“General Intellectual Property Transfer Agreement” shall mean the agreement entered into by and between Buyer and/or its designated Affiliates and Seller and its applicable Affiliates, to be executed at Closing, in the form attached hereto as Exhibit F.

“Geographic Area” shall mean the United States and Canada.

“Governmental Authority” shall mean any: (i) nation, state, county, city, town, village, district or other governmental jurisdiction of any nature; (ii) Federal, state, local, municipal, foreign or other government; (iii) governmental or quasi-governmental authority of any nature (including, without limitation, any governmental agency, branch, department, official or entity and any court or other tribunal) with legal authority; (iv) multi-national organization or body with legal authority; (v) the Securities and Exchange Commission, the Financial Industry Regulatory Authority or any other self-regulatory organization or (vi) any body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“GST” shall mean the Canadian Federal Goods and Services Tax imposed pursuant to Part IX of the Excise Tax Act (Canada).

“Hazardous Substance” shall mean any toxic or hazardous materials or substances, including, without limitation, asbestos, buried contaminants, lead paint, flammable explosives, radioactive materials, petroleum and petroleum products and any other substances defined as, or included in the definition of, “hazardous substances,” “hazardous wastes,” “hazardous materials” or “toxic substances” or otherwise regulated or prohibited under any Environmental Law.

“Higher Basket” shall have the meaning assigned thereto in Section 8.2(a).

“HSR Act” shall have the meaning assigned thereto in Section 2.2(g).

“HST” means the Harmonized Sales Tax imposed pursuant to Part IX of the Excise Tax Act (Canada).

“Included Assets” shall have the meaning assigned thereto in Section 1.3.

“Included Confidential Information” shall have the meaning assigned thereto in Section 5.4(a).

“Included Leased Assets” shall mean the assets that are exclusively used in, held exclusively for use in or exclusively related to the Business and which are the subject of the Included Shared Contracts or Transferred Contracts that are leases.

“Included Liabilities” shall have the meaning assigned thereto in Section 1.5.

“Included Shared Contract” shall mean the Shared Contracts (i) listed on Schedule 1.1(e) and renewals, amendments or modifications thereof entered into in accordance with Section 5.2(d) or (ii) which Seller and Buyer mutually agree that Buyer shall accept and assume in relevant part.

“Independent Expert” shall have the meaning assigned thereto in Section 1.8(c).

“Initial Allocation Schedule” shall have the meaning assigned thereto in Section 1.11.

“Initial Purchase Price” shall have the meaning assigned thereto in Section 1.7.

“Intellectual Property” shall mean Copyrights, Domain Names, Patents, Trademarks, Trade Secrets and Know How, and any other proprietary rights applicable to intellectual property in any jurisdiction, including as applicable all rights in or relating to registrations, renewals, extensions, combinations, continuations, continuations-in-part, divisionals, reissues of, foreign counterparts to, and applications for, any of the rights referred to above and all embodiments of the foregoing, whether in written, graphic or electronic form, including software, lab notebooks, instruction manuals, documentation, invention disclosure documents, databases or the like.

“Interim Financial Information” shall have the meaning assigned thereto in Section 3.12(a).

“Interim Statement of Assets” shall have the meaning assigned thereto in Section 3.12(b).

“Inventory” shall have the meaning assigned thereto in Section 1.3(a).

“Judgment” shall have the meaning assigned thereto in Section 3.1(b).

“Liabilities” shall mean any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured or unmatured.

“Licensed Copyrights” shall mean Copyrights owned by Seller or its Affiliates that are necessary for or related to the conduct of the Business or used in or held for use in connection with the Business, in each case, as the Business is conducted as of Closing Date or as the Business has been conducted during the period from January 1, 2008 through the Closing Date, including any Copyrights applicable to advertising and promotional activities related to the Business and Copyrights applicable to design, manufacturing, packaging, storage and distribution activities related to the Business, but excluding any Copyrights (i) included in the Transferred Intellectual Property, (ii) included in the Excluded Software, or (iii) included in those portions of documents that are reasonably and objectively identifiable as pertaining only to products or businesses not related to the Business.

“Licensed Intellectual Property” shall mean (i) the Licensed Patents, (ii) the Licensed Copyrights, (iii) the Licensed Trade Secrets and Know-How and (iv) the Third Party Intellectual Property that Seller and its Affiliates have the right to sublicense to Buyer and/or its Affiliates with no additional royalty payments. Notwithstanding the foregoing, if rights in Intellectual Property that would otherwise constitute Licensed Intellectual Property, other than rights in Trade Secrets and Know-How, have lapsed, expired or been closed or abandoned in the ordinary course of business in a manner consistent with the terms and conditions of this Agreement prior to the Closing Date, such rights shall not be deemed Licensed Intellectual Property. In addition, for purposes hereof, to the extent that any Patents, Copyrights, or Trade Secrets and Know-How are embodied in databases (including the Meridian, Anaqua and CPI databases) that include information that does not constitute Licensed Intellectual Property, then only the information of such databases that constitutes Licensed Intellectual Property will be deemed Licensed Intellectual Property.

“Licensed Patents” shall mean those Patents (excluding the Transferred Patents) owned by Seller or its Affiliates covering activities, processes, methods, products or services used in or held for use in the Business (including the research and development activities of or conducted in connection with the Business or the Products), as the Business is conducted as of the Closing Date or as the Business has been conducted during the period from January 1, 2008, through the Closing Date, including the Patents listed on Schedule 3.4(a)(ii) identified as “Licensed Patents,” but excluding any Patents that have expired, lapsed or been closed or abandoned as of the Closing Date. For the avoidance of doubt, “Licensed Patents” shall exclude Patents that theoretically could be used for the Business but are not actually used in or actually held for use in the Business (or the research and development activities of the Business), as the Business is conducted as of the Closing Date or as the Business has been conducted during the period from January 1, 2008 through the Closing Date.

“Licensed Trade Secrets and Know-How” shall mean Trade Secrets and Know-How owned by Seller or its Affiliates that is necessary for or related to the conduct of the Business or used in or held for use in connection with the Business, in each case, as the Business is conducted as of Closing Date or as the Business has been conducted during the period from January 1, 2008 through the Closing Date, including without limitation any such Trade Secrets and Know-How in the process of development related to the conduct of the Business and any information contained in the Seller-proprietary databases known as the Meridian database, the Anaqua database and the CPI database to the extent such information constitutes Licensed Intellectual Property, but excluding the Excluded Software, and excluding the Trade Secrets and Know-How that are Transferred Intellectual Property.

“Liens” shall mean liens, pledges, security interests, options, rights of first and last negotiation, offer or refusal, claims, easements, mortgages, charges, indentures, deeds of trust, rights of way, restrictions on the use of real property, building restrictions, conditional sales agreements, encroachments, licenses to other Persons, leases to other Persons, security agreements, adverse claims of ownership, defects of title, or any other encumbrances and other restrictions or limitations on use of real or personal property or irregularities in title thereto, whether voluntarily incurred or arising by operation of law, and including, without limitation, any agreement to give any of the foregoing in the future, and any contingent sale or other title retention agreements or leases in the nature thereof.

“Losses” shall have the meaning assigned thereto in Section 8.2(a).

“Lower Basket” shall have the meaning assigned thereto in Section 8.2(a).

“Material Adverse Effect” shall mean the effect of any circumstance, change, development, condition or event that is materially adverse to (a) the financial condition, business, operations, assets, Included Liabilities or results of operations of the Business, taken as a whole, or (b) Seller’s or its Affiliates’ ability to consummate the transactions contemplated by this Agreement and the Collateral Agreements; provided, however, that the following circumstances, changes, developments, conditions, events or effects shall not be taken into account in determining whether a “Material Adverse Effect” has occurred: (i) those caused by, arising out of or attributable to the announcement of the sale of the Business, the execution of this Agreement or the Collateral Agreements, or the consummation of the transactions contemplated hereby or thereby; (ii) those caused by, arising out of or attributable to any refusal by Buyer to consent to the entry into, amendment to or termination of any Contract under Section 5.2(d) or refusal to waive any claim or right of material value under Section 5.2(f); (iii) those caused by, arising out of or attributable to the general political or economic environment or affecting the securities market generally; (iv) those arising out of or affecting the industry in which the Business operates generally; or (v) those caused by, arising out of or attributable to acts of terrorism or war (whether or not declared), provided that with respect to clauses (iii), (iv) and (v) the Business is not materially disproportionately affected as compared to other participants in the same industry.

“Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA with respect to the Business.

“New Plans” shall have the meaning assigned thereto in Section 6.3.

“Non-Controlling Party” shall have the meaning assigned thereto in Section 8.5(g).

“Non-Material In-Licenses” shall mean (a) marketing agreements that do not constitute contracts that are required to be disclosed on Schedule 3.6(a) or that are Included Shared Contracts and contain limited, non-exclusive Intellectual Property licenses granted to Seller or its Affiliates in the ordinary course of business and are granted only to the extent used for performance of Seller’s or its Affiliates’ obligations under such agreements; and (b) equipment purchase agreements that do not constitute contracts that are required to be disclosed on Schedule 3.6(a) or that are Included Shared Contracts and contain limited, non-exclusive Intellectual Property licenses granted to Seller or its Affiliates in the ordinary course of business and are granted only to the extent relating to the use of the purchased equipment.

“Non-Material Out-Licenses” shall mean (a) advertising, marketing, distribution or promotion agreements that do not constitute contracts that are required to be disclosed on Schedule 3.6(a) or that are Included Shared Contracts and contain limited, non-exclusive Intellectual Property licenses granted by Seller or its Affiliates in the ordinary course of business solely to permit the counterparty to perform its obligations to Seller or its Affiliates obligations under such agreement; and (b) equipment purchase or other manufacturing outsourcing agreements that do not constitute contracts that are required to be disclosed on Schedule 3.6(a) or that are Included Shared Contracts and contain limited, non-exclusive Intellectual Property licenses granted by Seller or its Affiliates in the ordinary course of business solely to permit the counterparty to perform its obligations to Seller or its Affiliates obligations under such agreement.

“Old Plans” shall have the meaning assigned thereto in Section 6.3.

“Pass-Through Arrangement” shall have the meaning assigned thereto in Section 5.6(c).

“Patent Assignment” shall mean the agreement entered into between Buyer and its applicable Affiliates and Seller and/or its designated Affiliates, to be executed at Closing, in the form attached hereto as Exhibit G.

“Patents” shall mean all United States and foreign patents and patent applications, including design patents, and any disclosures relating thereto (and any patents that issue as a result of those patent applications), and any inventions claimed therein, together with all reissuances, continuations, continuations-in-part, revisions, extensions, divisionals and re-examinations thereof and foreign counterparts thereto, excluding any Patents that have expired, lapsed or been closed or abandoned.

“Pension Plan” shall mean a Seller Plan subject to Section 412 of the Code or Section 302 or Title IV of ERISA.

“Permits” shall mean all permits, licenses, franchises, approvals, authorizations, Consents or orders of, or filings with, any Governmental Authority or any other Person.

“Permitted Liens” shall mean (i) mechanics’, carriers’, workmen’s, repairmen’s, supplier’s, construction contractor’s or other like Liens arising or incurred in the ordinary course of business for Liabilities not yet due or which are being contested in good faith, (ii) Liens for Taxes and other governmental charges that are not due and payable or that may thereafter be paid without interest or other penalty or which are being contested in good faith by appropriate Proceedings, (iii) matters set forth on Schedule 1.1(f), (iv) with respect to Included Assets (other than the Transferred Facilities and the Adjacent Leased Warehouse Facilities), Liens which, individually or in the aggregate, do not materially impair the use of the Included Asset to which they relate in the Business as currently conducted, (v) with respect to the Transferred Facilities and the Adjacent Leased Warehouse Facilities, any Liens in respect of the Transferred Facilities or Adjacent Leased Warehouse Facilities which do not, individually or in the aggregate, (a) detract from the value of the Transferred Facility or Adjacent Leased Warehouse Facility to which such Lien relates for use in the Business in any material respect, or (b) impair the ownership, occupancy (as currently occupied) or use (as currently used) of any Transferred Facility or Adjacent Leased Warehouse Facility in any material respect and (vi) Liens on real property demised by Transferred Leases (other than Transferred Leases with respect to the Adjacent Leased Warehouse Facilities) placed on such real property by the landlord or owner thereof and subordination and similar agreements with respect thereto. Notwithstanding the foregoing, except for Liens described in clause (vi) or Item 2(k) of Annex W to the Disclosure Schedules, “Permitted Liens” shall not include any Liens securing indebtedness for borrowed money.

“Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

“Plan” shall mean any employee benefit plan (as defined in Section 3(3) of ERISA) and any bonus (including transaction bonus), incentive compensation, stock appreciation right, phantom stock, stock option, restricted stock, restricted stock unit, performance stock, performance stock unit, employee stock ownership, stock purchase, equity or equity-based, deferred compensation, change in control, employment, vacation, holiday, sick leave, retention, severance, retirement, defined benefit, defined contribution, pension, money purchase, target benefit, cash balance, pension equity, 401(k), savings, profit sharing, supplemental or executive retirement, excess benefit, medical, dental, vision, life insurance, cafeteria (Code Section 125), adoption assistance, dependent care assistance, health savings, health reimbursement, flexible spending, multiple employer welfare, accident, disability, long-term care, employee assistance, scholarship, fringe benefit, expense reimbursement, welfare benefit, paid time off, salary continuation, employment agreement and other benefit or similar plan, program, policy, agreement, arrangement, association, commitment, practice, contract and understanding (written or unwritten) including any trust, escrow, funding, insurance or other agreement related thereto.

“Post-Closing Tax Period” shall mean any Tax period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Tax Period” shall mean any Tax period (or portion thereof) ending on or before the Closing Date.

“Proceeding” shall mean any action, claim, suit, litigation, legal or administrative proceeding, labor dispute, arbitral action, governmental audit, criminal prosecution, formal investigation or inquiry by or before any Governmental Authority.

“Processing Instructions” shall mean all instructions for, and other documents relating to, manufacturing, processing, sampling, testing, storing, handling and shipping each Product.

“Product” and “Products” shall have the meaning assigned thereto in Section 3.14.

“Property Taxes” shall mean real, personal and intangible property Taxes.

“PTRs” shall have the meaning assigned thereto in Section 5.13.

“QST” means the Quebec Sales Tax imposed pursuant to the Act respecting the Quebec sales tax (Quebec).

“Qualified Plans” shall have the meaning assigned thereto in Section 3.15(b).

“Recoverable Transfer Taxes” shall have the meaning assigned thereto in Section 7.6(b).

“Regulatory Conditions” shall have the meaning assigned thereto in Section 9.1(b).

“Remedial Action” shall have the meaning assigned thereto in Section 8.5(e).

“Representatives” shall have the meaning assigned thereto in Section 5.7.

“Retained Confidential Information” shall have the meaning assigned thereto in Section 5.4(b).

“Retained Intellectual Property” shall mean (i) the trademark KRAFT and other Trademarks owned by the Seller or its Affiliates and used in or held for use in the Business as of the Closing Date (excluding the Transferred Trademarks), but not primarily used in, held primarily for use in or primarily related to the Business as of the Closing Date, and (ii) the Domain Names owned by Seller or any of its Affiliates (excluding the Transferred Domain Names) that are used in or held for use in the Business, as the Business is conducted as of the Closing Date or as the Business has been conducted during the period from January 1, 2008 through the Closing Date.

“Safety Notices” shall have the meaning assigned thereto in Section 3.14.

“Seller” shall have the meaning assigned thereto in the preamble.

“Seller Insurance Policies” shall have the meaning assigned thereto in Section 1.10.

“Seller Licenses-In” shall have the meaning assigned thereto in Section 3.4(b).

“Seller Licenses-Out” shall have the meaning assigned thereto in Section 3.4(b).

“Seller Plan” shall mean any Plan maintained, administered, sponsored or contributed to by Seller or its Affiliates (or for which Seller or its Affiliates otherwise have any Liability) with respect to the Business, other than any Multiemployer Plan or any Plan required by Applicable Law.

“Seller’s FSA” shall have the meaning assigned thereto in Section 6.5.

“Seller’s Knowledge” shall mean the actual knowledge of any of the individuals set forth in Schedule 1.1(g) and the knowledge which any one or more of such individuals would reasonably be expected to have in light of the functional responsibilities of such individuals with respect to the Business.

“Separation Consent” shall have the meaning assigned thereto in Section 5.6(b).

“Severance Period” shall have the meaning assigned thereto in Section 6.9.

“Shared Contract” shall mean each Contract to which Seller or its Affiliates are party or bound that is not a Transferred Contract or an Excluded Contract and that is used or held for use in, or that arises out of or relates to, the Business.

“Shared Facilities” shall mean the plants, offices, stores, warehouses, administration buildings, manufacturing facilities, packaging facilities, research and development facilities and related facilities and fixtures owned or leased directly or indirectly by Seller or its Affiliates that are not Transferred Facilities or leased pursuant to a Transferred Lease and that are used in, held for use in or related to the Business, including the underlying land, and all buildings, structures and improvements thereon.

“Shared Fixtures and Equipment” shall mean the Fixtures and Equipment, wherever located, owned or leased directly or indirectly by Seller or its Affiliates that are not Transferred Fixtures and Equipment or Included Leased Assets and that are used in, held for use in or related to, the Business, including, without limitation, any such Fixtures and Equipment in the possession of any third Persons.

“Shared Permits” shall mean the Permits held by Seller or its Affiliates that are not Transferred Permits and that are used in or held for use in connection with, or related to, the Business.

“Shared Tangible Assets” shall mean the tangible assets owned directly or indirectly by Seller or its Affiliates that are not Transferred Tangible Assets or Included Leased Assets and that are used in, held for use in connection with, or related to the Business, including, without limitation, any such tangible assets in the possession of any third Persons.

“Special Warranty Deed” shall mean a Special Warranty Deed substantially in the form attached hereto as Exhibit M, executed by Seller or its applicable Affiliates, conveying the Transferred Facilities described on Schedule 3.3(a)(i) to Buyer or its applicable Affiliates.

“Specifications” shall mean all current raw materials, manufacturing, packaging, labeling and quality assurance specifications for each Product.

“Statements of Assets” shall have the meaning assigned thereto in Section 3.12(b).

“Straddle Period” shall mean any Tax period beginning on or prior to and ending after the Closing Date.

“Surveys” shall have the meaning assigned thereto in Section 5.13.

“Target Closing Inventory Amount” shall have the meaning assigned thereto in Section 1.8(d).

“Tax” or Taxes” shall mean any Federal, state, provincial, local or foreign income, alternative or add-on minimum, gross receipts, sales, use, goods and services, harmonized sales, transfer, gains, ad valorem, capital stock, franchise, profits, license, withholding, payroll, direct placement, employment, unemployment, excise, registration, severance, stamp, procurement, occupation, premium, property, escheat, environmental or windfall profit tax, custom, duty or other tax, charge, duty, fee, levy or assessment imposed by any Governmental Authority, together with any interest, additions or penalties with respect thereto, and including any transferee or secondary Liability with respect thereto (whether imposed by law, contractual agreement or otherwise) and any obligation to indemnify or otherwise assume or succeed to the Liability of any other Person in respect of any of the foregoing and any Liability in respect of any of the foregoing as a result of being a member of any affiliated, consolidated, combined, unitary or similar group, or payable pursuant to any tax-sharing agreement relating to the sharing or payment of any of the foregoing.

“Tax Claim” shall have the meaning assigned thereto in Section 8.5(g).

“Tax Return” or “Return” shall mean any return, declaration, report, claim for refund, information return or similar statement filed or required to be filed with respect to any Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tentative Final Allocation Schedule” shall have the meaning assigned thereto in Section 1.11.

“Third-Party Claim” shall have the meaning assigned thereto in Section 8.5(b).

“Third Party Intellectual Property” shall mean all Intellectual Property owned by third Persons that is necessary for the conduct of or used in or held for use in the Business, as the Business has been conducted as of the Closing Date or as the Business has been conducted during the period from January 1, 2008 through the Closing Date, and in each case subject to one or more license agreements between such third Persons and the Seller or any of its Affiliates.

“Third Party Intellectual Property Sublicenses and Assignments” shall mean those sublicenses and assignments executed by Seller and its applicable Affiliates in accordance with the terms of the General Intellectual Property License Agreement in favor of Buyer and/or its designated Affiliates involving the third party intellectual property agreements that Seller and its Affiliates have the right to sublicense or assign to Buyer and/or its designated Affiliates with no additional royalty payments.

“Title Company” shall have the meaning assigned thereto in Section 5.13.

“Trademark Assignment” shall mean the agreement entered into between Seller and its applicable Affiliates and Buyer and/or its designated Affiliates, to be executed at Closing, in the form attached hereto as Exhibit H.

“Trademarks” shall mean trademark, trademark applications, service mark, trade dress, logo, and trade name and service name rights and similar rights and other brand identifiers, and the goodwill associated therewith and any telephone numbers, such as toll-free service or customer support numbers, that incorporate such Trademarks, other than Trademarks that have been abandoned or registrations that have expired.

“Trade Secrets and Know-How” shall mean Formulations, Specifications, Processing Instructions, manufacturing data, methods, systems, trade secrets, know-how, inventions, discoveries, data, techniques, materials, designs, expertise, technology, data, rights in databases and data collections (including information in knowledge databases, customer lists and customer databases), research, technical information, business information, financial information, bills of material, business plans, marketing plans, costs, margins or the like, whether or not patentable or copyrightable.

“Transfer Date” shall have the meaning assigned thereto in Section 6.1.

“Transfer Taxes” shall have the meaning assigned thereto in Section 7.6(b).

“Transferred Contracts” shall mean the Contracts (excluding the Excluded Contracts) to which Seller or its Affiliates are a party, exclusively used or held exclusively for use in, or exclusively arising out of or relating to, the operation or conduct of the Business, including, without limitation, the Transferred Leases and project agreements, product agreements, purchase orders and similar agreements, sales orders and schedules to vehicle and equipment leases that are exclusively related to the Business under master agreements that are not exclusively related to the Business (but not including such master agreements).

“Transferred Copyrights” shall mean Copyrights owned by Seller or its Affiliates that are primarily used in, held primarily for use in or primarily related to the Business, in each case as the Business is conducted as of the Closing Date or as the Business has been conducted during the period from January 1, 2008 through the Closing Date, including the registered Copyrights identified in Schedule 3.4(a)(i), but not including Copyrights in advertising or promotional materials to the extent such advertising and promotional materials specifically reference products of Seller or its Affiliates that are not Products and not including those portions of documents that are reasonably and objectively identifiable as pertaining only to products or businesses not related to the Business.

“Transferred Domain Names” shall mean those Domain Names owned or registered by or in the name of Seller or its Affiliates that are primarily used in, held primarily for use in, or primarily related to the Business, including the Domain Names identified on Schedule 3.4(a)(i) as “Transferred Domain Names.”

“Transferred Employees” shall have the meaning assigned thereto in Section 6.1.

“Transferred Facilities” shall mean the plants, offices, stores, warehouses, administration buildings, manufacturing facilities, packaging facilities and related facilities and fixtures owned directly or indirectly by Seller or its Affiliates that are exclusively used in or held for use in or exclusively related to, the Business, including, without limitation, the real property owned by Seller or its Affiliates and described on Schedule 3.3(a)(i) under the heading “Owned Real Property”, and all buildings, structures and improvements owned by Seller or its Affiliates and located thereon. Without limiting the foregoing, Transferred Facilities shall include the manufacturing, packaging and warehousing facilities located in Little Chute, Wisconsin and Medford, Wisconsin.

“Transferred Fixtures and Equipment” shall mean the Fixtures and Equipment, wherever located, owned directly or indirectly by Seller or its Affiliates that are exclusively used in or held exclusively for use in, or exclusively related to, the Business, including, without limitation, Fixtures and Equipment owned directly or indirectly by Seller or its Affiliates in the possession of third Persons, and all Fixtures and Equipment owned directly or indirectly by Seller or its Affiliates located at the Transferred Facilities or facilities that are leased pursuant to the Transferred Leases.

“Transferred Intellectual Property” shall mean the (i) Transferred Trademarks, (ii) Transferred Patents, (iii) Transferred Domain Names, (iv) Transferred Copyrights (other than Copyrights in multi-brand product ads or multi-brand webpages), and (v) Trade Secrets and Know-How and any other Intellectual Property (other than Trademarks, Patents, Copyrights or Domain Names) owned by Seller or its Affiliates that are primarily used in, held primarily for use in or primarily related to the Business, in each case as the Business is conducted as of the Closing Date or as the Business has been conducted during the period from January 1, 2008 through the Closing Date and including any Trade Secrets and Know-How in the process of development as of the Closing Date owned by Seller or its Affiliates that are primarily used in, held primarily for use in or related to the Business. In addition, for purposes hereof, to the extent that any Patents, Copyrights, or Trade Secrets and Know-How are embodied in databases (including the Meridian, Anaqua and CPI databases) that include information that does not constitute Transferred Intellectual Property, then only the information from such databases (and the Intellectual Property in such information) that constitutes Transferred Intellectual Property will be deemed Transferred Intellectual Property.

“Transferred Leases” shall mean the leases of real property, facilities and/or improvements to which Seller or its Affiliates are party or bound that are exclusively used or held exclusively for use in, or that exclusively arise out of or relate to, the Business.

“Transferred Patents” shall mean those Patents owned by Seller or its Affiliates covering activities, processes, methods, products or services exclusively or primarily used in or held exclusively or primarily for use in the Business (including the research and development activities of or conducted in connection with the Business or the Products), as the Business is conducted as of the Closing Date or as the Business has been conducted during the period from January 1, 2008 through the Closing Date, including the Patents listed on Schedule 3.4(a)(i) identified as “Transferred Patents,” but excluding any Patents that have expired, lapsed or been closed or abandoned as of the Closing Date. For the avoidance of doubt, “Transferred Patents” shall exclude Patents that theoretically could be used for the Business but are not actually used in or actually held for use in the Business (or the research and development activities of the Business), as the Business is conducted as of the Closing Date or as the Business has been conducted during the period from January 1, 2008 through the Closing Date.

“Transferred Permits” shall mean all Permits held by Seller or its Affiliates that are either (i) exclusively used in or held exclusively for use in connection with, or that exclusively relate to, the Business, or (ii) primarily used in or held primarily for use in connection with, or that primarily are related to, any of the Transferred Facilities or real property and/or improvements, as applicable, that are leased pursuant to the Transferred Leases.

“Transferred Personnel Files” shall mean personnel records that relate to a Transferred Employee located at a site at which such Transferred Employee is primarily based immediately prior to the Closing, other than performance reviews.

“Transferred Tangible Assets” shall mean the tangible assets owned directly or indirectly by Seller or its Affiliates that are exclusively used in, held exclusively for use in connection with, or exclusively related to the Business, including, without limitation, any such tangible assets in the possession of third Persons, and all tangible assets owned directly or indirectly by Seller or its Affiliates that are located at the Transferred Facilities or the facilities subject to the Transferred Leases.

“Transferred Trademarks” shall mean those Trademarks owned by Seller or its Affiliates that are primarily used in, held primarily for use in or primarily related to the Business, in each case as the Business is conducted as of the Closing Date or as the Business has been conducted during the period from January 1, 2008 through the Closing Date, including the Trademarks identified on Schedule 3.4(a)(i) as “Transferred Trademarks.”

“Transition Services Agreement” shall mean the Transition Services Agreement between Buyer and/or its designated Affiliates and Seller and its applicable Affiliates, to be executed at Closing, in the form attached hereto as Exhibit L; provided, however, that the parties agree that Annex A to the Transition Services Agreement is in draft form only, and pursuant to Section 5.14 the parties have agreed to cooperate in good faith to finalize such Annex A prior to the Closing Date.

“Transitional Trademark License Agreement” shall mean the Transitional Trademark License Agreement between Seller and its applicable Affiliates and Buyer and/or its designated Affiliates, to be executed at Closing, in the form attached hereto as Exhibit K.

“Underlying Documents” shall have the meaning assigned thereto in Section 5.13.

“USDA” shall have the meaning assigned thereto in Section 3.8.

1.2 Purchase and Sale of Included Assets. Upon the terms, and subject to the conditions of this Agreement, on the Closing Date, Seller shall sell, convey, transfer and assign, or cause to be sold, conveyed, transferred and assigned to Buyer and/or its designated Affiliates, and Buyer and/or its designated Affiliates will purchase, the Included Assets, free and clear of all Liens, other than Permitted Liens; provided that the Canadian Included Assets will be sold exclusively by Canadian Seller.

1.3 Included Assets. The term “Included Assets” shall mean all right, title and interest of Seller or its Affiliates in, to or under the following:

(a) all inventory wherever located, including raw materials, packaging materials, labeling, wrapping, supplies, work-in-process and finished products and similar items and including any of the foregoing held in consignment, bailment, or other similar arrangement by any third Person or Affiliates of Seller, in each case, which is exclusively used in or held exclusively for use in connection with, or exclusively related to, the Business (the “Inventory”);

(b) all books of account, ledgers, reports, plans, drawings, plats, specifications, surveys, drawings, testing results, certification materials, service and warranty records, quality records relating to products, environmental, safety and health plans, operating reports, general, financial, accounting records, Transferred Personnel Files (provided that Seller shall be permitted to retain photocopies of the Transferred Personnel Files), files, invoices, customers’ and suppliers’ lists, other distribution lists, purchasing records, billing records, art work, display units, telephone and facsimile numbers, manuals, customer and supplier correspondence, existing product literature, advertising materials, sales and promotional materials and other books and records, in each case, which are exclusively used in or held exclusively for use in connection with, or exclusively related to, the Business (except Seller’s or its Affiliates’ corporate records and Tax Returns, corporate artwork unrelated to the Products, Trademarks or Copyrights used in the Business, all documents prepared in connection with the transactions contemplated by this Agreement or the Collateral Agreements by Seller or its Affiliates or to the extent Seller is required by Applicable Law to retain title to the same (such exceptions, the “Excluded Books and Records”)) (collectively, the “Books and Records”);

(c) subject to Section 5.6, (i) all rights under Transferred Contracts (including the Transferred Leases and the interest of Seller or its Affiliates in any leases underlying the Included Leased Assets) (A) listed on Schedule 3.6(a) (of which Seller has provided Buyer copies prior to the date of this Agreement) or which are categorically described on Schedule 3.6(a), (B) not required to be listed on Schedule 3.6(a) but within the definition of Transferred Contracts, (C) that were required to be listed on Schedule 3.6(a), but were not so listed, which Buyer elects to accept and assume in its sole discretion, (D) that were listed on Schedule 3.6(a), but copies of which were not provided to Buyer prior to the date of this Agreement (as identified with “**” on the Disclosure Schedules), which Buyer elects to accept and assume acting reasonably, provided, however, that Buyer shall accept and assume such Contracts that were not required to be listed on Schedule 3.6(a) but were so listed, and (E) that have been entered into in compliance with Section 5.2(d) after the date of this Agreement, and which either (x) do not fit into any of the categories of Contracts described under Section 3.6(a)(i), (ii), (iii), (iv), (v), (x) or (xi) and, in the case of agreements with brokers and distributors, do not contain any exclusivity provisions or, in the case of co-manufacturing agreements, a volume commitment for a period of greater than one year or (y) Buyer elects to accept and assume in its sole discretion; and (ii) all rights under that portion of each Included Shared Contract that relates to the Business, in each case, except to the extent such Contract relates to the lease of any personal laptop or desktop computers and other systems hardware and networking and communications assets, including servers that support office functions, that contain confidential data relating to any business of Seller or its Affiliates other than the Business for which Seller makes arrangements to permit Buyer to lease comparable replacement computers or assets;

(d) the Transferred Facilities;

(e) the Transferred Fixtures and Equipment;

(f) to the extent not included in clauses (a), (d) and (e) above, the Transferred Tangible Assets;

(g) subject to Section 5.6, to the extent transferable, the Transferred Permits;

(h) commitments for advertising for the Business for advertising airing or appearing in periods from and after the Effective Time made in the ordinary course of business consistent with past practice;

(i) all claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind, against any Person, to the extent relating to any other Included Asset or any Included Liability along with any and all recoveries by settlement, Judgment or otherwise in connection therewith;

(j) the UPC codes that relate to the Products;

(k) all Computers that are owned directly or indirectly by Seller or any of its Affiliates that are exclusively used in or held exclusively for use in, or that exclusively relate to the Business, and all Computers located at the Transferred Facilities or the facilities leased pursuant to the Transferred Leases, but excluding any personal laptop or desktop computers and other systems hardware and networking and communications assets, including servers that support office functions, that contain confidential data relating to any business of Seller or its Affiliates other than the Business (the “Excluded Computers”) for which (i) Seller provides Buyer a comparable replacement computer or asset and (ii) Seller arranges to transfer data relating to the Business from any such Excluded Computer to Buyer;

(l) all rights under or pursuant to all warranties, representations and guarantees made by suppliers to the extent they relate to the Included Assets, to the extent such warranties, representations and guarantees are assignable;

(m) subject to the General Intellectual Property Transfer Agreement and the Cheese Trademark License Agreement, the Transferred Intellectual Property;

(n) subject to any contractual or other privacy restrictions under Applicable Law, any user information or data exclusively related to the Business;

(o) the goodwill of the Business; and

(p) all other properties, assets and rights of any kind other than of the kind specified in clauses (a) through (o) above, whether tangible or intangible, real or personal, exclusively used in or held exclusively for use in connection with, or exclusively related to, the Business.

1.4 Excluded Assets. The Included Assets shall not include any assets other than the Included Assets specifically listed or described in Section 1.3, and, without limiting the generality of the foregoing and notwithstanding Section 1.3, the Included Assets shall expressly exclude (a) the cash, marketable securities and negotiable instruments and other cash equivalents of Seller or any of its Affiliates existing immediately prior to the Effective Time; (b) the Excluded Current Assets; (c) subject to the terms and conditions of the Transitional Trademark License Agreement and the General Intellectual Property License Agreement, the Retained Intellectual Property and the Licensed Intellectual Property; (d) any Tax refunds (or credits) relating to any Excluded Tax and all Tax Returns relating to the Business or the Included Assets prior to the Closing Date and any notes, worksheets, files and documents relating thereto; (e) all claims, causes of action, choses in action, rights of recovery, defenses and rights of set-off of any kind, against any Person, to the extent relating to any other Excluded Asset or any Excluded Liability along with any and all recoveries by settlement, Judgment or otherwise in connection therewith; (f) the Excluded Books and Records; (g) all rights of Seller and its Affiliates arising under this Agreement or the Collateral Agreements or the transactions contemplated hereby or thereby; (h) subject to Section 1.10, all insurance policies relating to the Business and all claims, credits, causes of action or rights thereunder and proceeds thereof; (i) all assets of or relating to any Seller Plan, except to the extent expressly provided under Sections 6.5 and 6.8; (j) all rights under or pursuant to all warranties, representations, indemnities, guarantees and similar rights in favor of Seller or its Affiliates to the extent they relate to any other Excluded Asset or any Excluded Liability, or arise or relate to any period prior to the Effective Time; (k) all personnel records or files relating to the Business Employees, other than the Transferred Personnel Files; (l) any capital stock or similar equity interests in any of Seller or its Affiliates; (m) the Excluded Software; and (n) the Excluded Computers (clauses (a) through (n) collectively, the “Excluded Assets”).

1.5 Included Liabilities. Upon the terms, and subject to the conditions of this Agreement, Buyer and/or its designated Affiliates shall assume as of the Effective Time and shall pay, perform and discharge when due the following Liabilities, and only the following Liabilities, of Seller and its Affiliates; provided, however, that, notwithstanding clauses (a) through (m) below, Included Liabilities shall not include any such Liabilities, obligations or commitments to the extent they are retained by Seller or its Affiliates, or otherwise are the responsibility of Seller or its Affiliates pursuant to this Agreement (whether arising from Seller’s breach or inaccuracy of a representation or warranty or pursuant to Seller’s indemnification obligations or otherwise) (collectively, the “Included Liabilities”):

(a) all Liabilities, obligations and commitments (other than those under Environmental Laws) arising out of the ownership and operation of the Business, from and after the Effective Time;

(b) all Liabilities, obligations and commitments arising out of events or occurrences happening from and after the Effective Time under the Transferred Contracts that are Included Assets under Section 1.3(c) and those portions of the Included Shared Contracts that are Included Assets under Section 1.3(c) and that relate exclusively to the Business, but not including any Liability for any Default under any such Transferred Contract or Included Shared Contract occurring prior to the Effective Time;

(c) all Liabilities, obligations and commitments relating to the return or claimed spoilage of Products manufactured prior to the Effective Time and returned or claimed spoiled more than thirty (30) days after the Closing Date (whether physically returned, or whether a credit, deduction or other accommodation is made);

(d) all Liabilities, obligations and commitments in respect of any and all Products manufactured by Buyer or its Affiliates from and after the Effective Time;

(e) all Liabilities, obligations and commitments for manufacturer’s coupons relating to Products (i) which coupons are issued, granted, delivered or otherwise made available prior to the Effective Time and are received by the clearinghouse for reimbursement more than one hundred twenty (120) days after the Closing Date and (ii) which coupons are issued, granted, delivered or otherwise made available from and after the Effective Time;

(f) all Liabilities, obligations and commitments for trade and consumer promotions relating to the Products arising from trade promotion activities or events (i) that commence on or after the Closing Date or (ii) that commenced prior to but concluded on or after the Closing Date; provided, that the amount of Liabilities, obligations and commitments assumed by Buyer pursuant to clause (ii) in respect of any trade or consumer promotion shall be equal to the total amount of Liabilities, obligations and commitments related to such trade or consumer promotion multiplied by a fraction, the numerator of which is equal to the number of calendar days such trade or consumer promotion was available on or after the Closing Date, and the denominator of which is equal to the total number of calendar days such trade or consumer promotion was available;

(g) all Liabilities, obligations and commitments for advertising for the Business for advertising airing or appearing in periods from and after the Effective Time made in the ordinary course of business consistent with past practice;

(h) all Liabilities under any Environmental Law to the extent arising out of the ownership or operation of the Business or the Included Assets or the Transferred Facilities from and after the Effective Time (other than out of the release or disposal of Hazardous Substances at, in, on, under or from the Transferred Facilities, to the extent such release or disposal is first created, occurs or arises prior to the Effective Time) or out of the release or disposal of Hazardous Substances at, in, on, under or from the Transferred Facilities, to the extent such release or disposal is first created, occurs or arises after the Effective Time;

(i) all employment and employee benefits-related liabilities, obligations and commitments relating to (1) the Transferred Employees (or any dependent or beneficiary of any such employee) that (A) arise out of such employee’s employment with Buyer or its Affiliates and are incurred at or after the relevant Transfer Date, (B) Seller and Buyer have explicitly agreed that Buyer or its Affiliates shall assume pursuant to Article 6 of this Agreement, (C) solely with respect to Canadian Employees, transfer automatically to Buyer or its Affiliates under Applicable Law or (D) relate to the obligation pursuant to Section 6.1 of this Agreement to rehire or reinstate any Employee on Disability Leave (but in no event, any employment or employee benefits-related liabilities, obligations and commitments relating to any such Employee on Disability Leave that relate to any period prior to the date that such employee is hired, if at all, by Buyer in accordance with this Agreement) and (2) the failure to make an offer of employment to the Business Employees on terms compliant with Article 6 of this Agreement (clauses (1) and (2), the “Covered Employee Liabilities”), provided that, for the avoidance of doubt, the term “Covered Employee Liabilities” shall not include any Liabilities pursuant to any Seller Plan or any Plan of an Affiliate of Seller, other than any such Liabilities for which Seller, one of its Affiliates or the relevant Plan is entitled to reimbursement pursuant to the Transition Services Agreement;

(j) Property Taxes that are the responsibility of Buyer pursuant to Section 7.6(a);

(k) Transfer Taxes that are the responsibility of Buyer pursuant to Section 7.6(b);

(l) all Liabilities, obligations and commitments arising from any injury to or death of any Person or damage to or destruction of any property, whether based on negligence, breach of warranty, strict liability, enterprise liability or any other legal or equitable theory arising from defects in Products manufactured by or on behalf of Buyer or its Affiliates from and after the Effective Time or from services performed by or on behalf of Buyer or its Affiliates in connection with the Products from and after the Effective Time; and

(m) any loss or Liability to the extent deemed an Included Liability pursuant to Section 8.2(e), subject to the proviso in the first sentence of this Section 1.5.

1.6 Excluded Liabilities. Notwithstanding any other provision of this Agreement, except for the Included Liabilities described in Sections 1.5(c), 1.5(e), 1.5(f) and 1.5(m) to the extent expressly assumed by Buyer, Buyer and its Affiliates shall not assume, or in any way be liable for the payment, performance or discharge of, any Liabilities of Seller or any of its Affiliates (collectively, the “Excluded Liabilities”), including the following Liabilities:

(a) all Liabilities, obligations and commitments arising out of the ownership or operation of the Business prior to the Effective Time;

(b) all Liabilities, obligations and commitments relating to the return or claimed spoilage of Products manufactured prior to the Effective Time and returned within thirty (30) days after the Closing Date (whether physically returned, or whether a credit, deduction or other accommodation is made);

(c) any Liabilities for any Default under any Transferred Contract or Included Shared Contract occurring prior to the Effective Time;

(d) all Liabilities for indebtedness for borrowed money of Seller or any of its Affiliates;

(e) all Liabilities, obligations, and commitments for manufacturer’s coupons relating to Products issued prior to the Effective Time and received by the clearing house for reimbursement within one hundred twenty (120) days after the Closing Date;

(f) all Liabilities, obligations and commitments for trade and consumer promotions relating to Products (i) that commenced and concluded prior to the Closing Date or (ii) that commenced prior to but concluded after the Closing Date; provided, that the amount of Liabilities, obligations and commitments retained by Seller pursuant to clause (ii) in respect of any trade or consumer promotion shall be equal to the total amount of Liabilities, obligations and commitments related to such trade or consumer promotion multiplied by a fraction, the numerator of which is equal to the number of calendar days such trade or consumer promotion was available prior to the Closing Date, and the denominator of which is equal to the total number of calendar days such trade or consumer promotion was available;

(g) all Liabilities, obligations and commitments for advertising for the Business for advertising airing or appearing in periods prior to the Effective Time;

(h) all Liabilities under any Environmental Law, to the extent arising out of the (i) ownership or operation of the Business, the Included Assets or the Excluded Assets or the Transferred Facilities or the Shared Facilities prior to the Effective Time or out of the release or disposal of Hazardous Substances at, in, on, under or from the Transferred Facilities or the Shared Facilities, to the extent such release or disposal first existed, occurred or arose prior to the Effective Time, or (ii) ownership or operation of the Excluded Assets from and after the Effective Time, in each case including, without limitation, those relating to (y) any non-compliance with any Environmental Law or (z) the investigation, removal, cleanup or remediation of any Hazardous Substances at, on, in, under or from any Transferred Facility, any Shared Facility, any offsite disposal location or any other property (and in each case other than such Liabilities deemed to be Included Liabilities pursuant to Section 8.2(e));

(i) all employment and employee benefits-related liabilities, obligations, commitments, claims and other Losses relating to employees of Seller or any of its Affiliates other than the Covered Employee Liabilities;

(j) all Liabilities, obligations and commitments of Seller or its Affiliates to the extent relating to or arising out of Excluded Assets;

(k) all Liabilities, obligations and commitments with respect to Excluded Taxes;

(l) Transfer Taxes that are the responsibility of Seller pursuant to Section 7.6(b).

(m) all Liabilities arising from any injury to or death of any Person or damage to or destruction of any property, whether based on negligence, breach of warranty, strict liability, enterprise liability or any other legal or equitable theory, to the extent arising from defects in products manufactured or from services performed in connection with the Business by or on behalf of Seller or its Affiliates prior to the Effective Time;

(n) all Liabilities of Seller or its Affiliates or related to the Business arising out of or relating to any Proceedings against Seller or its Affiliates and which shall have been asserted prior to the Effective Time or to the extent the basis of which shall have arisen or shall relate to periods prior to the Effective Time (in each case other than such Liabilities deemed to be Included Liabilities pursuant to Section 8.2(e));

(o) the Excluded Current Liabilities and all Liabilities with respect to all Liens and Permitted Liens on the Included Assets (other than Permitted Liens described in clause (iii) and (v) of the definition thereof and lease obligations, Seller Licenses-In and Seller Licenses-Out to the extent expressly assumed by Buyer hereunder) and the Excluded Assets existing as of immediately prior to the Effective Time, regardless of when such Liabilities come due; and

(p) all Liabilities of Seller or its Affiliates for any fees, expenses or other payments to any agent, broker, investment banker or other firm or Person retained or employed by Seller or its Affiliates in connection with the transactions contemplated by this Agreement.

1.7 Consideration. Upon the terms and subject to the conditions set forth herein, in consideration for the transfer of the Included Assets by Seller or its Affiliates to Buyer or its designated Affiliates pursuant to Section 1.2, at the Closing, Buyer shall, or shall cause its designated Affiliates to, (a) pay, or cause to be paid, to Seller or its Affiliates an aggregate cash purchase price equal to Three Billion Seven Hundred Million United States Dollars ($3,700,000,000) (the “Initial Purchase Price”), subject to adjustment pursuant to the inventory adjustment set forth in Section 1.8 (as so adjusted, the “Final Purchase Price”), and (b) assume the Included Liabilities as specified in Section 1.5.

1.8 Inventory Adjustment.

(a) Closing Inventory Calculation. Schedule 1.8 is a statement setting forth Seller’s estimate of the type and value of the Inventory of the Business, in each case to be transferred to Buyer pursuant to Section 1.2 on the Closing Date. As soon as practicable, but in no event later than ninety (90) days following the Closing Date, Seller shall deliver to Buyer a report setting forth Seller’s calculation of the dollar amount of the Inventory as of the close of business on the Closing Date (the “Closing Inventory Amount”) prepared as described herein. The Closing Inventory Amount and Final Inventory Amount shall be determined in a manner consistent with GAAP and with the past practice of the Business and the Financial Information to the extent the past practices of the Business and such Financial Information are consistent with GAAP (the “Closing Inventory Statement”). In the event of any conflict between the past practice of the Business and the Financial Information, on the one hand, and GAAP, on the other hand, GAAP shall control. For purposes of calculating the value of the Inventory under this Section 1.8(a), Canadian dollars will be converted to U.S. dollars at the rate of 1-to-0.91. Notwithstanding the foregoing, the Closing Inventory Amount shall be calculated excluding any items for amounts with respect to Taxes, if any, and without giving effect to any changes or adjustments arising from the transactions contemplated by this Agreement or the Collateral Agreements. Upon the reasonable request of the other party, each party shall provide to the other party and/or its designated independent certified public accountants access to the books and records, any other information, including working papers of its accountants, and to any employees, the Transferred Facilities and the facilities that are leased pursuant to the Transferred Leases necessary for the other party to prepare the Closing Inventory Amount, and to prepare or to respond to a notice of disagreement delivered pursuant to Section 1.8(b) and to prepare materials for presentation to the Independent Expert in connection with Section 1.8(c), and each party shall otherwise cooperate and assist the other party as may be reasonably necessary to carry out the purposes of this Section 1.8. Buyer and/or its designated independent certified public accountants shall have the right to be present to observe and verify the taking of any physical inventory in conjunction with the preparation of Seller’s calculation of the Closing Inventory Amount, and, at any time after Seller’s notice of its calculation of the Closing Inventory Amount but prior to the determination of the Final Inventory Amount in accordance with this Section 1.8, may review and examine the procedures, books, records and work papers of Seller relating to such calculation.

(b) Notice of Disagreement. If Buyer disagrees with Seller’s calculation of the Closing Inventory Amount delivered pursuant to Section 1.8(a) in good faith, Buyer may, within thirty (30) days following such delivery, notify Seller in writing that it objects to the computation of said amount, specifying those items and amounts as to which Buyer disagrees with a written explanation of the reasons for disagreement with each such item and amount, and its alternative computation of each such item and amount; provided, however, that the only bases for objection shall be (i) non-compliance with the standards set forth in this Section 1.8 for the preparation of the Closing Inventory Statement and (ii) computational errors. Buyer shall be deemed to have agreed with all items and amounts contained in Seller’s calculation of the Closing Inventory Amount that it has not disputed in accordance with the foregoing. If Buyer fails to deliver such written notice within such 30-day period, Seller’s calculation of the Closing Inventory Amount shall be the Final Inventory Amount, which shall be binding upon the parties.

(c) Dispute Resolution. If a notice of disagreement shall be duly delivered pursuant to Section 1.8(b), Buyer and Seller shall, during the thirty (30) days following such delivery, consult with each other in good faith and exercise reasonable efforts to attempt to reach agreement on the disputed items or amounts in order to determine, as may be required, a mutually agreed Closing Inventory Amount. If during such period or any mutually agreed upon extension thereof, Buyer and Seller are unable to reach such agreement, they shall promptly thereafter retain a nationally recognized accounting firm which is reasonably acceptable to Buyer and Seller and which has no material relationship with Buyer, Seller or their respective Affiliates or other material conflict (in either case, the “Independent Expert”) to review this Section 1.8, the definitions for the terms used herein and the disputed items or amounts for the purpose of promptly calculating Closing Inventory Amount, which amount shall not be more than the amount thereof shown in Seller’s calculations delivered pursuant to Section 1.8(a) nor less than the amount thereof shown in Buyer’s calculation delivered pursuant to Section 1.8(b). Each party agrees to execute, if requested by the Independent Expert, a reasonable engagement letter. The Independent Expert shall act as an expert and not as an arbitrator. If Buyer and Seller do not promptly agree to such selection, which shall occur no later than five (5) days after the end of the 30-day period referred to above, then each shall select an independent accounting firm of nationally recognized standing and such two independent accounting firms shall jointly select the Independent Expert pursuant to this Section 1.8(c). In making its calculation in accordance with this Agreement, the Independent Expert will make its determination based solely on presentations by Seller and Buyer and not by independent review and shall consider only those items or amounts in Seller’s calculation of the Closing Inventory Amount as to which Buyer has disagreed. The Independent Expert shall deliver to Buyer and Seller, as promptly as practicable, a written report setting forth such calculation. Such report shall be final and binding upon Buyer and Seller. Buyer and Seller will use commercially reasonable efforts to cause the Independent Expert to render its decision as soon as reasonably practicable, including by promptly complying with all reasonable requests by the Independent Expert for information, books, records and similar items. The costs, fees and expenses of the Independent Expert engaged pursuant to this Section 1.8(c) shall be borne proportionately by Buyer and Seller to the extent that Buyer’s and Seller’s respective calculations of Closing Inventory differ from the Independent Expert’s determination.

(d) Adjustment of Purchase Price. If the Final Inventory Amount exceeds the target inventory amount identified on Schedule 1.8 for the month in which the Closing Date occurs (the “Target Closing Inventory Amount”), Buyer shall pay to Seller, as an adjustment to the Initial Purchase Price, in the manner and with interest as provided in Section 1.8(e), the amount of such excess. If the Target Closing Inventory Amount exceeds the Final Inventory Amount, Seller shall pay to Buyer, as an adjustment to the Initial Purchase Price, in the manner and with interest as provided in Section 1.8(e), the amount of such excess. The “Final Inventory Amount” means the Closing Inventory Amount (i) as shown in Seller’s calculation delivered pursuant to Section 1.8(a) if no notice of disagreement with respect thereto is duly delivered pursuant to Section 1.8(b); or (ii) if such a notice of disagreement is delivered, (A) as agreed by Buyer and Seller pursuant to Section 1.8(c) or (B) in the absence of such agreement, as shown in the Independent Expert’s calculation delivered pursuant to Section 1.8(c); provided that in no event shall the Final Inventory Amount be more than Seller’s calculation of the Closing Inventory Amount delivered pursuant to Section 1.8(a) or less than Buyer’s calculation of the Closing Inventory Amount delivered pursuant to Section 1.8(b).

(e) Payment of Adjustment. Any payment pursuant to Section 1.8(d) shall be made within ten (10) Business Days after the Final Inventory Amount has been determined by delivery by Buyer or Seller, as the case may be, by wire transfer of immediately available funds to the other party or by causing such payments to be credited to such account of such other party as may be designated by such other party; provided that if Buyer shall have delivered a notice of disagreement pursuant to Section 1.8(b) and either (i) Buyer’s and Seller’s calculations of Closing Inventory Amount would both require a payment by Buyer pursuant to Section 1.8(d) or (ii) Buyer’s and Seller’s calculations of Closing Inventory Amount would both require a payment by Seller pursuant to Section 1.8(d) (although in each case there is disagreement as to the amount of such payment), then Buyer or Seller, as the case may be, shall pay the lesser of the amounts that would be payable pursuant to Section 1.8(d) based on their respective calculations of Closing Inventory Amount within ten (10) Business Days of the date such notice of disagreement was delivered, and any such payment shall be credited against the payment required by Section 1.8(e). Any payment made pursuant to this Section 1.8 shall be accompanied by the payment of interest on the amount so paid, from and including the Closing Date to but excluding the date of the payment, calculated on a monthly basis at the prime rate of interest, as published from time to time in The Wall Street Journal during the period beginning at the Effective Time and ending on the date of payment.

1.9 Prorations. On the Closing Date, or as promptly as practicable following the Closing Date, but in no event later than sixty (60) days thereafter, Buyer shall prepare and deliver to Seller a statement setting forth the proration of the water, gas, electricity and other utilities, rent payable to lessors, common area maintenance reimbursements to lessors, local business or other license fees, merchants’ association dues, and other similar charges (the “Charges”) payable with respect to the Included Assets, the Transferred Facilities, the facilities that are the subject of the Transferred Leases or the Business, which shall be prorated between Buyer and Seller effective as of the Effective Time. Notwithstanding the foregoing, to the extent practicable, utility meter readings for any Transferred Facilities for which Seller is responsible for the payment of utility charges shall be determined as of the Effective Time. If Seller’s prorated share of the Charges exceeds the amount of Charges prepaid with respect to the Business as of the Effective Time, Seller shall pay to Buyer the amount of such excess. If the amount of Charges prepaid with respect to the Business as of the Effective Time exceed Seller’s prorated share of the Charges, Buyer shall pay to Seller the amount of such excess. Any payment of prorated amounts hereunder shall be made by wire transfer of immediately available funds to an account designated by the receiving party within ten (10) Business Days after delivery by Buyer of the statement referred to in the first sentence of this Section 1.9. This Section 1.9 does not relate to proration of Taxes, such matter being the subject of Section 7.6(a).

1.10 Rights Under Seller Insurance Policies. If any Included Asset or the Business suffers or has suffered any damage, destruction or other casualty loss (in each case, a “Casualty Loss”) that is insured under one or more insurance policies currently maintained with respect to the Included Assets and the Business (the “Seller Insurance Policies”), and arises or has arisen prior to the Effective Time, Seller shall, or shall cause its appropriate Affiliate to, (a) assert a claim under the appropriate Seller Insurance Policies, and (b)(i) surrender to Buyer after the Closing Date any insurance proceeds received by Seller or any Affiliate of Seller under any Seller Insurance Policy with respect to such Casualty Loss, less any amount of cash or proceeds applied by Seller or any Affiliate of Seller to the physical restoration of such asset, and (ii) assign to Buyer all rights of Seller or any Affiliate of Seller with respect to any causes of action (other than the rights with respect to causes of actions under the Seller Insurance Policies, which are hereby expressly retained by Seller), whether or not litigation has commenced as of the Effective Time, in connection with such Casualty Loss. Buyer acknowledges that any and all Seller Insurance Policies are owned and maintained by Seller or an Affiliate of Seller and are Excluded Assets.

1.11 Allocation of Final Purchase Price. The purchase price, as properly determined for U.S. Federal income tax purposes, shall be allocated in its entirety among the Included Assets, the Licensed Intellectual Property and the covenant not to compete set forth in Section 5.5 in accordance with Section 1060 of the Code and any similar provision of state, local or foreign law, as applicable. Prior to Closing, Buyer and Seller shall use commercially reasonable efforts to tentatively agree on an Allocation Schedule (the “Initial Allocation Schedule”) setting forth that portion of the purchase price (i) to be allocated to the Canadian Seller for the Canadian Included Assets (including inventory, approximately four employees and certain specified contracts), (ii) to be allocated to Seller and each of its U.S. Affiliates that is selling assets hereunder for the Included Assets, the Licensed Intellectual Property and the covenant not to compete set forth in Section 5.5 (other than the Canadian Included Assets), and (iii) to be paid by Buyer and each of its Affiliates intending to purchase assets hereunder. Buyer shall prepare and deliver to Seller a tentative updated allocation schedule within one hundred eighty (180) days after the Closing Date (the “Tentative Final Allocation Schedule”). Buyer agrees to share the underlying valuation and methodology of the Tentative Final Allocation Schedule with Seller and consider in good faith any views or comments of Seller in revising the Tentative Final Allocation Schedule. Buyer will provide to Seller any revised Tentative Final Allocation Schedule promptly after receiving such views or comments of Seller (if any). The Tentative Final Allocation Schedule, as so revised, shall be the final allocation schedule (the “Final Allocation Schedule”) unless Seller believes that the Tentative Final Allocation Schedule, as so revised, is substantially and materially incorrect and provides notice of such disagreement within 30 days after receipt of such revised Tentative Final Allocation Schedule from Buyer. If Seller provides such notice, neither party shall be bound by the Initial Allocation Schedule or the Tentative Final Allocation Schedule and Buyer and Seller shall cooperate in good faith to resolve such dispute and agree upon an allocation schedule, which shall be the Final Allocation Schedule. Buyer and Seller agree to file all income Tax Returns (including, without limitation, IRS Form 8594) consistent with the Final Allocation Schedule unless otherwise required by Applicable Law. If the Final Purchase Price is adjusted pursuant to Section 8.8, the Final Allocation Schedule shall be adjusted in a manner consistent with the foregoing procedures. For U.S. federal income tax purposes, Buyer and Seller hereby agree that the Licensed Intellectual Property shall be treated as having been sold to Buyer or its permitted assignee, as the case may be.

ARTICLE 2

CLOSING

2.1 Closing. The closing of the purchase and sale of the Included Assets and of the transactions contemplated by this Agreement (the “Closing”) shall be held at the offices of Latham & Watkins LLP, 355 S. Grand Avenue, Los Angeles, CA, at 9:00 a.m. on the second Business Day following satisfaction or waiver of the conditions specified in Sections 2.2 and 2.3 hereto; provided, however, that in any event “Effective Time” shall mean 12:01 a.m. local time on the day that the Closing occurs (the “Closing Date”). All transactions at the Closing shall be deemed to have taken place simultaneously and no transaction shall be deemed to have been completed and no document, instrument or certificate shall be deemed to have been delivered until all transactions are completed and all documents delivered.

(a) At the Closing, Buyer shall deliver to Seller:

(i) the Initial Purchase Price by wire transfer of immediately available funds pursuant to wire transfer instructions provided by Seller to Buyer;

(ii) each of the Collateral Agreements to which Buyer and/or its designated Affiliates are party duly executed by Buyer and/or such designated Affiliates;

(iii) a list of the addresses and employer identification numbers, if any, of Buyer and any Affiliate of Buyer purchasing Included Assets pursuant to this Agreement; and

(iv) such other appropriately executed assumption agreements and other instruments of assumption in form and substance reasonably satisfactory to Seller and its counsel as may be reasonably requested by Seller and its counsel to evidence and effect the assumption by Buyer and/or its designated Affiliates of the Included Liabilities.

(b) At the Closing, Seller shall deliver or cause to be delivered to Buyer:

(i) each of the Collateral Agreements to which Seller and its applicable Affiliates are a party duly executed by Seller and such Affiliates;

(ii) subject to Section 5.6 all Transferred Permits and any other third-party Consents, to the extent any such Transferred Permits or third-party Consents have been received by Seller with respect to the transfer of the Included Assets contemplated by this Agreement prior to Closing; and

(iii) such other appropriately executed instruments of sale, assignment, transfer and conveyance in form and substance reasonably satisfactory to Buyer and its counsel, as may be reasonably requested by Buyer and its counsel to evidence and effect the sale and transfer to Buyer and/or its designated Affiliates of the Included Assets.

2.2 Buyer’s Conditions to Closing. The obligation of Buyer to consummate the transactions provided for hereby is subject to the satisfaction (or waiver by Buyer) as of the Closing of each of the following conditions:

(a) The representations and warranties of Seller made in Article 3 disregarding all qualifications and exceptions relating to materiality, Material Adverse Effect or words of similar import, shall be true and correct at and as of the date hereof and at and as of the Closing Date as if made on such date (except for such representations and warranties made as of a specified date, which shall be true and correct only as of such specified date), with only such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Seller shall have performed, satisfied or complied in all material respects with all agreements, obligations and covenants required by this Agreement to be performed, satisfied or complied with by Seller by the time of the Closing.

(c) Seller shall have delivered to Buyer a certificate of Seller dated the Closing Date and signed by an authorized officer of Seller to the effect that each of the conditions specified above in Sections 2.2(a) and (b) has been satisfied.

(d) No Proceeding by any Governmental Authority shall have been instituted that seeks to enjoin or prohibit the transactions contemplated hereby or by the Collateral Agreements or that could reasonably be expected to have a material adverse effect on the right or ability of Buyer or its Affiliates to own, operate, possess or transfer the Included Assets or the Business after the Closing.

(e) There shall not be any Applicable Law or Judgment that makes the purchase and sale of the Business or the Included Assets contemplated hereby illegal or otherwise prohibited.

(f) Each of the Transferred Permits or filings, the absence of which on the Closing Date would materially impair Buyer’s ability to operate the Business, as currently conducted (but excluding any such Transferred Permits or filings the absence of which can be cured solely by the payment of money), must have been obtained or made as set forth therein, and on the terms and conditions described therein, and be in full force and effect.

(g) The waiting period applicable to the transactions contemplated hereby under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) or any similar foreign Applicable Law shall have expired or early termination shall have been granted and any other consent, authorization, order, approval, declaration and filing required under any other Applicable Law shall have been made or obtained, including Competition Act Clearance (provided that Buyer may at its sole option waive the requirement of an advance ruling certificate or “no-action” letter).

(h) The material Included Assets (other than the Transferred Facilities and the Adjacent Leased Warehouse Facilities) shall be free and clear of all Liens other than Permitted Liens as of the Effective Time, and the Transferred Facilities and the Adjacent Leased Warehouse Facilities shall be free and clear of all Liens other than Permitted Liens as of the Effective Time.

(i) Seller and its applicable Affiliates shall have executed and delivered to Buyer each of the Collateral Agreements to which Seller and its applicable Affiliates are a party, and Buyer shall have received the other agreements, instruments and documents to be delivered to it under Section 2.1(b).

(j) Since the date of this Agreement, there shall have been no change, event or development that has had or would reasonably be expected to have a Material Adverse Effect.

(k) Seller shall have delivered to Buyer an affidavit of each of Seller and any affiliate of Seller transferring Included Assets pursuant to this Agreement, dated as of the Closing Date and substantially in the form set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv) or 1.1445-2(c)(3), as applicable, setting forth such Person’s name, address and Federal employer identification number and stating under the penalties of perjury that such Person is not a “foreign person” within the meaning of Section 1445 of the Code or, in the case of the affidavit of the Canadian Seller, that none of the Included Assets transferred by the Canadian Seller is a U.S. real property interest;

(l) Seller shall obtain and provide to Buyer at the Closing a certificate pursuant to Section 6 of the Retail Sales Tax Act (Ontario) and a certificate pursuant to similar legislation in each other jurisdiction in which any Included Assets are located or Seller is registered for provincial sales tax purposes, each of which indicates that all sales tax collectible or payable by Seller under such legislation have been paid up to the Closing Date or that Seller has entered into satisfactory arrangements for payment of such sales tax.

2.3 Seller’s Conditions to Closing. The obligation of Seller to consummate the transactions provided for hereby is subject to the satisfaction (or waiver by Seller) as of the Closing of each of the following conditions:

(a) The representations and warranties of Buyer made in Article 4 disregarding all qualifications and exceptions relating to materiality, material adverse effect or words of similar import, shall be true and correct at and as of the date hereof and at and as of the Closing Date as if made on such date (except for such representations and warranties made as of a specified date, which shall be true and correct only as of such specified date), with only such exceptions as would not, individually or in the aggregate, have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby or by the Collateral Agreements.

(b) Buyer shall have performed, satisfied, or complied in all material respects with all agreements, obligations and covenants required by this Agreement to be performed, satisfied or complied with by Buyer by the time of the Closing.

(c) Buyer shall have delivered to Seller a certificate of Buyer dated the Closing Date and signed by an authorized officer of Buyer to the effect that each of the conditions specified above in Sections 2.3(a) and (b) has been satisfied.

(d) No Proceeding by any Governmental Authority shall have been instituted that seeks to enjoin or prohibit the transactions contemplated hereby or by the Collateral Agreements. There shall not be any Applicable Law or Judgment that makes the purchase and sale of the Business or the Included Assets contemplated hereby illegal or otherwise prohibited.

(e) The waiting period under the HSR Act or any similar foreign Applicable Law shall have expired or been terminated and any other consent, authorization, order, approval, declaration and filing required under any other Applicable Law shall have been made or obtained.

(f) Buyer and/or its designated Affiliates shall have executed and delivered to Seller and its applicable Affiliates each of the Collateral Agreements to which Buyer and its designated Affiliates are a party, and Seller shall have received the other agreements, instruments and documents to be delivered to it under Section 2.1(a).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in the Disclosure Schedules attached hereto (with specific reference to the particular Section or subsection of this Agreement to which the disclosure set forth in such Disclosure Schedule relates; provided, however, that in accordance with Section 10.13 any disclosure set forth in one section of such Disclosure Schedule shall be deemed to apply to each other Section or subsection thereof or hereof to which its relevance is reasonably apparent on its face; provided, further, that no information set forth in the Disclosure Schedules shall apply to or limit the representation in Section 3.18(a)), Seller hereby represents and warrants to Buyer as follows, which representations and warranties are, as of the date hereof, and will be, as of the Closing Date, true and correct:

3.1 Seller’s Authority; No Conflicts.

(a) Seller and each Seller Affiliate is a corporation or limited liability company duly organized, validly existing and in good standing under its respective state or other jurisdiction of organization. Seller and its applicable Affiliates have all requisite corporate power and authority to execute and deliver this Agreement and each of the Collateral Agreements to which they are a party, and to perform their respective obligations hereunder and thereunder. All other corporate proceedings required to be taken by Seller and its applicable Affiliates to authorize the execution, delivery and performance of this Agreement and the Collateral Agreements to which they are a party and the consummation of the transactions contemplated hereby and thereby have been duly and properly taken. No other corporate proceedings on the part of Seller or its applicable Affiliates are necessary to authorize this Agreement and the Collateral Agreements to which they are a party and to authorize the consummation of the transactions contemplated hereby and thereby. This Agreement has been, and each of the Collateral Agreements to which Seller and its applicable Affiliates are a party at the Closing will be, duly executed and delivered by Seller or such Affiliate and, assuming the due execution hereof and thereof by Buyer or an Affiliate, this Agreement constitutes, and each of the Collateral Agreements will constitute, the valid and binding obligation of Seller or such Affiliate, enforceable against Seller or such Affiliate in accordance with its terms, except as enforcement hereof and thereof may be limited by applicable bankruptcy, insolvency or other similar laws affecting creditors’ rights generally and by general equitable principles. Kraft Foods Inc., a Virginia corporation, is a holding company. Kraft Foods Global, Inc., a Delaware corporation, is Kraft Foods Inc.’s only direct, wholly-owned subsidiary. Kraft Foods Global, Inc. is itself an operating company as well as the direct or indirect owner of the balance of the entities which are required to be included in Exhibit 21.1 of Kraft Foods Inc.’s 2009 Annual Report on Form 10-K pursuant to the rules of the U.S. Securities and Exchange Commission.

(b) The execution, delivery and performance by Seller and the Seller Affiliates of this Agreement does not and will not, and the execution, delivery and performance by Seller or an Affiliate of each of the Collateral Agreements to which Seller or such Affiliate is a party will not, in any material respect, violate, breach, conflict with, constitute (with or without due notice or lapse of time or both) a Default under, or result in the creation of any Lien (other than Permitted Liens) on any Included Assets or the Business under (i) any provision of Seller’s or such Affiliate’s certificate of incorporation, by-laws or equivalent organizational documents, (ii) subject to the expiration or termination of the waiting period under the HSR Act or any similar foreign Applicable Law, any judgment, decree, decision, injunction, ruling or order of any Governmental Authority (“Judgment”) or Applicable Law that is applicable to Seller or such Affiliate or any of their respective properties or assets or (iii) except as set forth in Schedule 3.1(b), any material Contract or Permit to which Seller or such Affiliate is a party or by which any of their respective properties or assets is bound. No material Consents of Governmental Authorities are required to be obtained by Seller or its Affiliates in connection with the execution or delivery of this Agreement and the Collateral Agreements to which they are party, or the consummation of the transactions contemplated hereby and thereby, other than filings and other applicable requirements under the HSR Act, the Competition Act and any similar foreign Applicable Law.

(c) The value of all the properties, assets and rights of any kind located in Canada and comprising the Business in Canada, including without limitation the Canadian Included Assets located in Canada and any Canadian Intellectual Property included in the Transferred Intellectual Property, that are to be acquired by Buyer and/or its designated Affiliates pursuant to this Agreement and the transactions contemplated by this Agreement, calculated as the book value of those assets as shown in the audited financial statements of the Seller and/or its Affiliates at the end of their fiscal year immediately preceding the Closing, is less than $312,000,000 (Canadian).

3.2 Title to Tangible Assets; Condition of Included Assets.

(a) Seller or its applicable Affiliates have, and at the Effective Time will transfer, good, valid and marketable title to all of the Included Assets, and upon consummation of the transactions contemplated hereby, Buyer and/or its designated Affiliates will acquire good, valid and marketable title to all of the Included Assets, in each case, free and clear of all Liens, except Permitted Liens. Schedule 3.2(a) contains an accurate list or description of all material Transferred Tangible Assets and Included Leased Assets.

(b) All of the material Transferred Tangible Assets and the material Included Leased Assets are in good operating condition and repair and are usable for their present uses in the ordinary course of business, subject to ordinary wear and tear.

3.3 Real Property.

(a) Schedule 3.3(a)(i) sets forth, as of the date hereof, an accurate and complete list (other than with respect to Transferred Leases for distribution-related facilities that are not, individually or in the aggregate, material to the Business), and, as of the Closing Date and as updated pursuant to Section 5.12, will set forth an accurate and complete list, of the real property or interests in real property owned in fee by Seller or its Affiliates under the heading “Owned Real Property” and leased by Seller or its Affiliates under the heading “Transferred Leases” (distinguishing between Adjacent Leased Warehouse Facilities and leased warehouse facilities), in each case, that are exclusively used or held exclusively for use in the operation or conduct of the Business. Schedule 3.3(a)(ii) contains an accurate and complete list of all material Shared Facilities.

(b) Seller or its applicable Affiliates have insurable fee title to the Transferred Facilities, in each case free and clear of all Liens except Permitted Liens.

(c) There are no pending or, to Seller’s Knowledge, threatened condemnation Proceedings or other actions relating to any Transferred Facility or any Adjacent Leased Warehouse Facility.

(d) Except for the leases listed on Schedule 3.3(d), there are no leases, subleases, licenses, occupancy agreements, options, concessions or other agreements or arrangements granting to any Person the right to purchase, use or occupy the Transferred Facilities or any Adjacent Leased Warehouse Facility (other than such agreements or arrangements which require the grantee to take its interest subject to such Transferred Leases and which would not adversely impact Buyer’s quiet enjoyment of the real property and/or improvements, as applicable, leased pursuant thereto) or a material interest in any such Transferred Facility or Adjacent Leased Warehouse Facility.

(e) The Transferred Facilities, and to Seller’s Knowledge, the Adjacent Leased Warehouse Facilities (i) are in good operating condition and repair, ordinary wear and tear excepted, (ii) have been reasonably maintained consistent with standards generally followed in the industry (given due account to the age and length of use of same), and (iii) are adequate and suitable for their present uses.

(f) Except for the Transferred Leases listed on Schedule 3.3(f), there are no material real property leases or subleases pursuant to which Seller or its Affiliates lease from a third Person real property exclusively used or held exclusively for use in the operation or conduct of the Business. As of the date hereof, true and correct copies of all Transferred Leases (other than Transferred Leases for distribution-related facilities that are not, individually or in the aggregate, material to the Business) and any amendments or modifications thereof have been delivered or made available for review by Buyer. As of the Closing Date, true and correct copies of all Transferred Leases and any amendments or modifications thereof will have been delivered or made available for review by Buyer pursuant to Section 5.12. To Seller’s Knowledge, the Transferred Leases are unmodified and in full force and effect, and there are no other agreements, written or oral, for the use and occupancy of the real property and/or improvements, as applicable, leased under the Transferred Leases. Neither Seller or its Affiliates, nor to Seller’s Knowledge, any landlord or other party, is in material Default under the Transferred Leases, and, to Seller’s Knowledge, no material Defaults by Seller or any landlord or other party have been alleged thereunder.

(g) The Transferred Facilities, the real property and/or improvements leased pursuant to the Transferred Leases and the Shared Facilities include all of the real property owned or leased by Seller or its Affiliates and used or held for use in the operation or conduct of the Business.

3.4 Intellectual Property.

(a) As of the date of this Agreement, (i) Schedule 3.4(a)(i) sets forth a true and accurate list of all of the registrations and applications for Transferred Trademarks, all of the registered Copyrights and all of the Transferred Domain Names, and to Seller’s Knowledge, Transferred Patents, in each case that are included in the Transferred Intellectual Property; (ii) to Seller’s Knowledge, Schedule 3.4(a)(ii) sets forth a true and accurate list of all of the Patents that are included in the Licensed Intellectual Property and (iii) Schedule 3.4(a)(iii) sets forth a true and accurate list of the registered Trademarks and, to Seller’s Knowledge, Domain Names that are included in the Retained Intellectual Property; subject in each case to the Seller’s obligation to update such lists pursuant to Section 5.12. In addition, Schedule 3.4(a)(i) sets forth any material Trademark or Patents that to Seller’s Knowledge would otherwise have constituted (i) registrations for Transferred Trademarks that have expired or (ii) Transferred Patents that have been closed or abandoned or were allowed to lapse during the six (6) months prior to the date of this Agreement. To Seller’s Knowledge, (i) the Patents identified as “Transferred Patents” on Schedule 3.4(a)(i) constitute all the Transferred Patents (as that term is defined in this Agreement), and (ii) the Patents identified as “Licensed Patents” on Schedule 3.4(a)(ii) constitute all the Licensed Patents (as that term is defined in this Agreement). The Trademarks identified on Schedule 3.4(a)(i) as “Transferred Trademarks,” the Domain Names identified on Schedule 3.4(a)(i) as “Transferred Domain Names” and the remainder of the Transferred Intellectual Property include all the Trademarks, Domain Names and other Intellectual Property that are primarily used in, held primarily for use in or primarily related to the Business or that are otherwise necessary for the conduct of the Business, as the Business has been conducted since January 1, 2008, except in each instance to the extent that any such Intellectual Property has expired, lapsed, or been closed or abandoned in the ordinary course of business prior to the date of this Agreement. Except as set forth on Schedule 3.4(a)(iv), Seller or its applicable Affiliates are the exclusive owners of all right, title and interest in and to the Transferred Intellectual Property and have all necessary rights to license the Licensed Intellectual Property owned by Seller or its Affiliates, free and clear of all Liens (other than Permitted Liens), and have the right to use the Transferred Intellectual Property and Licensed Intellectual Property for the operation of the Business as it is currently conducted without payment to another Person, other than in respect of the licenses set forth in Schedule 3.4(b)(ii). No Person has any ownership interest in any of the Transferred Intellectual Property, and other than in respect of the licenses set forth in Schedule 3.4(b)(i) and Schedule 3.4(b)(ii), or in a Non-Material Out-License or a Non-Material In-License, no Person has any other right in or to any of the Transferred Intellectual Property, including the right to receive royalty payments based on Seller’s, Seller’s Affiliates’ or Seller’s customers’ license, sale or use of the Products, and no Licensed Intellectual Property or Retained Intellectual Property licensed under the Collateral Agreements will require Buyer and its

Affiliates to pay a royalty to Seller, its Affiliates, or any third party under the Collateral Agreements based on Seller’s, Seller’s Affiliates’ or Seller’s customers’ license, sale or use of the Products. Other than in respect of the licenses set forth in Schedule 3.4(b)(i) and Schedule 3.4(b)(ii), no Person has any interest or other right in or to any modifications, improvements, or enhancements to the Transferred Intellectual Property or Licensed Intellectual Property made by or on behalf of Buyer or its Affiliates after the Closing Date. Neither Seller nor its Affiliates have granted any exclusive rights to any Transferred Intellectual Property or Licensed Intellectual Property to any Person. Except as set forth in Schedule 3.4(a)(v), there are no material Proceedings that have been served upon Seller or its Affiliates, there are no material Proceedings of which Seller or its Affiliates have otherwise been notified or have knowledge, and to Seller’s Knowledge, no material Proceedings are threatened, in each case which challenge any rights in respect of any of the Transferred Intellectual Property or Licensed Intellectual Property or the validity or enforceability thereof, and neither Seller nor any of its Affiliates has received any written notice or claims challenging Seller’s or its Affiliates’ exclusive ownership of (or, in the case of Third Party Intellectual Property, Seller’s or its Affiliates’ right to use) any material Transferred Intellectual Property or Licensed Intellectual Property. There are no material outstanding Judgments relating to the Transferred Intellectual Property, or against any Licensed Intellectual Property or Retained Intellectual Property that would adversely affect the licenses granted under the Collateral Agreements. Seller and its Affiliates are not in Default under any Judgment against Seller or its Affiliates with respect to the Transferred Intellectual Property, or with respect to any Licensed Intellectual Property or Retained Intellectual Property that would adversely affect the licenses granted under the Collateral Agreements.

(b) Schedule 3.4(b)(i) lists all licenses other than the Non-Material Out-Licenses to any of the Transferred Intellectual Property to which Seller or its Affiliates is a party pursuant and to which Seller or its Affiliates grants to a third Person a license or other right to use any of such Transferred Intellectual Property (collectively, the “Seller Licenses-Out”). Schedule 3.4(b)(ii) lists all Third Party Intellectual Property Agreements other than the Non-Material In-Licenses and Third Party Intellectual Property Agreements in respect of Excluded Software (collectively, the “Seller Licenses-In”). Seller has delivered to Buyer copies of all Seller Licenses-Out and Seller Licenses-In. There are no outstanding and, to Seller’s Knowledge, no threatened, material disputes or disagreements with respect to any such Seller Licenses-Out or Seller Licenses-In.

(c) To Seller’s Knowledge, (i) there has been no material misappropriation or unauthorized disclosure by any Person of any Trade Secrets and Know-How used in, held for use in or related to the Business as it is currently conducted, (ii) no employee, independent contractor or agent of Seller or its Affiliates has misappropriated any Trade Secrets and Know-How of any other Person in the course of performance as an employee, independent contractor or agent of the Business in any material respect; and (iii) no employee, independent contractor or agent of Seller or its Affiliates is in material default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the Transferred Intellectual Property and Licensed Intellectual Property.

(d) Except as set forth in Schedule 3.4(d), neither Seller nor its Affiliates have infringed, misappropriated, or otherwise violated the Intellectual Property of any Person in any material respect, and Seller and its Affiliates are not currently infringing, misappropriating or otherwise violating the Intellectual Property of any Person in any material respect, in each case as it relates to the Products and/or the Business. No claim of such infringement, misappropriation or other violation of Intellectual Property that has been served upon Seller or its Affiliates or of which Seller has otherwise been notified or has Knowledge is pending or, to Seller’s Knowledge, threatened against Seller or any of its Affiliates, and neither Seller nor any of its Affiliates has received any written notice alleging any such infringement, misappropriation or other violation of Intellectual Property, other than routine cease and desist letters or infringement claims or notices received in the ordinary course of business that are not material to any item of Transferred Intellectual Property or Licensed Intellectual Property and that have been resolved as of the date of this Agreement.

(e) The Transferred Intellectual Property, the Intellectual Property to be licensed to Buyer or its designated Affiliates under the General Intellectual Property License Agreement and Transitional Trademark License, the Third Party Intellectual Property licensed or sublicensed to Buyer and its Affiliates pursuant to the General Intellectual Property License Agreement and the rights to Intellectual Property under the Transferred Contracts (subject to the terms and conditions therein) are sufficient to operate the Business immediately following the Closing Date in substantially the same manner as currently conducted in all material respects.

(f) Neither the execution, delivery, or performance of this Agreement or any Collateral Agreements, nor the consummation of any of the transactions contemplated hereby or thereby, will, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of rights in, or Lien on, or the acceleration of any rights with respect to any Transferred Intellectual Property or Licensed Intellectual Property; (ii) a breach of, change in, or termination or other right arising under, any Seller Licenses-Out and/or Seller Licenses-In; (iii) the release, disclosure, or delivery of any Transferred Intellectual Property by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of Transferred Intellectual Property.

(g) As of the Closing Date, all registration, maintenance, filing or similar fees due as of the Closing Date in connection with the Transferred Intellectual Property shall have been paid.

3.5 Litigation; Proceedings. There are no material (a) outstanding Judgments relating to the Business, the Included Assets, any Included Liability or any Product or (b) except as set forth in Schedule 3.5, Proceedings pending or, to Seller’s Knowledge, threatened, which relate to the Business, the Included Assets, any Included Liability or any Product. Seller and its Affiliates are not in Default under any Judgment against Seller or its Affiliates with respect to the Business, the Included Assets, any Included Liability or any Product. There are no material investigations pending or, to Seller’s Knowledge, threatened, which relate to the Business, the Included Assets, any Included Liability or any Product. This Section 3.5 does not relate to Taxes, such matters being the subject of Section 3.16, Intellectual Property, such matters being subject to Section 3.4, or to environmental matters, such matters being the subject of Section 3.13.

3.6 Contracts.

(a) Schedule 3.6(a) sets forth a true and accurate list of each Transferred Contract in effect as of the date of this Agreement that is:

(i) a collective bargaining agreement or any other labor or union Contract;

(ii) a Contract containing a covenant (including a confidentiality provision) that limits in any material respect the freedom of the owner of the Included Assets to compete with any Person or to engage in any line of business or that otherwise has the effect of restricting in any material respect the owner of the Included Assets from the development, manufacture, marketing or distribution of products and services (other than pursuant to any radius restriction contained in any lease, reciprocal easement or development, construction, operating or similar agreement);

(iii) a Contract under which any Included Assets or any Transferred Facility are subject to a Lien other than a Permitted Lien or Seller or its Affiliates have borrowed any money, or issued any note, bond, debenture, loan, letter of credit, guarantee or other evidence of indebtedness to any Person, in each case that will not be terminated at or prior to Closing;

(iv) a Contract with (A) Seller or any of its Affiliates or (B) any officer, director, member or manager of Seller or its Affiliates;

(v) a Contract with a Governmental Authority (other than purchase orders for Products in the ordinary course of business) exceeding $250,000;

(vi) a Transferred Lease (other than Transferred Leases for distribution related facilities that are not, individually or in the aggregate, material to the Business);

(vii) a Contract with a broker or a distributor accounting for more than $2,000,000 of total annual sales of the Business;

(viii) a co-manufacturing or co-packing agreement;

(ix) a Contract with any of the 20 largest customers of the Business (other than standard form purchase orders, the form of which has been previously provided to Buyer);

(x) a Contract with any Business Employee relating to employment, severance, retention or changes in control or a Contract with an individual who is an independent contractor providing services to the Business;

(xi) a Contract relating to the future acquisition of any business or Person by merger, consolidation, asset purchase or any other means; or

(xii) any other Contract that has an aggregate committed future expenditure liability, actual or potential, to any Person in excess of $1,000,000 (other than Contracts entered into in the ordinary course of business and terminable upon 30 days’ notice).

Seller has delivered to Buyer true, correct and complete copies of all of the Contracts listed on Schedule 3.6(a), including all amendments and supplements thereto.

(b) Except as set forth in Schedule 3.6(b), as of the date of this Agreement, all Contracts required to be set forth on Schedule 3.6(a) are, and, as of the Closing Date, all Contracts that have not expired pursuant to their terms and that are required to be set forth on Schedule 3.6(a) or Schedule 5.12, or that have been entered into after the date of this Agreement and are included in any of the categories of the Contracts listed in Section 3.6(a), will be, valid, binding, in full force and effect in all material respects and enforceable by Seller or its Affiliates in accordance with their terms in all material respects, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors’ rights and remedies generally and by the effect of equity principles. As of the date of this Agreement, Seller and its Affiliates and to Seller’s Knowledge, all other parties to Contracts required to be set forth on Schedule 3.6(a), have complied in all material respects with the provisions thereof, no party is in material Default thereunder and no notice of any claim of material Default has been given to or made by Seller or its Affiliates. As of the Closing Date, Seller and its Affiliates and to Seller’s Knowledge, all other parties to Contracts required to be set forth on Schedule 3.6(a) and Schedule 5.12, shall have complied in all material respects with the provisions thereof, no party will be in material Default thereunder and no notice of any claim of material Default will have been given to or made by Seller or its Affiliates.

(c) None of the Included Shared Contracts set forth on Schedule 1.1(e) fits into any of the categories of Contracts described under Section 3.6(a)(i), (ii), (iii), (iv), (v), (x) or (xi). All Included Shared Contracts are valid, binding, in full force and effect in all material respects with respect to the Business and enforceable by Seller or its Affiliates in accordance with their terms in all material respects with respect to the Business, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors’ rights and remedies generally and by the effect of equity principles. Seller and its Affiliates and to Seller’s Knowledge, all other parties to the Included Shared Contracts, have complied in all material respects with respect to the Business with the provisions thereof, no party is in material Default thereunder and no notice of any claim of material Default has been given to or made by Seller or its Affiliates.

3.7 Customers, Distributors, Suppliers; Brokers and Co-Manufacturers. Schedule 3.7 completely and accurately lists for the year ended December 31, 2008 and the forty-three (43) week period ending October 24, 2009: (a) the twenty (20) largest (in terms of dollar amount) customers of the Business, showing the total sales to each such customer during such period; (b) each distributor to which $2,000,000 or more of total sales were made by Seller or its Affiliates in connection with the Business during any such period, showing the total sales to each such distributor during such period; (c) the twenty (20) largest (in terms of dollar amount) suppliers of the Business, showing the total purchases from each such supplier during such period; (d) the five (5) largest (in terms of dollar amount) brokers of the Business, showing the total sales brokered by such brokers during such period and (e) all material co-manufacturers of the Business, showing the total amount of Products manufactured by such co-manufacturers during such period. To Seller’s Knowledge, since December 31, 2008, there has been no material adverse change in the business relationships of Seller or its Affiliates with any customer, distributor, supplier, broker or co-manufacturer named on Schedule 3.7. Since January 1, 2009 through the date of this Agreement, neither Seller nor any of its Affiliates has received any written communication from any customer, distributor, supplier, broker or co-manufacturer named or required to be named on Schedule 3.7 of any intention to terminate or materially reduce purchases of Products from, sales of supplies to or the brokerage or co-manufacturer relationship with Seller, its Affiliates or the Business.

3.8 Compliance with Applicable Laws. Except with respect to Applicable Laws relating to (i) Permits required by Environmental Law and environmental matters (which are respectively the subject of Sections 3.9 and 3.13), (ii) Taxes (which are the subject of Section 3.16) and (iii) employee benefits (which are the subject of Section 3.15), since January 1, 2008, Seller and its Affiliates (with respect to the Business, Included Assets, Included Liabilities, Products, Transferred Facilities and real property and/or improvements, as applicable, leased pursuant to the Transferred Leases) and the Business have operated, and currently Seller and its Affiliates are, in compliance in all material respects with all Applicable Laws relating to the Business, Included Assets, Included Liabilities, Products, Transferred Facilities or real property and/or improvements, as applicable, leased pursuant to the Transferred Leases, including, without limitation, the laws, regulations, guidances, policies, and rules of the U.S. Food and Drug Administration (“FDA”) and the U.S. Department of Agriculture (“USDA”). Neither Seller nor any of its Affiliates has received any notice to the effect that, or otherwise been advised that, they are in material non-compliance with any such Applicable Laws.

3.9 Permits. Schedule 3.9(a)(i) sets forth a complete list of all material Transferred Permits. Since January 1, 2008, Seller and its Affiliates have had all material Permits required under any Applicable Law (including Environmental Laws and the laws, regulations, guidances, policies and rules of the USDA or FDA, and other Applicable Law) in the operation of the Business and the Included Assets, including, without limitation, the Transferred Facilities or the real property and/or improvements, as applicable, leased pursuant to the Transferred Leases. Seller and its Affiliates own or possess the Transferred Permits free and clear of all Liens, except for Permitted Liens. Except as set forth in Schedule 3.9(a)(ii), (i) all material Transferred Permits are validly held by Seller or its Affiliates, and Seller and its Affiliates are, and have been since January 1, 2008, in compliance in all material respects with the terms and conditions thereof, and (ii) neither Seller nor its Affiliates has received written notice of any claim, which has not been resolved, of material Default or a Proceeding relating to the revocation or material modification of any such material Transferred Permits. To Seller’s Knowledge, all material Transferred Permits on the Closing Date are renewable or are subject to reissuance by their terms or in accordance with Applicable Law without the need to pay any material amounts other than routine filing fees or the need to agree to any condition that would materially impair the operation of the Business as currently conducted.

3.10 Brokers. Neither Seller nor its officers, directors, employees or Affiliates have employed or made any agreement with any broker, finder or similar agent or any Person or firm which will result in the obligation of Buyer or any of its Affiliates to pay any finder’s fee, brokerage fee or commission or similar payment in connection with the transactions contemplated hereby.

3.11 Inventory. At the Effective Time, the Inventory will (a) be usable and saleable in the ordinary course of business in all material respects, (b) meet all applicable manufacturing specifications and be free of defects in workmanship and materials in all material respects and (c) not be adulterated, contaminated or misbranded in any material respect within the meaning of the Food, Drug and Cosmetic Act, as amended, or any other Applicable Law.

3.12 Financial Information; No Material Liabilities.

(a) Schedule 3.12(a) sets forth the unaudited schedule of revenues, expenses, and operating income for the Business for the forty-three (43) week period ending October 24, 2009 and October 25, 2008 (the “Interim Financial Information”) and for the fiscal years ended December 27, 2008 and December 28, 2007 (together with the Interim Financial Statements, the “Financial Information”). The Business is not an identified reporting unit of Seller. As a result, the Financial Information is not prepared as part of Seller’s normal reporting process. The Financial Information has been compiled by management from source documentation prepared in accordance with the internal accounting policies used by Kraft Foods Inc. for external reporting purposes, which are consistent with GAAP, subject to normal year-end adjustments in the case of the unaudited Interim Financial Information for the forty-three (43) week period ended October 24, 2009 and October 25, 2008, respectively, and subject to the omission of footnotes. The Financial Information presents fairly, in all material respects, the results of operations of the Business for the periods indicated therein, subject, in the case of the Interim Financial Information, to normal year-end adjustments (which shall be of the same types as the 2008 Year-End Adjustments).

(b) Schedule 3.12(b) sets forth the unaudited statements of tangible assets of the Business as of October 24, 2009 (the “Interim Statement of Assets”) and the unaudited statements of tangible assets of the Business as of December 27, 2008 (together with the Interim Statement of Assets, the “Statements of Assets”). The Statements of Assets are not prepared as part of Seller’s normal reporting process and have been compiled by management from source documentation prepared in accordance with the internal accounting policies used by Kraft Foods Inc. for external reporting purposes, which are consistent with GAAP, subject to normal year-end adjustments in the case of the Interim Statement of Assets (which shall be of the same types as the 2008 Year-End Adjustments) and subject to the omission of footnotes. The Statements of Asset present fairly, in all material respects, the net book value of the Inventory, spare parts and property, plants and equipment of the Business, as of the dates indicated therein, subject, in the case of the Interim Statement of Assets, to normal year-end adjustments (which shall be of the same types as the 2008 Year-End Adjustments).

(c) As of the Effective Time, to Seller’s Knowledge, there will be no material Liabilities with respect to the Business that would be Included Liabilities, other than Included Liabilities arising pursuant to Section 1.5(b).

(d) Schedule 3.12(d) sets forth a statement of the net sales of the Applicable Business Brand for the fifty-two week period ended November 21, 2009, which has been calculated in a manner materially consistent with GAAP.

3.13 Environmental Matters. Except as set forth in Schedule 3.13, (a) the Business is now and has been operated, in compliance with Environmental Law in all material respects; (b) to Seller’s Knowledge, there is no prior or current unresolved, alleged or actual material violation of or material state of noncompliance with any Environmental Law with respect to the Business, the Included Assets, the Transferred Facilities or the real property and/or improvements, as applicable, leased pursuant to the Transferred Leases; (c) Seller and its Affiliates have had all material consents, licenses, approvals, authorizations and other permits required under Environmental Law from all Governmental Authorities that are necessary to conduct the Business or own and operate the Included Assets, the Transferred Facilities and the real property and/or improvements, as applicable, leased pursuant to the Transferred Leases, in each case as conducted, owned and/or operated on the Closing Date; (d) no material investigation (including, without limitation, a CERCLA Section 104 request for information or any state law analogue), removal, cleanup, remediation or other governmental or regulatory enforcement actions, in each case, pursuant to any Environmental Law have been instituted and remain ongoing or pending, or to Seller’s Knowledge, are threatened with respect to any of the Business, the Transferred Facilities or the real property and/or improvements, as applicable, leased pursuant to the Transferred Leases; (e) no material claims pursuant to or under Environmental Law are pending or, to Seller’s Knowledge, threatened by any other Person or employees against Seller or its Affiliates with respect to the Business, the Transferred Facilities or the real property and/or improvements, as applicable, leased pursuant to the Transferred Leases relating to alleged or actual damage, contribution, cost recovery, compensation, penalties or other loss or injury, including personal injury; (f) there are no outstanding material Judgments, or material Liens by any third Person (including any Governmental Authority), pursuant to or under any Environmental Law that relates to the Business and that regulates, obligates, or binds Seller, its Affiliates or, in the case of any such Lien, any Transferred Facility or the real property and/or improvements, as applicable, leased pursuant to the Transferred Leases; (g) except as set forth on Schedule 3.13(g), to Seller’s Knowledge, there are no underground storage tanks containing Hazardous Substances currently located on, in or, under the Transferred Facilities or the real property and/or improvements, as applicable, leased pursuant to the Transferred Leases; and (h) neither Seller nor any of its Affiliates has stored, released, handled, or disposed or arranged for the disposal of any Hazardous Substances on, under, from or at any of the Transferred Facilities, the real property and/or improvements, as applicable, leased pursuant to the Transferred Leases or any other properties in connection with the Business, other than in a manner that is immaterial or that complied with Environmental Law. Seller has made a diligence search of its records, and Seller has made available to Buyer true, correct and complete copies it located of all sample results, environmental or safety audits or inspections, or other written reports or material correspondence concerning environmental issues relating to the Business, the Included Assets, the Transferred Facilities or the real property and/or improvements, as applicable, leased pursuant to the Transferred Leases. Notwithstanding any other provision of this Agreement to the contrary, other than Sections 3.9 and 3.18, this Section 3.13 shall constitute the sole and exclusive representations and warranties relating to Environmental Laws or other environmental matters.

3.14 Products. Schedule 3.14(i) completely and accurately lists each product manufactured, marketed and/or sold by Seller or its Affiliates (or any predecessor-in-interest) in connection with the Business since January 1, 2008 (collectively with each other product currently being researched and developed by Seller or its Affiliates or which Seller or its Affiliates currently intend to commence manufacturing, marketing and/or selling in the year ending December 31, 2010 in connection with the Business, the “Products,” and each individually, a “Product”). Since January 1, 2008, in connection with the Business Seller and its

Affiliates (i) have not had any Product or manufacturing site (whether Seller or Affiliate-owned, or that of a contract manufacturer for Products) subject to a Governmental Authority (including the FDA and the USDA) shut down or subject to import or export prohibition and (ii) have not received any material FDA Form 483 notice of inspectional observations or titled or untitled warning letters from the FDA. Except as set forth on Schedule 3.14(ii), since January 1, 2008, neither Seller nor its Affiliates has received any material non-compliance records from the Food Safety and Inspection Service of the USDA. Schedule 3.14(ii) completely and accurately lists, as of the date of this Agreement (A) all recalls, field notifications, field corrections, market withdrawals or replacements, warnings, investigator notices, safety alerts or other notice of action relating to an alleged lack of safety or regulatory compliance of the Products (“Safety Notices”) since January 1, 2008; (B) the dates such Safety Notices, if any, were resolved or closed; and (C) any material complaints with respect to any of the Products that are currently unresolved. To Seller’s Knowledge, there are no facts that would be reasonably likely to result in (x) a Safety Notice with respect to any of the Products or (y) a termination or suspension of marketing or testing of the Products.

3.15 Employee Benefits.

(a) Schedule 3.15(a) completely and accurately lists each material Seller Plan currently in existence and each Pension Plan that has existed within the preceding six years. With respect to each such Seller Plan, Seller has made available to Buyer (i) the summary plan description, if any, and any material modifications thereto or (ii) in the event no summary plan description exists, such other documentation describing such Seller Plan as may be available.

(b) Schedule 3.15(b) identifies each Seller Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Plans”). The Internal Revenue Service has issued a favorable determination letter with respect to each Qualified Plan and the related trust that has not been revoked as to its qualification.

(c) Except as set forth on Schedule 3.15(c), no Seller Plan is a Pension Plan and there are no Multiemployer Plans. There does not now exist, nor do any circumstances exist that would result in, any current or contingent Liabilities under (i) Title IV of ERISA, (ii) Section 302 of ERISA, or (iii) Sections 412 and 4971 of the Code, in each case, that would reasonably be expected to be a Liability of the Business or Buyer and its Affiliates following the Effective Time.

(d) Except as would not reasonably be expected to be a material Liability of the Business or Buyer and its Affiliates or their Plans, or be imposed on any of their assets, following the Effective Time, with respect to the Transferred Employees, the Seller Plans and their operation are, and have been, in compliance with their respective terms and all Applicable Laws (including the Code and other Tax provisions related to any favorable Tax treatment intended for any such Seller Plan or applicable to plans of its type). As of the date of this Agreement, there are no pending or, to Seller’s Knowledge, threatened claims involving any Seller Plan (other than routine claims for benefits), in each case that would reasonably be expected to be a material Liability of the Business or Buyer and its Affiliates, or their Plans, or be imposed on any of their assets, following the Effective Time.

(e) No Seller Plan provides life, medical, dental, vision or other welfare benefits to Persons who are not Business Employees or their dependents or for periods after termination of employment, except as required by Part 6 of Subtitle B of Title I of ERISA or any similar state Law and at such Persons’ expense, and neither Seller nor any Seller Plan provide any severance benefits for any Business Employee.

(f) Seller and its Affiliates do not have a significant number of leased employees within the meaning of Section 414(n) of the Code that provide services for the Business or individuals who have regularly provided services to Seller or such Affiliates for the Business under leasing arrangements, as independent contractors or as other than common law employees.

(g) No material adverse Tax penalties, additional taxes, excise taxes or any acceleration of taxes as a result of Sections 409A or 457A of the Code would be reasonably expected to occur for any Person (or to result in any claim against the Business, Seller or Buyer by any Person) with respect to any Seller Plans that are “nonqualified deferred compensation plans” within the meaning of either such Code Section (or that would be such “nonqualified deferred compensation plans” but for an exemption thereunder).

3.16 Taxes.

(a)(i) Seller and its Affiliates timely filed all material Tax Returns required to be filed with respect to the Business, the Included Assets and the Included Liabilities, (ii) the information provided on such Tax Returns was complete and accurate when filed in all material respects as they relate to the Business, the Included Assets and the Included Liabilities and (iii) all Taxes owed by or with respect to Seller or its Affiliates attributable to the Business, the Included Assets and the Included Liabilities (whether or not shown on any Tax Return) have been or will be paid in full at the time such Taxes were or will be due and payable.

(b) With respect to the Business, except as set forth in Schedule 3.16, the Included Assets and the Included Liabilities, (i) Seller and its Affiliates are not the subject of an audit or other examination of Taxes by any Tax authority or other proceeding with respect to Tax; (ii) to Seller’s Knowledge, no such audit or other examination or proceeding is contemplated or pending; and (iii) Seller and its Affiliates have not received any written notice from any Governmental Authority relating to any material issue which could affect the Tax Liability of Seller and its Affiliates.

(c) With respect to the Business, the Included Assets and the Included Liabilities, no written claim has ever been made by a Governmental Authority in a jurisdiction where Seller or any of its Affiliates has not filed a Tax Return that Seller or any of its Affiliates is or may be subject to taxation by that jurisdiction for Taxes that would be covered by or the subject of such Tax Return which claim has not been fully paid or settled.

(d) There is no Lien for a material amount of Taxes on any Included Asset or Licensed Intellectual Property that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Property Taxes not yet due and payable.

(e) With respect to the Business, the Included Assets and the Included Liabilities, Seller and its Affiliates have not made any payments, are not obligated to make any payments and are not a party to any agreement, in each case, in connection with this Agreement and the transactions contemplated hereunder or any termination of any Transferred Employee related to such transactions, that could obligate it or Buyer or any Seller Plan to make any payments that would not be deductible under Section 280G of the Code.

(f) No Included Asset or Licensed Intellectual Property (i) constitutes “tax-exempt use property” within the meaning of Section 168(h) of the Code, (ii) is “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, or (iii) secures any debt the interest of which is tax-exempt under Section 103(a) of the Code.

(g) No material Included Asset or material Licensed Intellectual Property (i) is property required to be treated as owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986 or (ii) is subject to a 467 rental agreement as defined in Section 467 of the Code.

(h) Except as set forth in Schedule 3.16, Seller and its Affiliates have not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(i) Canadian Seller is not a non-resident of Canada for purposes of the Income Tax Act (Canada).

(j) None of the Included Assets sold hereunder by any person other than Canadian Seller constitutes “taxable Canadian property” for purposes of the Income Tax Act (Canada).

3.17 Sufficiency of Included Assets. The Included Assets, together with the Excluded Assets, the Shared Contracts, the Shared Facilities, the Shared Fixtures and Equipment, the Shared Permits, the Shared Tangible Assets, the Included Leased Assets, the Third Party Intellectual Property, the Licensed Intellectual Property and the Retained Intellectual Property, include all of the material business, properties, assets and rights of any kind, whether tangible or intangible, real or personal, used in, held for use in or related to the Business. The Included Assets include all of the material assets exclusively used in, held exclusively for use in or exclusively related to the Business. The Included Assets, together with (i) the services to be provided under the Transition Services Agreement, (ii) the Intellectual Property to be licensed to Buyer or its designated Affiliates under the General Intellectual Property License Agreement and Transitional Trademark License Agreement and (iii) any rights under the Transferred Contracts and the Included Shared Contracts under arrangements made pursuant to Section 5.6, are sufficient to permit Buyer and its Affiliates to conduct the Business immediately following the Effective Time as it is currently being conducted, other than the Excluded Services (as defined in the Transition Services Agreement) and any Transferred Contracts Buyer elects not to accept and assume in accordance with Section 1.3(c)(i)(C), (D) or (E)(y) (after receiving copy thereof and a reasonable opportunity to review).

3.18 Certain Changes.

(a) Since December 31, 2008, there has been no Material Adverse Effect and Seller and its Affiliates have conducted the Business in all material respects in the ordinary course, consistent with past practice.

(b) Except as set forth in Schedule 3.18(b), since December 31, 2008 through the date of this Agreement, there has not been any:

(i) change in (A) the key management structure for the Business (which, for the avoidance of doubt, shall mean the President of Pizza, Kraft North America, and his or her direct reports), or (B) the key research and development personnel for the Business (which, for the avoidance of doubt, shall mean the Senior Director Research, Development, & Quality of Pizza, Kraft North America, and his or her direct reports);

(ii) material change in any method of accounting or accounting practice or policy applicable to the Business other than those required by GAAP or Applicable Law, or required by Seller as part of a change in Seller’s accounting practice or policy that impacts businesses of Seller (including the Business) generally;

(iii)(A) failure in any material respect to pay the accounts payable and debts owed or obligations due with respect to the Business, or pay or discharge when due any Liabilities with respect to the Business in the ordinary course of business; or (B) failure in any material respect to collect its accounts receivable with respect to the Business in the ordinary course of business; or

(iv) agreement by Seller or its Affiliates to do any of the things described in the preceding clauses (i) through (iii).

3.19 Employment and Labor Relations. With respect to the Business, the Transferred Facilities or the facilities leased pursuant to the Transferred Leases:

(a) Since January 1, 2008, Seller and its Affiliates have complied in all respects with all Applicable Laws, and all agreements and contracts relating to employment, employment practices, immigration, wages, hours and terms and conditions of employment with respect to the Business Employees, including, but not limited to, employee compensation matters, and have correctly classified Business Employees as exempt employees, non-exempt employees or non-employees or other relevant categories under the Fair Labor Standards Act, the Code and other Applicable Laws except, in each case, for any such matters that would not reasonably be expected to be a material Liability of the Business or Buyer and its Affiliates following the Effective Time, or could give rise to such Liability if Buyer and its Affiliates continued the policies, practices and conduct of the Seller and its Affiliates.

(b) Seller and its Affiliates are not party to any collective bargaining agreements with respect to the Business Employees with any labor organization, group or association, nor has voluntarily recognized, is negotiating a collective bargaining agreement with or has agreed to negotiate a collective bargaining agreement with any labor organization, group or association with respect to the Business Employees. As of the date of this Agreement, there are no efforts by organized labor or its representatives pending or, to Seller’s Knowledge, threatened against Seller or its Affiliates to unionize any Business Employees.

(c) Since January 1, 2008, there have been and there are no (i) strikes, work stoppages, material work slowdowns or lockouts in effect or pending or, to Seller’s Knowledge, threatened against or involving the Business, the Transferred Facilities or the facilities leased pursuant to the Transferred Leases or (ii) material unfair labor practice charges pending before the National Labor Relations Board, grievances, complaints, claims or judicial or administrative proceedings (including any in which a former employee seeks or might be awarded reinstatement to employment in the Business), in each case, which are material and are pending or, to Seller’s Knowledge, threatened by or on behalf of any Business Employees.

(d) Except as set forth on Schedule 3.19(d), Seller and its Affiliates have, or have caused to be, timely paid, in full to all employees all salary, wages, and commissions for all services performed by them.

3.20 Insurance. Neither Seller nor its Affiliates have received any notice of cancellation (except for notices with respect to any policy that has been replaced on similar terms as the cancelled policy), and there is no material Default, under the policies of general liability insuring the Business.

3.21 No Other Representations and Warranties. SELLER MAKES NO REPRESENTATION OR WARRANTY TO BUYER, EXPRESS OR IMPLIED, WITH RESPECT TO THE BUSINESS, THE INCLUDED ASSETS OR THE INCLUDED LIABILITIES, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR FUTURE RESULTS, OTHER THAN AS EXPRESSLY PROVIDED IN THIS ARTICLE 3 OR THE COLLATERAL AGREEMENTS OR IN ANY CERTIFICATE DELIVERED PURSUANT HERETO OR THERETO. WITHOUT LIMITING THE FOREGOING, SELLER DOES NOT MAKE ANY REPRESENTATION OR WARRANTY TO BUYER, EXPRESS OR IMPLIED, WITH RESPECT TO ANY MANAGEMENT PRESENTATION OR ANY FINANCIAL PROJECTION OR FORECAST RELATING TO THE BUSINESS.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

4.1 Buyer’s Authority; No Conflicts.

(a) Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer and/or its designated Affiliates have all requisite corporate power and authority to execute and deliver this Agreement and each of the Collateral Agreements to which they are a party, and to perform their respective obligations hereunder and thereunder. All other corporate proceedings required to be taken by Buyer and/or its designated Affiliates to authorize the execution, delivery and performance of this Agreement and the Collateral Agreements to which they are a party and the consummation of the transactions contemplated hereby and thereby have been duly and properly taken. No other corporate proceedings on the part of Buyer and/or its designated Affiliates are necessary to authorize this Agreement and the Collateral Agreements to which they are a party and to authorize the consummation of the transactions contemplated hereby and thereby. This Agreement has been, and each of the Collateral Agreements to which Buyer and/or its designated Affiliates are a party at Closing will be, duly executed and delivered by Buyer and/or its designated Affiliates and, assuming the due execution hereof and thereof by Seller and its Affiliates party thereto, this Agreement and each of the Collateral Agreements to which they are a party when executed will constitute, the valid and binding obligation of Buyer and/or its designated Affiliates, enforceable against Buyer and/or its designated Affiliates in accordance with its terms, except as enforcement hereof and thereof may be limited by applicable bankruptcy insolvency or other similar laws affecting creditors’ rights generally and by general equitable principles.

(b) The execution, delivery and performance of this Agreement by Buyer does not and will not, and the execution, delivery and performance by Buyer and/or its designated Affiliates of each Collateral Agreement to which they are a party will not in any material respect violate, breach, conflict with, constitute (with or without due notice or lapse of time or both) a Default under, or result in the creation of any Lien (other than Permitted Liens) on any asset of Buyer and/or its designated Affiliates under (i) any provision of Buyer’s or such Affiliates’ articles of incorporation, by-laws or similar organizational documents, (ii) subject to the expiration or termination of the waiting period under the HSR Act or any similar foreign Applicable Law, any Judgment or Applicable Law that is applicable to Buyer, such Affiliates or any of their respective properties or assets or (iii) any material Contract or Permit to which Buyer or such Affiliates is a party or by which any of its properties or assets is bound. No Consents of Governmental Authorities are required to be obtained by Buyer or its Affiliates in connection with the execution or delivery of this Agreement and the Collateral Agreements to which they are party, or the consummation of the transactions contemplated hereby and thereby, other than (i) filings and other applicable requirements under the HSR Act, the Competition Act and any similar foreign Applicable Law and (ii) such other Consents of Governmental Authorities, the failure of which to obtain, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.

4.2 Litigation; Proceedings. There are no material (a) outstanding Judgments against Buyer or its Affiliates that would prevent, or otherwise materially adversely affect the ability of Buyer or such Affiliates to consummate, the transactions contemplated hereby or by the Collateral Agreements; or (b) Proceedings pending or, to the knowledge of Buyer, threatened against Buyer or such Affiliates, that would prevent, or otherwise materially adversely affect the ability of Buyer or such Affiliates to consummate, the transactions contemplated hereby or by the Collateral Agreements.

4.3 Availability of Funds. Buyer has cash available or existing borrowing facilities or commitments which, together with available cash, are sufficient to enable it to consummate the transactions contemplated by this Agreement.

4.4 Brokers. None of Buyer or any of Buyer’s officers, directors, employees or Affiliates have employed or made any agreement with any broker, finder or similar agent or any Person or firm that will result in the obligation of Seller or any of its Affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.

4.5 Applicable Buyer Brand Data. Schedule 4.5 sets forth a statement of the net sales of the Applicable Buyer Brand for the twelve-month period ended November 30, 2009, which has been calculated in a manner materially consistent with GAAP.

ARTICLE 5

COVENANTS OF SELLER

Seller covenants and agrees as follows:

5.1 Access.

(a) Prior to the Closing, subject to Applicable Law, Seller will grant to Buyer or cause to be granted to Buyer and its Representatives (collectively who are subject to the same obligations of secrecy and non-use as Buyer under the Confidentiality Agreement) reasonable access, during normal business hours (except as provided below) and upon reasonable notice, to the personnel, properties, books and records of Seller and its Affiliates to the extent relating to the Business, Included Assets, Included Liabilities or Products, including access to the Transferred Facilities, the facilities subject to a Transferred Lease and Shared Facilities; provided, in each case that such access will be made in a manner that does not unreasonably interfere with the normal operations of Seller, its Affiliates or the Business, and will not include any right by Buyer or its Representatives to conduct any Phase II environmental site assessment or any other environmental sampling or testing; provided further, however, that any such access to any Shared Facility shall be (i) outside of normal business hours and (ii) shall be supervised and escorted by Representatives of Seller and its Affiliates. Notwithstanding the foregoing, Seller will not be required to disclose any information or provide access to Buyer solely to the extent such disclosure or access would, in Seller’s reasonable discretion, (A) cause significant competitive harm to the Business if the transactions contemplated hereby are not consummated, including without limitation access to Formulations, Specifications and Processing Instructions, or (B) result in a waiver of any attorney-client privilege or other legal privilege.

(b) Seller shall furnish to Buyer and its Representatives all financial, operating and other data and information relating to the Business as Buyer or its Affiliates, through their respective Representatives, may reasonably request, including unaudited monthly management reports prepared on a basis consistent with past practice of the Business as such reports become available for each month falling within the period from the date of this Agreement to the Closing Date.

5.2 Ordinary Conduct of the Business. Except as permitted by the terms of this Agreement or as may be necessary to comply with Applicable Law, from the date hereof to the Closing, Seller and its Affiliates will use their commercially reasonable efforts to conduct the

Business in the ordinary course consistent with past practice and the historical growth of the Business, including the filing, maintenance and prosecution of Intellectual Property registrations and applications, and will not take any action inconsistent with this Agreement or with the consummation of the Closing. Seller and its Affiliates shall use their commercially reasonable efforts consistent with past practice to preserve intact the Business and the Included Assets and to maintain relationships with third Persons to preserve the goodwill of the Business, including, without limitation, suppliers, distributors, brokers, co-manufacturers, customers and employees of the Business. From the date hereof to the Closing, Seller shall give Buyer prompt written notice (and in any case within three (3) Business Days) if Seller or any of its Affiliates receives any written communication from any customer, distributor, supplier, broker or co-manufacturer named or required to be named on Schedule 3.7 of any intention to terminate or materially reduce purchases of Products from, sales of supplies to or the brokerage or co-manufacturer relationship with Seller, its Affiliates or the Business. Without limiting the generality of the foregoing, except as provided in this Agreement or as may be necessary to comply with Applicable Law (provided Seller promptly notifies Buyer in writing of any such action taken or not taken due to a requirement of Applicable Law), Seller shall not, and shall cause its Affiliates not to, without the prior written consent of Buyer (not to be unreasonably withheld):

(a) Sell, assign, transfer, convey, lease or otherwise dispose of or abandon any of the Transferred Facilities, facilities subject to a material Transferred Lease or material Included Assets, except in the ordinary course of business consistent with past practice or the disposition of obsolete or inoperable Included Assets; in addition, to the extent that any such Included Assets constitute Transferred Intellectual Property, abandon, permit to lapse, or in the case of Transferred Patents, not file in a timely manner in a jurisdiction where Seller or its Affiliates are conducting the Business any application or in the case of the Transferred Patents filing; however, nothing in this Section 5.2(a) will require Seller or its Affiliates to make an application, registration, or other filing regarding Transferred Patents in jurisdictions where Seller and its Affiliates are not conducting the Business as of the Closing Date;

(b) Mortgage, pledge, or encumber any material portion of the Included Assets, the Transferred Facilities or facilities leased pursuant to the Transferred Leases, other than to Permitted Liens;

(c) Except (i) to the extent required by any Seller Plan or other binding agreement as they exist on the date hereof, (ii) as effected in the ordinary course of business consistent with past practice, (iii) as would relate to substantially all other similarly situated employees of Seller or its Affiliates who participate in the applicable Seller Plan (including those outside of the Business) and would not result in a material increase in benefits to such employees or (iv) as set forth on Schedule 5.2(c) for which Seller or its Affiliates shall be solely liable, materially increase the compensation or benefits of any current employee of the Business (including, without limitation, under any bonus, severance, termination pay or retention arrangement and including any increase that would affect such employee following termination of employment), or adopt, enter into or amend in any material respect any Seller Plan, agreement (including, without limitation, any employment agreement), trust, fund or other arrangement for the benefit or welfare of any current employee of the Business, or pay any material benefit not required by any such existing Seller Plan or arrangement;

(d) Except as set forth in Schedule 5.2(d)(i) and other than in the ordinary course of business consistent with past practice and the historical growth of the Business, enter into, renew, amend in any material respect or terminate any Transferred Contract listed on Schedule 3.6(a) (or that would be required to be listed on or required to be listed on Schedule 3.6(a) had such Contract been entered into prior to the date hereof) or any Included Shared Contract; provided, that Buyer’s consent (which may be withheld in its sole discretion) shall be required for (i) any amendment to, or termination of or other modification of the Contract listed on Schedule 5.2(d)(ii), (ii) any entry into, amendment to, or other modification of, any co-manufacturing agreement which creates a volume commitment for a period of greater than one year, (iii) any renewal of, amendment to, or other modification of, any Transferred Contract with a broker or distributor of the Business in effect on the date of this Agreement, which provides the broker or distributor exclusivity rights for a longer period than in the Transferred Contract prior to its renewal and (iv) any entry into any new Transferred Contract with a broker or distributor of the Business, which provides the broker or distributor exclusivity rights for a period of greater than two (2) years, and so long as that, with respect to clauses (iii) and (iv), (A) no such Transferred Contract shall include an exclusivity provision that relates to businesses other than the Business, (B) prior to entering into such Transferred Contract, Seller shall provide Buyer or its Affiliates with a right of first refusal to enter into such Contract at market price and (C) Seller shall use commercially reasonable efforts to minimize the length of such exclusivity provisions;

(e)(i) make any change in the key management structure for the Business (which, for the avoidance of doubt, shall mean the President of Pizza, Kraft North America, and his or her direct reports), (ii) make any material change in the key research and development personnel for the Business (which, for the avoidance of doubt, shall mean the Senior Director Research, Development, & Quality of Pizza, Kraft North America, and his or her direct reports), (iii) make any change in the direct reports to the Persons included in clauses (i) and (ii), or (iv) make any change in the customer business team exclusively devoted to the Business, other than (A) to replace employees who terminate employment due to death, disability, voluntary resignation or for cause, (B) to retain those employees listed on Schedule 6.1(b) and (C) to reassign the executive identified on Schedule 5.2(e) to another business of Seller or its Affiliates in accordance with Schedule 5.2(e);

(f) Waive any claim or right of material value that relates to the Business;

(g) Make any material change in any method of accounting or accounting practice or policy applicable to the Business other than those required by GAAP or Applicable Law, or required by Seller as part of a change in Seller’s accounting practice or policy that impacts businesses of Seller (including the Business) generally;

(h)(i) Fail in any material respect to pay the accounts payable and debts owed or obligations due with respect to the Business, or pay or discharge when due any Liabilities with respect to the Business in the ordinary course of business; or (ii) fail in any material respect to collect its accounts receivable with respect to the Business in the ordinary course of business;

(i) Enter into any agreement without Buyer’s prior written consent (i) licensing or disposing of any Transferred Intellectual Property to any Person, other than to an Affiliate of Seller, except for Non-Material Licenses-Out, or (ii) licensing or disposing of any Licensed Intellectual Property in a manner that would adversely affect the licenses to be granted to Buyer and its Affiliates pursuant to the Collateral Agreements;

(j) Make, change or revoke any Tax election; change an annual accounting period; adopt or change any accounting method with respect to Taxes; file any amended Tax Return; enter into any closing agreement; settle or compromise any Tax claim or assessment; or consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to Taxes; in each case to the extent such action relates to the Included Assets or the Business and it is reasonably foreseeable that such action would materially increase Taxes with respect to the Included Assets or the Business in a Post-Closing Tax Period; or

(k) Agree, whether in writing or otherwise, to do any of the foregoing.

5.3 Accounts Receivable. Seller shall be entitled to the collection and receipt of all accounts receivable arising from the conduct of the Business prior to the Effective Time and Buyer shall be entitled to collection and receipt of all accounts receivable arising from the conduct of the Business thereafter; provided that (i) to the extent that any customer takes a deduction against any invoice paid to Seller that constitutes an Included Liability, Seller shall be entitled to be reimbursed by Buyer for each such deduction and (ii) to the extent that any customer takes a deduction against any invoice paid to Buyer that constitutes an Excluded Liability, Buyer shall be entitled to be reimbursed by Seller for such deduction. Seller and Buyer shall cooperate in good faith in order to ensure that Seller receives payment of the customer accounts receivable arising from the conduct of the Business prior to the Effective Time and that Buyer receives payment of accounts receivable arising thereafter. To the extent that either Buyer or Seller receives payment of accounts receivable owned by the other party, Buyer and Seller agree to promptly (within twenty (20) Business Days) remit the proceeds to the designated bank account of Seller or Buyer, as appropriate. Seller may direct all trade debtors to make payment on such accounts receivable arising from the conduct of the Business prior to the Effective Time to Seller’s specified address and/or account.

5.4 Confidential Information.

(a) Except as otherwise provided herein or in the Collateral Agreements, after the Effective Time, Seller shall, and Seller shall cause each of its Affiliates to keep secret and retain in strictest confidence, and shall Seller not, and Seller shall cause each of its Affiliates not to, use for the benefit of Seller or any of its Affiliates, or others, all confidential or proprietary information relating to the Business, the Included Assets, the Included Liabilities or the Products that Seller did not make generally publicly available during the time period when Seller conducted the Business prior to the date of this Agreement (the “Included Confidential Information”), including, without limitation, “know-how,” trade secrets, customer lists, details of client or consultant contracts, pricing policies, marketing plans or strategies, product development techniques or plans, business acquisition plans, designs and design projects, inventions and research projects, in each case, relating to the Business, the Products, the Included Assets or the Included Liabilities but excluding (i) any information that is or becomes generally available to the public other than as a result of a disclosure by Seller or its Affiliates, (ii) any information in respect of the Licensed Intellectual Property or the Retained Intellectual Property

and (iii) any information that relates to any Shared Contract, Shared Facility, Shared Fixtures and Equipment, Shared Permits, Shared Tangible Assets, Excluded Liabilities or Excluded Assets, and except as may be necessary to comply with Applicable Law or to the extent reasonably necessary to defend or prosecute litigation, and Seller shall not, and Seller shall cause each of its Affiliates not to disclose such Included Confidential Information to anyone outside of Buyer except with Buyer’s express written consent. Without limiting the foregoing, Seller shall maintain the confidentiality of the Included Confidential Information in accordance with the policies and procedures that were applicable to the Included Confidential Information prior to the date of this Agreement. The Included Confidential Information shall be subject to the provisions of Section 7.3.

(b) Except as otherwise provided herein or in the Collateral Agreements, after the Effective Time, Seller shall, and Seller shall cause each of its Affiliates to keep secret and retain in confidence, and Seller shall, and Seller shall cause each of its Affiliates to, undertake reasonable precautions to safeguard and protect all confidential or proprietary information relating to the Business that it has retained after giving effect to the transactions contemplated hereby (the “Retained Confidential Information”) in accordance with the policies and procedures that are applicable to its own confidential information, including, without limitation, “know-how,” trade secrets, customer lists, details of client or consultant contracts, pricing policies, marketing plans or strategies, product development techniques or plans, business acquisition plans, designs and design projects, inventions and research projects, but excluding (i) any information that is or becomes generally available to the public other than as a result of a disclosure by Seller or its Affiliates, (ii) except as may be necessary to comply with Applicable Law or to the extent reasonably necessary to defend or prosecute litigation, and (iii) any information Seller or its Affiliates disclose pursuant to any legitimate business purpose. In the event that Seller or its Affiliates disclose any information pursuant to foregoing clause (iii), then Seller shall, and Seller shall cause each of its Affiliates to, keep secret and retain in confidence the fact that any such information relates to the Business. The Retained Confidential Information shall be subject to the provisions of Section 7.3.

(c) The parties acknowledge that any information posted on the intranet website of Seller or its Affiliates and widely accessible by their employees without security restriction in the ordinary course of business consistent with past practice shall not be deemed to be confidential or proprietary information for purposes of this Section 5.4; provided, however, that after the Effective Time Seller shall make reasonable efforts to remove information relating to the Business from such website and instruct such employees to return or destroy any information relating to the Business they have accessed from such website.

5.5 Seller’s Covenant Not To Compete.

(a) For a period of five (5) years from and after the Effective Time, Seller shall not, and Seller shall cause each of its Affiliates not to, directly or indirectly, (i) in any manner engage in, either alone or with any Person, any Competitive Activity in the Geographic Area or (ii) aid or abet, give information or financial assistance to, or become associated with any Person with respect to a Competitive Activity in any Geographic Area; provided, however, that (A) Seller and its Affiliates may acquire and own any interests in Persons that engage in Competitive Activities so long as such interests in the aggregate constitute less than 5% of such

Person’s voting securities, (B) Seller and its Affiliates may acquire any Person engaged in a Competitive Activity (i) if the consolidated annual net revenues for such Person’s most recently completed fiscal year from the Competitive Activities are less than $100 million, so long as such Person is not primarily engaged in the Competitive Activities or (ii) if the consolidated annual net revenues for such Person’s most recently completed fiscal year from the Competitive Activities are greater than $100 million, so long as such Person is not primarily engaged in the Competitive Activities and Seller agrees to use its best efforts to, as promptly as practicable within a reasonable period of time after the date of acquisition, dispose of substantially all of the assets, properties or businesses of such Person that engaged in the Competitive Activities and (C) Seller and its Affiliates may perform their respective obligations under the Collateral Agreements.

(b) If the covenant set forth in Section 5.7(a) is determined by any court to be unenforceable by reason of its extending for too great of a period of time or over too great a geographic area, or by reason of its being too extensive in any other respect, such covenant shall be interpreted to extend only for the longest period of time and over the greatest geographic area, and to otherwise have the broadest application as shall be enforceable. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, which shall continue in full force and effect. Without limiting the foregoing, the covenants contained herein shall be construed as separate covenants, covering their respective subject matters, with respect to each of the separate cities, counties and states of the United States, and each other country, and political subdivision thereof, in which the Business is being conducted.

5.6 Consents to Certain Assignments; Separation of Included Shared Contracts; Pass-Through Arrangements.

(a) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Transferred Contract (including any Transferred Lease), Transferred Permit or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the Consent of another Person thereto, would constitute a Default or violation thereof, or would in any way adversely affect the rights of Buyer or its Affiliates under such Transferred Contract, Transferred Permit, claim or right. If any transfer or assignment by Seller or its Affiliates to Buyer or its Affiliates, or any assumption by Buyer or its Affiliates of, any interest in, or liability, obligation or commitment under, any Transferred Contract that is an Included Asset requires the Consent of another Person (an “Assignment Consent”), then such transfer or assignment or assumption shall be made subject to such Assignment Consent being obtained. If any Assignment Consent is not obtained prior to the Closing, then the Closing shall nonetheless take place on the terms set forth herein, subject to the satisfaction of the conditions set forth in Article 2. Notwithstanding the foregoing, however, unless in its sole discretion Buyer elects in writing to forego the Assignment Consent in favor of a Pass-Through Arrangement with respect to the applicable Transferred Contract, Seller shall use its commercially reasonable efforts to secure such Assignment Consent as promptly as practicable after the Closing Date, and Buyer shall provide or cause to be provided commercially reasonable assistance to Seller with respect thereto. Subject to Section 5.6(d), prior to receipt of the applicable Assignment Consent, Buyer may elect to cause Seller to terminate the related Transferred Contract at any time.

(b) Seller shall use commercially reasonable efforts to obtain as promptly as practicable all consents of the counterparties under the Included Shared Contracts (each, a “Separation Consent”) required to separate the rights and obligations under the Included Shared Contracts relating to the Business, the Included Assets and/or the Included Liabilities transferred to Buyer and its Affiliates hereunder from the rights and obligations relating to the businesses retained by Seller and its Affiliates after the Effective Time, unless in its sole discretion Buyer elects in writing to forego the Separation Consent in favor of a Pass-Through Arrangement with respect to the applicable Included Shared Contract. Buyer shall provide or cause to be provided commercially reasonable assistance to Seller in connection with obtaining the Separation Consents. Promptly upon receipt of any Separation Consent following the Closing Date, Seller shall cause the applicable counterparty to the related Included Shared Contract to assign the portion of the Included Shared Contract relating to the Business, the Included Assets and/or the Included Liabilities to Buyer and/or its designated Affiliates, and Buyer and/or such Affiliates shall assume the rights and obligations under such portion of the Included Shared Contract for periods from and after the effective date of such assignment. Subject to Section 5.6(d), prior to receipt of the applicable Separation Consent, Buyer may elect to cause Seller to terminate the portion of an Included Shared Contract relating to the Business, the Included Assets and/or the Included Liabilities at any time.

(c) Unless and until any Assignment Consent or Separation Consent is obtained with respect to a Transferred Contract or an Included Shared Contract Buyer has assumed hereunder, or to the extent that Buyer has elected in writing to forego an Assignment Consent or Separation Consent in favor of such an arrangement, Seller shall, or shall cause its Affiliates to, enter into an arrangement (a “Pass-Through Arrangement”) with Buyer under which Buyer or its Affiliates shall obtain (without infringing upon the legal rights of the counterparties under the Transferred Contracts or Included Shared Contracts or violating any Applicable Law) the economic claims, rights and benefits, and Buyer or such Affiliates shall become responsible for the obligations arising from and after the Effective Time (including, if applicable, the payment of rent, but excluding obligations arising from Defaults solely caused by Seller or its Affiliates and not directly or indirectly caused by Buyer or its Affiliates) under the applicable Transferred Contract or Included Shared Contract (only with respect to the rights and obligations relating to the Business, the Included Assets and/or Included Liabilities). Subject to Section 5.6(d), Buyer may elect to terminate a Pass-Through Arrangement at any time. Notwithstanding the foregoing, in no event shall Seller be required to enter into or maintain any Pass-Through Arrangement after the second anniversary of the Closing Date.

(d) Buyer and Seller shall share one-half of the out-of-pocket fees (not including attorneys’ fees) and breakage or termination fees, if applicable, (i) required under a Transferred Contract to be assumed by Buyer hereunder to obtain the Assignment Consents under Section 5.6(a), (ii) required under an Included Shared Contract to be assumed by Buyer hereunder to obtain the Separation Consents under Section 5.6(b), (iii) required under a Transferred Contract or Included Shared Contract to be assumed by Buyer hereunder for Seller or its Affiliates to enter into a Pass-Through Arrangement with Buyer or its Affiliates under Section 5.6(c), and (iv) required under an Included Shared Contract or Transferred Contract to be assumed by Buyer hereunder to terminate such Contract at the election of Buyer in accordance with Section 5.6(a) or 5.6(b) (collectively, the “Consent Fees”). The parties shall cooperate in minimizing all such Consent Fees. Notwithstanding the foregoing, in the event that Buyer elects to terminate any Transferred Contract or Included Shared Contract to be assumed by Buyer hereunder in accordance with Section 5.6(a) or 5.6(b) and the Consent Fees relating to such termination exceed the Consents Fees required to obtain the applicable Assignment Consent or Separation Consents under Section 5.6(a) or 5.6(b), then Buyer shall reimburse Seller for one hundred percent (100%) of such excess amount promptly after the termination of the Contract. Further, (i) in the event that Seller delivers a written request to Buyer to forego an Assignment Consent or Separation Consent in favor of a Pass-Through Arrangement with respect to the applicable Contract, (ii) within fifteen (15) days after receipt of such request Buyer does not agree to enter into such Pass-Through Arrangement with Seller and (iii) the Consent Fees relating to obtaining such Assignment Consent or Separation Consent in accordance with Section 5.6(a) or 5.6(b) exceeds the Consent Fees to enter into a Pass-Through Arrangement under Section 5.6(c), then Buyer shall reimburse Seller for one hundred percent (100%) of such excess promptly after expiration of the fifteen-day period.

(e) Nothing in this Section 5.6 shall limit Buyer or Seller’s obligations under Section 7.1(a), or Seller or its Affiliate’s obligations under the Transition Services Agreement.

5.7 No Solicitation. From the date hereof through the Closing or the earlier termination of this Agreement, Seller shall not, and will cause its Affiliates, officers, directors, principals, attorneys, agents, investment bankers, accountants, employees and other representatives (the “Representatives”) not to, directly or indirectly, (a) encourage, solicit or initiate any Alternative Proposal (as defined below) or (b) enter into, respond to, initiate or engage in discussions or negotiations concerning any Alternative Proposal with, or disclose in connection with any Alternative Proposal any non-public information relating to the Included Assets or the Business (except to Buyer and its Representatives). From the date hereof through the Closing or the earlier termination of this Agreement, Seller will discontinue and not resume any discussions with respect to any Alternative Proposal commenced prior to the date hereof (other than with Buyer and its Representatives). The term “Alternative Proposal” means any offer or proposal for the acquisition of the Business or the Included Assets (or material portion thereof), regardless of transaction structure (but excluding any offer or proposal for Seller and its subsidiaries, taken as a whole).

5.8 Notification of Certain Matters. From the date hereof through the Closing, Seller shall give prompt notice to Buyer of (a) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty contained in this Agreement or in any exhibit or schedule hereto to be materially untrue or materially inaccurate and (b) any failure of Seller or any of its Affiliates, or of any of its Representatives, to materially comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any exhibit or schedule hereto; provided, however, that such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant or agreement or to satisfy any condition. Seller shall promptly notify Buyer of any Default, the threat or commencement of any Proceeding, or any development of which it has knowledge that occurs before the Closing that would reasonably be expected to cause a condition to the Closing contained in Sections 2.2 or 2.3 not to be satisfied.

5.9 Satisfaction of Obligations. Following the Effective Time, consistent with past practice Seller shall pay promptly when due all of the debts and liabilities of Seller and its Affiliates relating to the Business other than the Included Liabilities.

5.10 Promotional and Advertising Activities. At least two (2) Business Days prior to the Closing Date, Seller shall provide a true and accurate schedule to Buyer setting forth (a) all trade and consumer promotion activities or events relating to the Business scheduled to occur after the Effective Time and (b) all advertising commitments for the Business for periods after the Effective Time.

5.11 Termination of Affiliate Agreements and Other Specified Agreements. Seller shall, and shall cause its Affiliates to, terminate, at or prior to the Closing, all Contracts relating to the Business between or among Seller and/or its Affiliates, other than the Collateral Agreements and the Shared Contracts, which shall survive. Prior to the Closing Date, Seller shall provide Buyer evidence reasonably satisfactory to Buyer that such Contracts have been or will be terminated.

5.12 Additional Contracts Disclosure and Additional Intellectual Property Disclosure. Prior to the earlier of (i) that date that is thirty (30) days after the date of this Agreement and (ii) the second Business Day prior to Closing, Seller shall deliver to Buyer Schedule 5.12 which shall completely and accurately list each Transferred Contract in effect as of the date of this Agreement that is (a) a Transferred Lease that was not required to be listed on Schedule 3.3(a)(i), (b) a Contract with a broker or a distributor that was not required to be listed on Schedule 3.6(a) accounting for more than $250,000 of total annual sales, (c) a Contract that has an aggregate future liability, actual or potential, to any Person in excess of $250,000 that was not required to be listed on Schedule 3.6(a) or (d) is a Contract for the lease of automobiles to employees. Concurrently with the delivery of Schedule 5.12, Seller shall deliver true, correct and complete copies of all of the Transferred Contracts listed on Schedule 5.12, including all amendments and supplements thereto, and all Transferred Contracts described in Section 3.6(a) and not previously delivered. On or prior to the Closing, Seller shall deliver true, correct and complete copies of all Transferred Contracts, including all amendments and supplements thereto, which have not been previously delivered to Buyer. At least two (2) days prior, but not more than five (5) Business Days prior, to the Closing, Seller shall deliver to Buyer an updated Schedule 3.4(a)(i), Schedule 3.4(a)(ii) and Schedule 3.4(a)(iii), which shall completely and accurately update Schedule 3.4(a)(i), Schedule 3.4(a)(ii) and Schedule 3.4(a)(iii) to identify each item required to be listed under the first sentence of Section 3.4 as if the representation and warranty in such sentence had been made as of the date of delivery instead of as of the date of this Agreement.

5.13 Preliminary Title Reports; Surveys. On or before the twentieth day after the date of this Agreement, Seller shall order a current preliminary title report and commitments for an American Land Title Association extended coverage owner’s policy of title insurance (collectively, the “PTRs”) for each Transferred Facility from First American Title Insurance Company (in such capacity, “Title Company”), and instruct the Title Company to deliver them to Buyer and Seller together with legible copies of all documents referenced as exceptions in the PTRs (collectively, the “Underlying Documents”). After receipt of the PTRs and the Underlying Documents for any Transferred Facility, in its sole discretion Buyer may order a current survey for such Transferred Facility, in form reasonably satisfactory to Buyer and Title

Company (collectively, the “Surveys”). Seller shall reasonably cooperate with Buyer so it can obtain the Surveys and owner’s policies of title insurance, including by executing such written consents or other instruments as may be reasonably requested by the Title Company in connection therewith and providing reasonable access to the Transferred Facilities to the surveyors.

5.14 Transition Services.

(a) Between the date of this Agreement and the Closing Date, the parties shall negotiate in good faith to finalize the list of Transition Services (as defined in the Transition Services Agreement) set forth on Annex A to the Transition Services Agreement. In addition, during such period, the parties shall negotiate in good faith regarding an implementation plan for the Transition Services, including, without limitation, target termination dates for such Transition Services. The final Annex A to the Transition Services Agreement will be attached to the definitive form of such agreement executed at Closing.

(b) Within thirty (30) days of the date of this Agreement, Seller shall deliver to Buyer a written statement setting forth Seller’s good faith estimate of the Agreed Price (as defined in the Transition Services Agreement) for each Transition Service listed on Annex A to the Transition Services Agreement. The good faith estimate will be based on current usage levels, and will be informed by discussions with Buyer who will qualitatively describe any desired changes or clarifications to the Transition Services or additional services to be required under Annex A (such changes not to include Excluded Services, as defined in the Transition Services Agreement). Seller will disaggregate its estimate of the Agreed Price into (i) third party costs and (ii) Seller costs including overhead allocations. Upon Buyer’s request, Seller will provide reasonable detail concerning these calculations.

5.15 Re-filing of Expired Trademarks. At the request of Buyer and to the extent permitted by Applicable Law, Seller shall, or shall cause its applicable Affiliates, to re-file applications for the expired Trademarks listed on Schedule 3.4(a)(vi) with the appropriate Governmental Authorities and to pay all filing fees and take such other reasonably necessary actions in connection therewith.

ARTICLE 6

EMPLOYEE BENEFITS

6.1 Continued Employment. Within three Business Days following the date hereof, Seller shall deliver to Buyer Schedule 6.1(a), which shall list each employee of Seller and its Affiliates who is employed in the Business and his or her position (with such list to be updated immediately prior to Closing), except for the Canadian Employees and the employees listed on Schedule 6.1(b). “Business Employees” shall mean the employees listed on Schedule 6.1(a) and the Canadian Employees. As of the Closing, Buyer shall, or shall cause one of its Affiliates to, make offers of employment (in compliance with the covenants set forth in this Article 6) to each of the Business Employees, including any such Business Employee who is not actively at work on the Closing Date other than each Business Employee who is, as of the Closing, absent due to short-term or long-term disability or workers’ compensation leave (the “Employees on

Disability Leave”). Business Employees who accept Buyer’s offer of employment under this section shall, as of the effective date of their employment with Buyer or one of its Affiliates, be referred to as “Transferred Employees.” Buyer shall, or shall cause one of its Affiliates to, make offers of employment to each Employee on Disability Leave as of the date on which such Employee on Disability Leave is able to commence active employment and presents himself or herself to Buyer or one of its Affiliates for active employment; provided that such Employee on Disability Leave so presents himself or herself within two years following the date that he or she incurred such disability. Each Employee on Disability Leave who accepts such offer and actually returns to work not later than two years following the incurrence of such disability shall become a Transferred Employee effective as of the date of such return. The date of such return shall be considered the “Transfer Date” of each such Employee on Disability Leave, and the Effective Time shall be considered the Transfer Date for each other Transferred Employee. Seller and Buyer intend that the Business Employees shall continue to provide services to the Business without interruption and that Business Employees shall have continuous and uninterrupted employment with respect to the Business immediately after the Closing (provided they accept the offered employment with Buyer). If any Transferred Employee requires a visa, work permit or pass or other approval for his or her employment to continue with Buyer or its Affiliates following such employee’s Transfer Date, Buyer shall use its reasonable best efforts to see that any necessary applications are promptly made and to secure the necessary visa, permit, pass or other approval. Buyer shall comply with all Applicable Laws relating to the offers of employment to, and continuation of employment of, the Business Employees on and after the Effective Time.

6.2 Post-Closing Compensation Generally. As of the Transfer Date of any Transferred Employee, such Transferred Employee shall cease active participation in the Seller Plans, except as otherwise provided in this Article 6, or under the Transition Services Agreement. Except as otherwise provided in this Article 6, from the Effective Time through December 31, 2011 (“Compensation Continuation Period”), Buyer shall provide, or shall cause its Affiliates to provide:

(a) to each Transferred Employee who is compensated by Seller or its Affiliates on a commission basis, base salary or wages, commission opportunities, and target annual cash bonus and, if such Transferred Employee is eligible for long-term cash incentive opportunities with Seller or its Affiliates, long-term cash incentive opportunities (plus such additional cash compensation as Buyer may determine) not less favorable, in the aggregate, than the base salary or wages, commission opportunities, and target annual cash bonus and long-term cash incentive opportunities provided to such Transferred Employee immediately prior to such employee’s Transfer Date (but excluding any compensation increase which may occur pursuant to Section 5.2(c)(iii) of this Agreement and any transaction, retention or similar bonus), and

(b) to each other Transferred Employee, base salary or wages and target annual cash bonus, and, if such Transferred Employee is eligible for long-term cash incentive opportunities with Seller or its Affiliates, long-term cash incentive opportunities not less favorable, in the aggregate, than those provided to such Transferred Employee immediately prior to such employee’s Transfer Date (but excluding any compensation increase which may occur pursuant to Section 5.2(c)(iii) of this Agreement and any transaction, retention or similar bonus);

provided that the aggregate cash compensation actually paid by Buyer or its Affiliates under subsections (a) and (b) to each such Transferred Employee for each full or partial year during the Compensation Continuation Period while such Transferred Employee is employed by Buyer or its Affiliates shall not be less than such employee’s base salary or wages (if any) for such full or partial year at the rates as in effect immediately prior to the Effective Time (but excluding any compensation increase which may occur pursuant to Section 5.2(c)(iii) of this Agreement); and provided, further, that nothing in this Agreement shall require Buyer to continue, or cause any of its Affiliates to continue, to employ any Transferred Employee. Except as otherwise provided in this Article 6, and except to the extent that the Transferred Employees are to be covered under any Seller Plan pursuant to the Transition Services Agreement, during the Compensation Continuation Period, Buyer shall also offer and maintain, or shall cause its Affiliates to offer and maintain, for the benefit of the Transferred Employees, employee benefits (including, without limitation, pension, active welfare, retiree medical, deferred compensation, 401(k) and equity-related compensation (including any such compensation that may be settled in cash)) at levels as are made available under Plans covering similarly situated employees of Buyer and its Affiliates from time to time and consistent with the then-current, generally applicable features of such Plans (taking into account service as provided under Section 6.3 and disregarding any historical, grandfathered, or similar transitional or special provisions); provided that, for purposes of determining whether the Transferred Employees are similarly situated to employees of Buyer and its Affiliates, Buyer’s reasonable classification of employees into relevant categories, including hourly and salaried, shall control.

6.3 Service Credit. For purposes of eligibility to participate and vesting (but not benefit accrual or level of benefits, except with respect to vacation, severance and short-term disability benefits, or otherwise specifically provided below) under the Plans of Buyer and its Affiliates providing benefits to any Transferred Employee at any time after the Effective Time (the “New Plans”), each Transferred Employee shall be credited with his or her years of service with Seller and its Affiliates (and any predecessors) before such employee’s Transfer Date, to a similar extent as such Transferred Employee was entitled, before the Effective Time to credit for such service under any comparable Seller Plan in which such Transferred Employee participated immediately before the Effective Time (such Seller Plans, collectively, the “Old Plans”), provided that, Buyer shall have the discretion to credit such service in a manner (i.e., on an hourly basis or elapsed time basis) applicable under the New Plans had such service been performed with Buyer or its Affiliates. In addition, and without limiting the generality of the foregoing, (a) each Transferred Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under an Old Plan, commencing at or as soon as practicable, using reasonable best efforts, after the later of the Effective Time or the time that coverage under such Old Plan ceases (including under the Transition Services Agreement), and (b) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Transferred Employee, Buyer shall (to the extent all information reasonably necessary to implement such actions has been received from Seller) cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, to the extent such exclusions or requirements were waived or satisfied under the corresponding Old Plan, and any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

6.4 Welfare Benefits Generally. With respect to Transferred Employees, (a) Seller and its Affiliates shall be solely responsible for (i) claims for welfare benefits that are incurred under the Seller Plans by or with respect to any Transferred Employee before his or her Transfer Date, (ii) claims for workers’ compensation that are incurred by or with respect to any Transferred Employee before his or her Transfer Date, (iii) claims relating to health continuation coverage required by Section 4980B of the Code or Part 6 of Title I of ERISA (“COBRA Coverage”) attributable to “qualifying events” with respect to any Transferred Employee and his or her beneficiaries and dependents that occur before such Transferred Employee’s Transfer Date and (iv) claims for retiree medical or retiree life benefits arising under the Seller Plans regardless of when incurred (including without limitation, such benefits to be provided pursuant to the terms of this Section 6.4), and (b) Buyer and its Affiliates shall be solely responsible for (i) claims for welfare benefits that are incurred under the New Plans by or with respect to any Transferred Employee on or after his or her Transfer Date, (ii) claims for workers’ compensation that are incurred by or with respect to any Transferred Employee on or after his or her Transfer Date, (iii) claims relating to COBRA Coverage attributable to “qualifying events” with respect to any Transferred Employee and his or her beneficiaries and dependents that occur on or after such Transferred Employee’s Transfer Date and (iv) claims for retiree medical or retiree life benefits arising under the New Plans regardless of when incurred (including without limitation, such benefits to be provided pursuant to the terms of this Section 6.4). For purposes of the foregoing, (A) a claim for a welfare benefits shall be considered incurred as follows: (x) disability, life, accidental death and dismemberment, and business travel accident insurance benefits, upon the death, accident or other event giving rise to such benefits and (y) health, dental and prescription drug benefits (including in respect of any hospital confinement), upon provision of such services, materials or supplies and (B) a workers’ compensation claim shall be considered incurred before the applicable Transfer Date if the injury or condition giving rise to the claim occurs before such Transfer Date, but only if such claim is actually filed before the first anniversary of such Transfer Date, or such longer period as coincides with the applicable statute of limitations for filing a claim. In the case of a workers’ compensation claim relating to an injury or condition that occurred over a period both preceding and following the Transfer Date, subject to the immediately preceding sentence, the claim shall, except to the extent inconsistent with Applicable Law or any applicable workers’ compensation insurance policy, be the joint responsibility of Seller and Buyer and be equitably apportioned between them based upon the relative periods of time that the condition or injury transpired preceding and following the Transfer Date. In addition, Seller shall treat Transferred Employees who immediately prior to the Effective Time, have satisfied the age and service requirements, or who are within one year of satisfying the age and service requirements, as eligible for retiree medical and retiree life benefits under the applicable Seller Plan (on a subsidized basis, if such Transferred Employees are in a group to which such subsidy applies under the applicable Seller Plan), and permit them to elect to commence such retiree medical and retiree life benefits at any time on and after their respective Transfer Dates (including without limitation, at the time they terminate employment with Buyer and its Affiliates). Moreover, Transferred Employees who, as of the Transfer Date, are participants in an applicable Seller Plan which provides retiree medical and retiree life benefits on a subsidized basis (and are in a group to which such subsidy applies under the applicable Seller Plan), and have been employees of Seller since prior to 2003, but are more than one (1) year, but not more than ten (10) years, away from satisfying the age and service requirements to commence such retiree medical and retiree life benefits under the applicable Seller Plan, shall be participants in an applicable New Plan which provides retiree medical and retiree life benefits on a subsidized basis, and Buyer shall count the years of service with Seller and its Affiliates (and any predecessors) before such employee’s Transfer Date for purposes of determining the eligibility for such subsidized retiree medical and retiree life benefits and the level of such benefits. Transferred Employees who commenced employment with Seller or its Affiliates on January 1, 2003 or later, shall participate in an applicable New Plan which provides retiree medical and retiree life benefits on an unsubsidized basis to the extent such Transferred Employees were participants in the applicable Seller Plan which provides retiree medical and retiree life benefits, respectively. Notwithstanding any provision of this Agreement to the contrary, nothing herein shall prohibit Seller (or Buyer, as applicable), from amending, modifying or terminating any of their respective post -retirement welfare plans or prevent the application of any such amendment, modification or termination to any Transferred Employee; provided that no such amendment shall treat the Transferred Employees in materially less favorable a manner than similarly situated former employees of Seller (or current or former employees of Buyer, as applicable).

6.5 Flexible Spending Plans. Except to the extent that continued coverages for flexible spending accounts for medical and dependent care expenses (“FSAs”) are otherwise provided under the Transition Services Agreement, as of the Transfer Date for each Transferred Employee, Buyer will establish flexible spending accounts for medical and dependent care expenses under a new or existing plan (“Buyer’s FSA”) for such Transferred Employee who, on or prior to the Effective Time, is a participant in a flexible spending account for medical and dependent care expenses under a Seller Plan (“Seller’s FSA”) or who elects to participate in Buyer’s FSA. Subject to Buyer being provided all information reasonably necessary to permit the administrator of Buyer’s FSA to accommodate the inclusion of the Transferred Employees in Buyer’s FSA on the basis described herein, Buyer will credit or debit, as applicable, effective as of the Transfer Date, the applicable account of each Transferred Employee under Buyer’s FSA with an amount equal to the balance of each such Transferred Employee’s account under Seller’s FSA as of immediately prior to the Transfer Date.

6.6 Vacation. From and after the Transfer Date for each Transferred Employee, Buyer shall credit to such Transferred Employee under the applicable vacation or paid time off program of Buyer all unused vacation days of such Transferred Employees that accrued prior to the applicable Transfer Date, provided, however, that Seller and Buyer shall comply with any Applicable Law that mandates other treatment.

6.7 Seller Plans Generally. Except as otherwise expressly provided herein, Seller will retain all liabilities and obligations under Seller Plans and no assets or liabilities of any Seller Plan will be transferred to any Plan maintained by Buyer. Except as otherwise expressly provided herein or under the Transition Services Agreement, no Transferred Employee shall accrue any benefits under any Seller Plans in respect of service with Buyer or any of its Affiliates after such employee’s Transfer Date. Seller and Buyer shall also take such actions as are provided in Schedule 6.7 (which is incorporated herein by reference and shall be as binding and enforceable as if fully set forth herein).

6.8 Rollovers to U.S. Tax-Qualified Savings/401(k) Plan. Buyer shall cause a tax-qualified defined contribution plan established or maintained by Buyer or its applicable Affiliate to accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code) from Transferred Employees with respect to any account balances distributable in cash within a reasonable time after the Closing Date by applicable Seller Plans which represent pre-tax amounts (and shall also arrange to permit such Transferred Employee a one-time election to include a participant loan with a duration of not more than 15 years in such rollover, along with such cash; provided that any such loan would not be treated as taxable distribution at any time prior to such rollover), to the extent it determines such rollovers are consistent with ERISA, the Code, other Applicable Law and the existing terms of such Plan.

6.9 Severance. During the Compensation Continuation Period, if Buyer terminates the employment of any Transferred Employee without cause (which, for this purpose, shall mean discharge due to the actions of the Transferred Employee, including unacceptable performance or unsatisfactory conduct) or subjects any Transferred Employee to any indefinite lay-off (and, solely with respect to hourly Transferred Employees, in no event including any lay-off not anticipated to last at least six months), or if any Transferred Employee voluntarily terminates employment either because Buyer or its Affiliates have failed to honor, in all material respects, the terms of employment required by Section 6.2 with respect to such employee or because a condition of continued employment is such employee’s agreement to work at a job site that is more than 50 miles from the location of the job site immediately prior to such employee’s Transfer Date (35 miles, in the case of the Glenview, Illinois locations), Buyer shall pay to such Transferred Employee cash severance in an amount equal to the greatest of (a) the severance pay due under the applicable severance plan of Buyer and its Affiliates for similarly situated employees of Buyer and its Affiliates, (b) the severance pay that would have been due under the severance plan of Seller and its Affiliates that was applicable to such Transferred Employee immediately prior to such employee’s Transfer Date, (c) in the case of exempt Transferred Employees, three months’ base salary and (d) in the case of non-exempt Transferred Employees (including both hourly and salaried non-exempt employees), six week’ base salary. The level of severance benefits a terminated Transferred Employee is entitled to receive pursuant to clauses (a) through (d) of the preceding sentence shall be determined by taking into account such employee’s service with Seller and its Affiliates (and any predecessor) prior to such employee’s Transfer Date and such employee’s service with Buyer and its Affiliates on and after such employee’s Transfer Date. In addition, Buyer shall provide to each such terminated Transferred Employee a cash payment equal to the premiums for group health continuation coverage (which, for the avoidance of doubt, shall include medical, dental and vision benefits) during the Severance Period (as defined below). Buyer shall provide reasonable outplacement services to any Transferred Employee entitled to severance benefits pursuant to this Section 6.9. For purposes of this Section 6.9, “Severance Period” shall mean, with respect to any such terminated Transferred Employee, a number of weeks determined by dividing such Transferred Employee’s cash severance benefit by such Transferred Employee’s weekly base rate of pay. As of and following the applicable Transfer Date, Buyer and its Affiliates shall be solely liable with respect to the Transferred Employees for all severance and termination pay and benefits continuation, in each case, not incurred under a Seller Plan, and any other notice, pay in lieu of notice, pay, benefits or compensation that is required by Applicable Law, and shall indemnify and hold harmless Seller and its Affiliates with respect to all such liabilities, obligations and commitments. Notwithstanding any provision of this Section 6.9 to the contrary, except as otherwise required by Applicable Law, no Business Employee will be entitled to any of the severance or separation benefits pursuant to this Section 6.9 unless and until such Business Employee executes a release of claims in favor of Seller, Buyer and each of their respective Affiliates and each of their respective predecessors, successors, parents and Affiliates, and their respective present and former officers, directors, employees and agents, and such release has not been revoked by such employee during the seven-day revocation period following execution, and such severance or separation benefits may be subject to such other reasonable or customary terms as are applicable to similarly situated employees of Buyer and its Affiliates from time to time (including, without limitation, with respect to any voluntary termination, to such notice to, and opportunity for, Buyer to cure such situation as are provided in Treasury Regulations Section 1.409A-1(n)(2)(ii)(C)).

6.10 Cash Compensation Obligations. Seller and its Affiliates shall retain liability for payment of base salary, wages and overtime pay for each Business Employee accruing prior to such Business Employee’s Transfer Date, and Buyer and its Affiliates shall assume responsibility for payments of base salary, wages and overtime pay to each Transferred Employee accruing on or after such Transferred Employee’s Transfer Date. Seller shall make a prorated annual bonus payment to each Business Employee who remains employed immediately prior to the Closing Date, the amount of which shall equal the product of the applicable Business Employee’s annual bonus amount (as described in the next sentence) multiplied by a fraction, the numerator of which is the number of days in the calendar year during which the Closing Date occurs that elapse prior to the Closing Date, and the denominator of which is 365. Seller may determine the annual bonus amount using any good faith methodology (which need not be the same for each Business Employee), including, without limitation, by basing such amount upon target bonus or upon actual performance. Such prorated bonuses shall be paid no later than the date on which Seller pays annual bonuses to similarly situated other employees of Seller and its Affiliates.

6.11 WARN Act. Buyer shall assume liability for, and shall fully indemnify and hold harmless Seller and its Affiliates with respect to, any Liabilities incurred by Seller and its Affiliates pursuant to the Workers Adjustment and Retraining Notification Act and any similar statute in connection with any Business Employee, to the extent such liability arises from actions of Buyer and its Affiliates on or after the Effective Time, including without limitation, a failure to extend an offer of employment complying with the requirements of this Article 6 to a Business Employee (or, solely with respect to a Business Employee based in Ontario, Canada, a failure to extend an offer complying with the requirements of Ontario Law). Seller shall retain liability for, and shall fully indemnify and hold harmless Buyer and its Affiliates with respect to, any liabilities incurred by Buyer and its Affiliates pursuant to the Workers Adjustment and Retraining Notification Act and any similar statute in connection with any Business Employee or other employee, to the extent such liability arises from actions of Seller and its Affiliates prior to the Effective Time , or from the failure of any Business Employee to accept and commence employment with Buyer or its Affiliates pursuant to an offer of employment complying with the requirements of this Article 6 (or, solely with respect to a Business Employee based in Ontario, Canada, a failure to accept and commence employment with Buyer or its Affiliates pursuant to an offer complying with the requirements of Ontario Law).

6.12 Treatment of Transaction under Code Section 409A. For purposes of Seller’s Plans, which constitute “nonqualified deferred compensation plans” within the meaning of Section 409A of the Code, the purchase and related transactions contemplated under this Agreement shall constitute a separation from service of the Transferred Employees who participate therein.

6.13 Agreement Is Not a Plan Amendment. Notwithstanding any provision of this Agreement to the contrary, the terms of this Article 6 are not intended to, and do not, constitute (i) an amendment to any Old Plan or New Plan or any other Plan of Seller, Buyer or any of any of their respective Affiliates, (ii) a promise or commitment to any current or former employees or participants under any Old Plan or New Plan or any other Plan of Seller, Buyer or any of any of their respective Affiliates, (iii) the establishment of any new Plan of Seller, Buyer or any of their respective Affiliates, (iv) a promise or commitment to any current or former employees of the Business to provide or continue any benefits under any Old Plan or New Plan or any other Plan of Seller, Buyer or any of any of their respective Affiliates, or (v) a limitation on the authority of Seller or Buyer or any of their respective Affiliates to amend or terminate any Old Plan or New Plan or any other Plan of Seller, Buyer or any of their respective Affiliates. Nothing in this Agreement, express or implied, shall be interpreted to confer upon any of the current or former employees of the Business or any Plan participants (including the Transferred Employees) any rights or remedies as third-party beneficiaries under this Article 6.

6.14 U.S. Employment Tax Reporting. Buyer and Seller hereby agree to follow the alternate procedure for United States employment Tax withholding as provided in Section 5 of Rev. Proc. 2004-53, I.R.B. 2004-34. Accordingly, Seller shall have no United States employment Tax reporting responsibilities, and Buyer and its Affiliates shall have full United States employment Tax reporting responsibilities, for each Transferred Employee subject to United States employment Taxes on and following such employee’s Transfer Date, to the extent provided under such Rev. Proc. 2004-53, and except to the extent that Seller provides payroll services to Buyer pursuant to the Transition Services Agreement.

ARTICLE 7

MUTUAL COVENANTS OF THE PARTIES

Each of Seller and Buyer covenants and agrees as follows:

7.1 Reasonable Efforts.

(a) Seller and Buyer shall each reasonably cooperate with the other and use their respective commercially reasonable efforts to (i) take or cause to be taken all necessary actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and Applicable Laws to consummate and make effective the transactions contemplated by this Agreement as soon as reasonably practicable, including, without limitation, preparing and filing promptly all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtain or transfer as soon as reasonably practicable all approvals, clearances, Consents, registrations, permits, authorizations and other confirmations required to be obtained from any other Person necessary, proper or advisable to consummate the transactions contemplated by this Agreement, provided that, except as expressly provided in Section 5.6 or this Section 7.1, neither Buyer nor any of its Affiliates shall be required to make any payments, commence litigation or make any undertaking in order to obtain any such approvals, clearances, Consents, registrations, permits, authorizations and other confirmations.

(b) Without limiting the generality of the foregoing, each of Seller and Buyer shall as promptly as practicable, (i) but in no event later than ten (10) Business Days following the date of this Agreement, file or cause to be filed with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form required for the transactions contemplated hereby pursuant to the HSR Act, (ii) file or cause to be filed with the Commissioner under the Competition Act such filings as may be required or agreed to by the parties for the transactions contemplated hereby pursuant to the Competition Act, including an application for an advance ruling certificate under section 102 of the Competition Act and a notification under section 114 of the Competition Act, and (iii) make such other filings as are necessary in other jurisdictions in order to comply with all Applicable Laws. Any such filing, notification and report form shall be in substantial compliance with the requirements of the HSR Act, the Competition Act or such other Applicable Law. Each of Seller and Buyer shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act, the Competition Act or such other Applicable Law. Each of Seller and Buyer shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC, the DOJ, the Commissioner under the Competition Act and any other applicable Governmental Authority and shall take reasonable best efforts to promptly provide any supplemental information reasonably requested in connection with the filings made hereunder pursuant to the HSR Act, the Competition Act or such other Applicable Law. Any such supplemental information shall be in substantial compliance with the requirements of the HSR Act, the Competition Act or such other Applicable Law. Each party shall provide the other party (or its external counsel in respect of competitively sensitive, privileged, or confidential matters) with reasonable opportunity to review and comment on all filings, applications and submissions under the HSR Act, the Competition Act or such other Applicable Law. Neither Buyer nor Seller shall engage in any meetings or material communications with any Governmental Authority other than in the ordinary course, without counsel for the other party being advised of the same, and in any event shall promptly notify and provide copies to the other party’s counsel of any communications to or from a Governmental Authority in relation to the Agreement. Buyer and Seller shall use their commercially reasonable efforts to avoid or eliminate each and every impediment under the HSR Act, the Competition Act or such other Applicable Law that may be asserted by any Governmental Authority with respect to the transactions contemplated hereby so as to enable the Closing to occur as soon as reasonably possible. If it is reasonably necessary to institute any action or proceeding to obtain any approval under the HSR Act, the Competition Act or such other Applicable Law for the transactions contemplated hereby, or if any action or proceeding is instituted by a Governmental Authority challenging the transactions contemplated hereby as violative of the HSR Act, the Competition Act or such other Applicable Law, Buyer and Seller shall use their respective commercially reasonable efforts to institute or defend any such action or proceeding; provided that Buyer shall have the sole right to direct and control the defense of such action or proceeding with counsel of its own choosing, and Seller may, at its own expense, participate therein with counsel of its own choosing and Seller and Buyer agree to reasonably cooperate with each other with respect thereto.

(c) Buyer shall not be required to (i) commit to or effect, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any businesses, product lines or assets relating to Buyer’s or its Affiliates’ business or the Business, the Included Assets, the Transferred Facilities, the real property and/or improvements, as applicable, leased pursuant to the Transferred Leases, the Included Liabilities or the Products, or (ii) otherwise take or commit to take actions that after the Effective Time would limit Buyer’s freedom of action with respect to, or its ability to retain, one or more of the businesses, product lines or assets of Buyer and its Affiliates or the Business, the Included Assets, the Transferred Facilities, the real property and/or improvements, as applicable, leased pursuant to the Transferred Leases, the Included Liabilities or the Products, except as provided in the following two sentences. Notwithstanding anything to the contrary in this Agreement, solely to the extent required by an applicable Governmental Authority in order to resolve any objection under the HSR Act asserted by such Governmental Authority with respect to the transactions contemplated hereby and to enable the Closing to occur by the End Date (as may be extended in accordance with Section 9.1(b)), Buyer shall, and shall cause its Affiliates, to use its reasonable best efforts to hold separate or divest, at its election, either (x) the Applicable Business Brand or (y) the Applicable Buyer Brand, provided, however, that if Buyer elects the divestiture of the Applicable Buyer Brand, in no event shall Buyer or its Affiliates be required to hold separate or divest itself of the Trademark listed on Schedule 7.1(c), but, to the extent required, Buyer or its applicable Affiliates shall enter into a transitional trademark license agreement on terms reasonably acceptable to Buyer, pursuant to which Buyer or its applicable Affiliates shall license such Trademark listed on Schedule 7.1(c) to the purchaser of the Applicable Buyer Brand on a transitional basis not to exceed five (5) years. In connection with such holding separate or divestiture of the Applicable Business Brand or the Applicable Buyer Brand, Buyer shall also hold separate or divest, if required, the product lines (i.e., stock keeping units (SKUs)) relating to such Applicable Business Brand or Applicable Buyer Brand, as applicable, the goodwill exclusively relating to such brand, the recipes relating to such SKUs, and any existing inventory of such SKUs, and shall, if required, enter into co-manufacturing agreements, intellectual property licenses (solely for use in such business) and transition services arrangements, in each case, on terms reasonably acceptable to Buyer, but shall not otherwise be required to divest or hold separate any tangible or other assets (including know-how and patents). In the event that Buyer is required to divest the Applicable Business Brand or Applicable Buyer Brand pursuant to the preceding sentence, unless a Buyer Acquisition has occurred, Seller agrees to pay Buyer the Antitrust Loss-Sharing Amount on the later of (I) the Closing Date and (II) the date of consummation of such divestiture.

(d) For the avoidance of doubt, Buyer and its Affiliates may enter into any transaction, or any agreement to effect any transaction (including any merger or acquisition), subject to the following sentence. Notwithstanding the foregoing, in the event that Buyer or its Affiliates acquire a Person engaged in a Competitive Activity during the period from the date of this Agreement through the earlier of the Closing Date and the termination of this Agreement (a “Buyer Acquisition”), solely to the extent required by an applicable Governmental Authority in order to resolve any objection under the HSR Act asserted by such Governmental Authority with respect to the transactions contemplated hereby and to enable the Closing to occur by the End Date (as may be extended in accordance with Section 9.1(b)), Buyer shall, or shall cause its applicable Affiliates, to use best efforts to hold separate and/or divest the portion of the business of such acquired Person engaged in the Competitive Activities. In addition, if Buyer enters into an agreement with respect to a Buyer Acquisition between the date of this Agreement and the Closing Date, the Antitrust Loss-Sharing Amount shall no longer apply.

7.2 Publicity. Seller and Buyer agree that, from the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued by a party without the prior written consent of the other party (which consent shall not be unreasonably withheld), except (a) as such release or announcement may be required by Applicable Law or the rules or regulations of any United States or foreign securities exchange, in which case the party required to make the release or announcement shall have given, to the extent reasonably possible, not less than two (2) Business Days’ prior notice to the other party, and shall have attempted, to the extent reasonably possible, to allow the other party reasonable time to comment on such release or announcement in advance of such issuance, (b) Seller and Buyer shall prepare a mutually acceptable press release or releases concerning the transactions contemplated hereby for dissemination upon signing of this Agreement and (c) Seller or Buyer may respond to questions from analysts or news reporters to the extent that such responses are consistent with public releases or announcements previously disclosed in accordance with this Section 7.2.

7.3 Access to Information. After the Closing, upon reasonable notice, Buyer and Seller agree to cooperate with and afford or cause to be afforded to each other and their Representatives reasonable access, during normal business hours, to the personnel (without substantial disruption of employment), properties, books and records (including, without limitation, the Excluded Books and Records), Contracts, and information and commitments relating to the Business, the Transferred Facilities, the Shared Facilities or the real property and/or improvements, as applicable, leased pursuant to the Transferred Leases that are necessary or useful in connection with: (a) the filing of any Tax Return or Tax election with respect to the Business, the Included Assets, the Transferred Facilities, the Shared Facilities, the real property and/or improvements, as applicable, leased pursuant to the Transferred Leases, or the Included Liabilities or any amended return or claim for refund, determining a Liability for Taxes or a right to refund of Taxes or in conducting any audit or other Proceeding in respect of Taxes with respect to the Business, the Included Assets, the Transferred Facilities, the Shared Facilities, the real property and/or improvements, as applicable, leased pursuant to the Transferred Leases or the Included Liabilities; (b) any Proceeding or investigation; or (c) any other matter requiring any such personnel, properties, books and records, Contracts, information or commitments for any reasonable business purpose; provided, however, that such access and assistance do not unreasonably disrupt the normal operations of Buyer or Seller and documents requested by Buyer or Seller shall require a reasonable business purpose and shall be limited to those documents that reasonably relate to such purpose. In the event that documents requested by a party include information relating to the Business and other businesses, then the other party shall be permitted to redact the information relating to the other businesses in such documents. Such access and assistance shall include, without limitation, providing copies of all relevant portions of Tax Returns with respect to the Business, the Included Assets, the Transferred Facilities, the Shared Facilities, the real property and/or improvements, as applicable, leased pursuant to the

Transferred Leases, or the Included Liabilities, together with accompanying schedules and related work papers, documents relating to rulings or other determinations by taxing authorities and records concerning the ownership and tax basis of the property, which either party may possess; provided, however, that Seller shall not provide any tax basis information or Tax Returns other than copies of the Federal pro forma, state and local income and property, sales, use and franchise Tax Returns of the Kraft Pizza Company for the years 2006 through 2008, with the returns for 2009 to be provided when filed (and corresponding Canadian Tax Returns to the extent such Tax Returns are filed (or pro forma versions of such Tax Returns are prepared) solely with respect to the Canadian Included Assets; provided, however, that, for the avoidance of doubt, Seller shall not be required to provide Buyer with any Canadian Tax Returns that relate in whole or in part to any business or assets other than the Canadian Included Assets or to prepare pro forma versions of such Tax Returns). The party requesting such personnel, properties, books and records, Contracts, information or commitments shall bear all of the out-of-pocket costs and expenses reasonably incurred in connection with providing such personnel, properties, books and records, Contracts, information or commitments. Each party shall retain all returns, schedules and work papers and all material records or other documents relating thereto, until the expiration of the statute of limitations (including extensions) of the Pre-Closing Tax Period or Straddle Period to which such returns and other documents relate and, unless the relevant portions of such returns and other documents are offered to the other party, until the final determination of any payments which may be required in respect of such years under this Agreement. All information received pursuant to this Section 7.3 shall be subject to the provisions of Section 5.4, except as may be otherwise necessary in connection with the filing of returns or claims for refund or in conducting any audit or other Proceeding.

7.4 Bulk Sales Waiver. Buyer and Seller hereby waive compliance with the terms and conditions of any applicable bulk sales law or similar laws that may be applicable to the sale or transfer of the Included Assets.

7.5 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated, except (a) Buyer and Seller shall each pay one-half of all filing fees relating to filings required under the HSR Act or the Competition Act or (b) as otherwise expressly provided herein (including, without limitation, Article 5 and Article 8).

7.6 Tax Matters.

(a) Allocation of Certain Taxes. In the case of any Straddle Period, (i) Property Taxes for the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that is in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period, and shall be an Excluded Liability and (ii) Property Taxes for the Post-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that is in the Post-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period, and shall be an Included Liability. The party that has the primary obligation to do so under

Applicable Law shall file any Tax Return that is required to be filed in respect of Taxes described in this Section 7.6(a), and that party shall pay the Taxes shown on such Tax Return. To the extent any such Taxes paid by Buyer (or any refund of Taxes received by Buyer) is allocable to the Pre-Closing Tax Period, or any such Taxes paid by Seller (or any refund of Taxes received by Seller) is allocable to the Post-Closing Tax Period, Buyer or Seller (as applicable) shall pay to the other party such proportionate amount promptly after the payment of such Taxes (or the receipt of any such refund).

(b) Transfer Taxes.

(i) All sales, use, retail sales, excise, goods and services, harmonized sales, value-added, transfer, recording, privilege, documentary, registration, conveyance, real estate transfer, excise, license, stamp, or similar Taxes, arising out of, in connection with or attributable to the purchase by Buyer of the Included Assets pursuant to this Agreement and that are recoverable by Buyer under Applicable Law governing the payment of transfer taxes, including, but not limited to, GST, HST, and QST, and other similar recoverable transfer taxes in other jurisdictions (the “Recoverable Transfer Taxes”) shall, subject to Sections 7.6(b)(ii) and 7.6(b)(iii), be paid and borne by Buyer. All other sales, use, retail sales, excise, goods and services, harmonized sales, value-added, transfer, recording, privilege, documentary, registration, conveyance, real estate transfer, excise, license, stamp, or similar Taxes arising out of, in connection with or attributable to the purchase by Buyer of the Included Assets pursuant to this Agreement (together with the Recoverable Transfer Taxes, the “Transfer Taxes”) shall be borne 50% by the Buyer and 50% by the Seller. The party that has the primary obligation to file any Tax Return that is required to be filed in respect of Transfer Taxes (the “Filing Party”) shall prepare and file such return after providing the other party the opportunity to review and approve the return (which approval shall not be unreasonably withheld or delayed). The Filing Party shall, subject to reimbursement from the other party as provided in this Section 7.6(b), pay the Taxes shown on such Tax Return and the other party shall reimburse the Filing Party for its share of such Transfer Taxes by wire transfer of immediately available funds no later than five (5) days after receipt of written notice (or notice delivered by electronic communication) from the Filing Party that any such Transfer Tax is required to be paid to the applicable Governmental Authority. The parties agree to cooperate with each other in connection with the preparation and filing of any such Tax Returns, in obtaining all available exemptions from such Transfer Taxes, and in timely providing each other with resale certificates or other documents necessary to satisfy any such exemptions.

(ii) Canadian Seller is registered for GST/HST and QST purposes and will provide its registration numbers to the Buyer on or before Closing. The Affiliate of Buyer that is purchasing the Canadian Included Assets hereunder will provide the GST/HST and, if applicable, QST registration numbers to Seller on or before Closing.

(iii) Notwithstanding Sections 7.6(b)(i) and (ii), the Affiliate of Buyer that is purchasing the Canadian Included Assets hereunder, which is a corporation incorporated under the laws of Canada or a province thereof and which has a place of business in the province of Ontario, shall not be responsible to pay any provincial Transfer Taxes in respect of any Included Assets referenced in any purchase exemption certificate completed by such Affiliate of Buyer and provided to Seller on or before Closing.

(c) Required Notices. Seller shall promptly notify Buyer in writing upon receipt by Seller (or any of its Affiliates, as applicable) of notice of any pending or threatened Tax audits or assessments relating to the income, properties or operations of Seller (or any of its Affiliates, as applicable) that reasonably may be expected to relate to or give rise to a Lien on the Included Assets or the Business. Each of Buyer and Seller (and any of Seller’s Affiliates, as applicable) shall promptly notify the other in writing upon receipt of notice of any pending or threatened Tax audit or assessment challenging the Final Allocation Schedule.

(d) Canadian Election. Buyer and Canadian Seller shall, if applicable, jointly execute and file an election under subsection 20(24) of the Income Tax Act (Canada) in the manner required by subsection 20(25) of the Income Tax Act (Canada) and under the equivalent or corresponding provisions of any other applicable provincial or territorial statute, in the prescribed forms and within the time period permitted under the Income Tax Act (Canada) and under any other applicable provincial or territorial statute, as to such amount paid by the Canadian Seller to Buyer or its designated Affiliate for assuming future obligations. In this regard Buyer and Canadian Seller acknowledge that a portion of the Included Assets transferred by Canadian Seller pursuant to this Agreement and having a value equal to the amount elected under subsection 20(24) of the Income Tax Act (Canada) and the equivalent provisions of any applicable provincial or territorial statute, is being transferred by Canadian Seller as a payment for the assumption of such future obligations by Buyer or its designated Affiliate.

(e) Clearance Certificates. Seller shall use its reasonable best efforts to provide Buyer, at the Closing, a clearance certificate or similar document(s) that may be required by any state Tax authority in order to relieve Buyer of any obligation to withhold any portion of the Initial Purchase Price or the Final Purchase Price.

7.7 Employee Non-Solicitation.

(a) From and after the date of this Agreement through December 31, 2011, neither Seller nor its Affiliates shall, directly or indirectly (i) hire any of the Persons named on Schedule 7.7(a); (ii) solicit or recruit any employees of the Business; or (iii) encourage any Person included in clause (i) or (ii) above to leave the employment of the Business or Buyer or its Affiliates; provided that (x) the foregoing clauses (i), (ii) and (iii) shall not apply to the employment of such Person if such Person’s employment has been involuntarily terminated by Buyer or its Affiliates and (y) the foregoing clauses (ii) and (iii) shall not apply to a general advertisement or solicitation program that is not specifically targeted at such Person, or the employees listed on Schedule 6.1(b).

(b) From and after the date of this Agreement through December 31, 2011, neither Buyer nor its Affiliates shall, directly or indirectly (i) solicit or recruit any employee of Seller or its Affiliates listed on Schedule 7.7(b); or (ii) encourage any Person included in clause (i) to leave the employment of Seller or its Affiliates; provided that the foregoing clauses (i) and (ii) shall not apply to (x) a general advertisement or solicitation program that is not specifically targeted at such Person or (y) the employment of such Person if such Person’s employment has been involuntarily terminated by Seller or its Affiliates.

ARTICLE 8

INDEMNIFICATION

8.1 Survival. The covenants and agreements of the parties hereto shall survive the execution and delivery hereof and the delivery of all of the documents executed in connection herewith and shall continue in full force and effect after the date hereof and after the Closing Date. The representations and warranties of the parties hereto shall survive until the eighteen month anniversary of the Closing Date; provided, however, that the representations and warranties contained in Section 3.1(a) (Seller’s Authority), Section 3.2(a) (Title to Tangible Assets), Section 3.3(b) (Title to Real Property) and Section 3.10 (Brokers) shall survive indefinitely; provided, further, that the representations and warranties contained in Section 3.13 (Environmental Matters) shall survive until 90 days after the expiration of the applicable statute of limitations (giving effect to any waiver or extension thereof); provided, further, that the representations and warranties contained in Section 3.4 (Intellectual Property) shall survive for a period of five (5) years after the Closing Date; and provided, further, Section 3.16 (Taxes) shall not survive Closing, with the exception of Sections 3.16(e), 3.16(f), 3.16(g), 3.16(h), 3.16(i) and 3.16(j) which shall survive until 90 days after the expiration of the applicable statute of limitations (giving effect to any waiver or extension thereof); and provided, further, that in the event of fraud in connection with a representation or warranty, such representation or warranty shall continue in full force and effect without limitation. The right to indemnification or other remedy based on such representations, warranties, covenants and agreements will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification or other remedies based on such representation, warranties, covenants and agreements. Neither (a) the termination of the representations or warranties contained herein, nor (b) the expiration of the indemnification obligations described below, shall affect the rights of a Person with respect to any claim for Losses made by such Person received by the party alleged to have breached such representation or warranty prior to the expiration of the applicable survival period provided herein.

8.2 Indemnification by Seller.

(a) From and after the Effective Time, Seller shall indemnify, defend and hold harmless Buyer, its Affiliates and each of their respective officers, directors, employees, shareholders, agents and Representatives from and against any and all costs, claims, losses, damages, Taxes, Liabilities, obligations, lawsuits, deficiencies, demands and expenses (whether or not arising out of third-party claims), including without limitation, interest, penalties, costs of mitigation, all amounts paid in the investigation, defense or settlement of any of the foregoing and reasonable third-party legal fees and expenses (collectively, “Losses”) suffered or incurred by any such indemnified party, net of any (i) Tax benefits actually realized in the year of the related indemnity payment or earlier, calculated on a with and without basis, attributable to the incurrence or payment of the incurred Losses, and (ii) solely with respect to clause (D) below, insurance proceeds received by Buyer or its Affiliates under any Seller Insurance Policy, incurred in connection with, arising out of, resulting from or incident to (A) any breach or inaccuracy of any representation or warranty of Seller made in or pursuant to this Agreement, (B) any breach of any covenant or agreement of Seller made in or pursuant to this Agreement, (C) the Excluded Liabilities or (D) any Casualty Loss occurring prior to the Closing Date; provided, however, that Seller shall not have any Liability under clause (A) above (x) with respect to breaches or inaccuracies of any representation or warranty of Seller under Section 3.17 (Sufficiency of Assets), unless the aggregate of all Losses relating thereto for which Seller would, but for this proviso, be liable exceeds on a cumulative basis an amount equal to Eighteen Million Five Hundred Thousand United States Dollars ($18,500,000) (the “Lower Basket”), and then only to the extent that the aggregate of all such Losses relating thereto exceeds the Lower Basket and (y) with respect to breaches or inaccuracies of any other representation or warranty of Seller made in or pursuant to this Agreement, unless the aggregate of all Losses relating thereto for which Seller would, but for this proviso, be liable (together with all Losses referred to in foregoing clause (x)) exceeds on a cumulative basis an amount equal to Thirty-Seven Million United States Dollars ($37,000,000) (the “Higher Basket”), and then only to the extent that the aggregate of all such Losses exceeds the Higher Basket; provided, further, however, that Seller’s aggregate liability under clause (A) above shall in no event exceed Five Hundred Fifty-Five Million United States Dollars ($555,000,000) (the “Cap”). Notwithstanding the foregoing, (1) the limitations on liability set forth in each of the foregoing provisos shall not apply with respect to (x) Losses arising out of a breach of a representation or warranty set forth in Section 3.1(a) (Seller’s Authority); Section 3.1(c) (Investment Canada Act); the first sentence of Section 3.2(a) (Title to Tangible Assets); Section 3.3(b) (Title to Real Property); Section 3.10 (Brokers); or Sections 3.16(e), 3.16(f), 3.16(g), 3.16(h), 3.16(i) and 3.16(j) (Taxes); or (y) claims of, or cause of action from, fraud; and (2) the Cap shall not apply with respect to Losses arising out of a breach of a representation or warranty set forth in Section 3.17 (Sufficiency of Included Assets); provided, however, that if the absence of an asset or service resulted in a breach of a representation or warranty set forth in Section 3.17 (Sufficiency of Included Assets), to the extent that such breach may be cured by delivery of such asset or service, Seller’s indemnification obligations hereunder may, at its option, be cured to such extent (and only such extent) by delivery of such asset or service, and the remaining indemnification obligations with respect to such breach (if any) shall be satisfied in accordance with the other provisions of this Article 8.

(b) Notwithstanding the foregoing, in no event shall Seller have any obligation to indemnify or hold harmless Buyer pursuant to Section 8.2(a)(C) for any Loss or Liability that would be an Excluded Liability under Section 1.6(h) under or relating to any Environmental Law (or any Permit required thereunder) to the extent any such Loss or Liability both (i) arises from or relates to (A) Hazardous Substances that are released, spilled, discharged or disposed at, on, in, under or from any third-party property that, after the Closing Date, migrates on to, into, under or through or otherwise comes to be present at any Transferred Facility; (B) a change in use or zoning of any Transferred Facility after the Closing Date from industrial use or zoning, in which case Seller shall only be responsible for such Loss or Liability up to the cost of implementing the remediation or other standards that otherwise would have been applicable to such Transferred Facility or any Remedial Action relating thereto based on industrial use or zoning; (C) costs incurred or Remedial Actions implemented that are commercially unreasonable for purposes of remediating such Loss or Liability, or (D) the removal, abatement or disposal from a Transferred Facility after the Closing Date of asbestos, lead paint or building components containing such materials that, as of the Closing Date, exist in a state and are maintained in compliance with Environmental Law; and (ii) is incremental to any other Loss or Liability with respect to which Buyer and/or its Affiliates (and/or any of their respective officers, directors, employees, shareholders, agents and Representatives) are otherwise entitled to indemnification pursuant to this Agreement (but for the provisions of this sentence).

(c) Notwithstanding the foregoing, Seller’s obligation to indemnify or hold harmless Buyer pursuant to Section 8.2(a)(C) for any Loss or Liability that would be an Excluded Liability under Section 1.6(h) under or relating to any Environmental Law (or any Permit required thereunder) that (i) arises from or relates to a Change in Environmental Law and (ii) is incremental to any other Loss or Liability with respect to which Buyer and/or its Affiliates (and/or any of their respective officers, directors, employees, shareholders, agents and Representatives) are otherwise entitled to indemnification pursuant to this Agreement (but for the provisions of this sentence) (any such Losses and Liabilities, “Change in Environmental Law Losses”), shall be (A) only fifty percent (50%) of such Change in Environmental Law Losses for claims made within twenty (20) years following the Closing Date and (B) zero percent (0%) of all such Change in Environmental Law Losses for claims made after twenty (20) years following the Closing Date.

(d) To the extent a Loss or Liability under or relating to any Environmental Law (or any Permit thereunder) for which Buyer and/or its Affiliates (and/or any of their respective officers, directors, employees, shareholders, agents and Representatives) are entitled to indemnification under this Agreement arises (i) from a Change in Environmental Law that would require altering, retrofitting or replacing the improvements, equipment or materials at the Transferred Facilities (but not with respect any Loss or Liability arising from or relating to the presence of any Hazardous Substances encountered in the course of any such alterations, retrofitting or replacements) and (ii) is incremental to any other Loss or Liability with respect to which Buyer and/or its Affiliates (and/or any of their respective officers, directors, employees, shareholders, agents and Representatives) are otherwise entitled to indemnification pursuant to this Agreement (but for the provisions of this sentence) (any such Losses and Liabilities, “Change in Law Alteration and Retrofitting Losses”), then Seller shall have no indemnification obligation with respect to such Change in Environmental Law Alteration and Retrofitting Losses.

(e) Any Loss or Liability meeting the tests described in both Section 8.2(b)(i) and (ii), fifty percent (50)% of any Change in Environmental Law Losses for claims made within twenty (20) years following the Closing Date, one hundred percent (100%) of all Change in Environmental Law Losses for claims made after twenty (20) years following the Closing Date and one hundred percent (100%) of all Change in Law Alteration and Retrofitting Losses shall be deemed to constitute Included Liabilities; provided, however, that such Included Liabilities shall not include any such Loss or Liability to the extent they are retained by Seller or its Affiliates (other than pursuant to Section 1.6(h)), or otherwise are the responsibility of Seller or its Affiliates pursuant to other provisions of this Agreement, whether arising from Seller’s breach or inaccuracy of a representation or warranty (including, without limitation, the representations and warranties contained in Section 3.13) or pursuant to Seller’s indemnification obligations or otherwise.

8.3 Indemnification by Buyer. From and after the Effective Time, Buyer shall indemnify, defend and hold harmless Seller, its Affiliates and each of their respective officers, directors, employees, shareholders, agents and Representatives from and against any and all Losses suffered or incurred by any such indemnified party, net of any Tax benefits actually realized in the year of the related indemnity payment or earlier, calculated on a with and without basis, attributable to the incurrence or payment of the incurred Losses, to the extent incurred in connection with, arising out of, resulting from or incident to (a) any breach or inaccuracy of any representation or warranty of Buyer made in or pursuant to this Agreement, (b) any breach of any covenant or agreement of Buyer made in or pursuant to this Agreement, (c) the Included Liabilities, (d) all Liabilities with respect to Taxes relating to the Business, the Included Assets and the Included Liabilities (other than Excluded Taxes) for Post-Closing Tax Periods, or (e) any fees, expenses or other payments incurred or owed by Buyer or its Affiliates to any agent, broker, investment banker or other firm or Person retained or employed by it in connection with the transactions contemplated by this Agreement; provided, however, that Buyer shall not have any Liability under clause (a) above unless the aggregate of all Losses relating thereto for which Buyer would, but for this proviso, be liable exceeds on a cumulative basis an amount equal to the Higher Basket, and then only to the extent that the aggregate of all such Losses relating thereto exceeds the Higher Basket; provided further, that Buyer’s aggregate liability under clause (a) above shall in no event exceed the Cap.

8.4 Exclusive Remedy; Damages. Buyer and Seller each acknowledge and agree that, from and after the Closing, their sole and exclusive remedy, with respect to any and all claims relating to the subject matter of this Agreement (other than specific performance or injunctive relief, with respect to claims of, or causes of action arising from, fraud or with respect to matters described in the last sentence of this Section 8.4), shall be pursuant to the indemnification provisions set forth in this Article 8. Notwithstanding anything to the contrary elsewhere in this Agreement or provided for under any Applicable Law, no indemnifying party shall be liable to an indemnified party hereunder for (i) any consequential damages, other than consequential damages that such indemnified party would be able to recover under applicable general principles of contract law under the circumstances (e.g., reasonably foreseeable damages) or (ii) any punitive or exemplary damages, except, in the case of clauses (i) and (ii), where such damages are recovered by a third party from an indemnified party in connection with Losses indemnified hereunder. In addition, notwithstanding anything to the contrary elsewhere in this Agreement in no case shall either party have any obligation under Section 8.2(a)(C) or Section 8.3(c) for any Liability or Loss arising under Environmental Law (i) with respect to real property that is leased pursuant to the Transferred Leases and (ii) with respect to the presence of Hazardous Substances on the Transferred Facilities that are naturally occurring (and not the result of any release or disposal of Hazardous Substances at, in, on, under or from the Transferred Facilities, any use of the Transferred Facilities prior to the Effective Time or any act of man).

8.5 Procedures Relating to Indemnification.

(a) In respect of any claim regarding indemnification for any Liability or Loss arising under this Agreement, the Person making such claim shall have the burden of proof that such Person is entitled to such indemnification.

(b) In order for an indemnified party to be entitled to any indemnification provided for under this Article 8 in respect of, arising out of or involving a claim or demand made by any Person, Governmental Authority or corporation against the indemnified party (a “Third-Party Claim”), such indemnified party shall notify the indemnifying party in writing, and in reasonable detail to the extent known, of the Third-Party Claim promptly after receipt by such indemnified party of notice of the Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually prejudiced as a result of such failure. The indemnified party shall deliver to the indemnifying party, within ten (10) Business Days after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third-Party Claim.

(c) If a Third-Party Claim is made against an indemnified party, and the indemnifying party acknowledges in writing to the indemnified party that the indemnifying party shall be obligated under the terms of its indemnity hereunder in connection with such Third-Party Claim, then the indemnifying party shall be entitled if it so elects, at its own cost, risk and expense, to assume the defense thereof with counsel selected by the indemnifying party and reasonably satisfactory to the indemnified party. The indemnifying party will have fifteen (15) calendar days from receipt of any such notice of a Third-Party Claim to give notice to assume the defense thereof. Should the indemnifying party so elect to assume the defense of a Third-Party Claim, the indemnifying party will not be liable to the indemnified party for legal expenses subsequently incurred by the indemnified party in connection with the defense thereof, unless the joint representation of the indemnifying party and the indemnified party by a single law firm with respect to such Third-Party Claim involves potential conflicts of interest or substantially different defenses for the indemnified party and the indemnifying party, or the Third-Party Claim seeks an injunction or other equitable relief against the indemnified party that would restrict or adversely affect the ongoing business or operations of such indemnified party or its Affiliates in a material manner if successful. If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense (except to the extent provided in the immediately preceding sentence), separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense. If the indemnifying party shall have assumed the defense of a Third-Party Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the indemnifying party’s prior written consent (which consent shall not be unreasonably withheld). Any compromise or settlement of a Third-Party Claim by the indemnifying party shall be made only with the written Consent of the indemnified party (in its sole discretion), if such compromise or settlement (i) would restrict or adversely affect the indemnified party or the conduct of any of its or its Affiliates’ businesses or operations in a material manner, (ii) would include an admission of wrongdoing or misconduct by the indemnified party, (iii) does not fully and irrevocably release the indemnified party from all Liabilities and obligations with respect to such Third-Party Claim, (iv) involves any claim for which the indemnified party is not fully indemnified by the indemnifying party or (v) imposes any injunctive or other equitable relief against the indemnified party. If the indemnifying party fails to assume the defense of a Third-Party Claim within fifteen (15) calendar days after receipt of such notice, the indemnified party against which such Third-Party Claim has been asserted will (upon delivering notice to such effect to the indemnifying party) have the right to undertake, at the indemnifying party’s cost and expense, the defense, compromise or settlement of such claim on behalf of and for the account and risk of the indemnifying party. In the event the indemnified party assumes the defense of the Third-Party Claim, the indemnified party will keep the indemnifying party reasonably informed of the progress of any such defense, compromise or settlement; provided, however, that if the indemnifying party has agreed in writing that it is obligated under the terms of its indemnity hereunder in connection with such Third-Party Claim, then any compromise or settlement of a Third-Party Claim by the indemnified party shall require the prior written Consent of the indemnifying party (not to be unreasonably withheld). The indemnifying party shall be liable for the fees and expenses of one (1) outside counsel and reasonably necessary local counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof. If the indemnifying party chooses to defend any Third-Party Claim, all the parties hereto shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third-Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(d) The indemnified party will notify the indemnifying party in writing as soon as practicable of its discovery of any matter or condition that does not involve a Third-Party Claim being asserted against or sought to be collected from the indemnified party, giving rise to the claim of indemnity pursuant hereto. The failure so to notify the indemnifying party shall not relieve the indemnifying party from liability on account of this indemnification, except only if and to the extent that the indemnifying party demonstrates actual damage caused by such failure. The indemnifying party will have fifteen (15) calendar days from receipt of any such notice to give notice of dispute of the claim to the indemnified party. The indemnified party will reasonably cooperate and assist the indemnifying party in determining the validity of any claim for indemnity by the indemnified party and in otherwise resolving such matters. Such assistance and cooperation will include providing reasonable access to and copies of information, records and documents relating to such matters, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(e) For the avoidance of doubt, and without limiting the parties’ rights and obligations under Sections 8.2(a), 8.3, 8.5(a), 8.5(b), 8.5(c) or 8.5(d) or the limitations on Seller’s indemnification obligations under Section 8.2(b), (c) or (d), Buyer shall be entitled to manage, control and/or perform any remedial or other responsive action or remedy or investigation (“Remedial Action”), in connection with any Liability under or relating to any Environmental Law that is or may reasonably become the subject of any claim for indemnification by the Buyer under this Agreement; provided that (i) the need for and the nature or scope of any such Remedial Action, and any workplan, proposed action or selection of consultant in connection therewith, shall be subject to Seller’s prior review; (ii) Buyer shall provide Seller with (A) copies of reports, studies, investigations, data, sampling results or, as reasonably requested by Seller, other correspondence, documentation or information relating to such Remedial Action; (B) a reasonable opportunity to comment in advance on drafts of reports, studies or investigations and on any material submissions or communications to any Governmental Authority in connection with such Remedial Action, which Buyer shall reasonably consider, and to attend (but not participate in) any meetings with any Government Authority regarding any such Remedial

Action; (C) access any applicable Buyer real property or facility reasonably necessary for Seller to monitor or observe, or for Seller to collect (at Seller’s expense) split samples relating to, such Remedial Action; and (D) updates on the status of any such Remedial Action on a regular basis or as otherwise reasonably requested by Seller. Notwithstanding the foregoing, but without limiting the parties’ rights and obligations under Sections 8.2(a), 8.3, 8.5(a), 8.5(b), 8.5(c) or 8.5(d) or the limitations on Seller’s indemnification obligations under Section 8.2(b), (c) or (d), Buyer shall have the sole authority to make any and all decisions with respect to Remedial Actions. Any Remedial Action that is the subject of any claim for indemnification by the Buyer under this Agreement shall be performed in accordance with all applicable Environmental Laws and in a workmanlike manner. Buyer and Seller shall reasonably cooperate with one another in connection with any Remedial Action that is the subject of any claim for indemnification by the Buyer under this Agreement. In the event that Seller or Buyer may have a claim against any third party (including any landlord of any leased property), or any legal defense, with respect to any Liability under or relating to any Environmental Law that is or may reasonably become the subject of any claim for indemnification by the Buyer under this Agreement (regardless of whether any such Liability involves any Remedial Action), Buyer shall cooperate with Seller, at Sellers sole cost and expense (other than Buyer’s administrative and other internal costs), with respect to asserting and establishing such claim or defense.

(f) Each party shall act in a commercially reasonable manner with respect to any Remedial Action and any other matter that, in each case, is or may reasonably become the subject of any claim for indemnification for any Loss or Liability under or relating to any Environmental Law by such party under this Agreement, including reasonably promptly taking action in response to known non-compliance with Environmental Laws if taking action would be commercially reasonable and would avoid further exacerbation of Liabilities or Losses associated with such non-compliance. Buyer shall follow in all material respects the same internal standards regarding compliance with Environmental Laws with respect to the Transferred Facilities that it applies to its other comparable manufacturing facilities in the United States. Notwithstanding the foregoing, a party’s failure to take the actions to it described in the immediately preceding two sentences shall not affect the other party’s indemnification obligations hereunder, except to the extent such failure has resulted in Losses or Liabilities in excess of those for which the other party would have been responsible absent such failure.

(g) Notwithstanding the provisions of Sections 8.5(b), (c) and (d), if a Third-Party Claim relating to Taxes (“Tax Claim”) shall be made by any Governmental Authority which, if successful, might result in an indemnity payment to Buyer, on the one hand, or Seller, on the other hand, pursuant to this Article 8, the indemnified party shall notify the indemnifying party in writing of such Tax Claim within 15 days of receipt of any written notice from the taxing authority, and shall give the indemnifying party such other information with respect thereto as the indemnifying party may reasonably request. With respect to any Tax Claim, the indemnifying party may, at its own expense, participate in and assume the defense of any such claim, suit, action, litigation or Proceeding (including any Tax audit); provided, however, that if the indemnifying party assumes such defense, the indemnified party may participate in such defense. In no case shall a party settle or otherwise compromise any Tax Claim without the prior written Consent of the other party (which Consent shall not be unreasonably withheld or delayed.) Anything to the contrary in this Section 8.5 notwithstanding, if a Tax Claim includes or could reasonably be expected to include both a claim for Taxes that are Excluded Taxes and a claim for Taxes that are not Excluded Taxes, and such claim for Taxes that are Excluded Taxes is not separable from such a claim for Taxes that are not Excluded Taxes, Seller (if the claim for Taxes that are Excluded Taxes exceeds or reasonably could be expected to exceed in amount the claim for Taxes that are not Excluded Taxes) or otherwise the Buyer (Seller or Buyer, as the case may be, the “Controlling Party”), shall be entitled to control the defense of such Tax Claim. In such case, the other party (Seller or Buyer, as the case may be, the “Non-Controlling Party”) shall be entitled to participate fully (at the Non-Controlling Party’s sole expense) in the conduct of such Tax Claim and the Controlling Party shall not settle such Tax Claim without the consent of such Non-Controlling Party (which consent shall not be unreasonably withheld). The costs and expenses of conducting the defense of such Tax Claim shall be reasonably apportioned based on the relative amounts of the Tax Claim that are Excluded Taxes and the Tax Claim that are not Excluded Taxes. It is provided, however, that neither party shall be required to provide the other party with copies of, or access to, its consolidated income tax returns or audits of any consolidated income tax returns (except to the extent they relate solely to the relevant Tax Claims).

8.6 Recoverable Damages. The term “Losses” as used in Section 8.2 or Section 8.3 is not limited to matters asserted by any third Person against Seller or Buyer, but includes Losses incurred or sustained by Seller or Buyer in the absence of other Person claims. Payments by Buyer of amounts for which Buyer is indemnified hereunder, and payment by Seller of amounts for which Seller is indemnified, shall not be a condition precedent to recovery. Notwithstanding anything to the contrary in this Agreement, for purposes of determining the amount of any Losses that are the subject matter of a claim for indemnification hereunder, each representation and warranty in this Agreement and each certificate or document delivered pursuant hereto shall be read without giving effect to any deductible or threshold dollar amounts or the terms “material” or “Material Adverse Effect” in each instance where the effect of such term would be to make such representation and warranty less restrictive (as if such words and surrounding related words (e.g., “reasonably be expected to,” “could have” and similar restrictions and qualifiers) were deleted from such representation and warranty). The amount of any Losses payable under Article 8, as between Canadian Seller and designated Canadian Affiliate of Buyer, as determined without regard to Article 8 shall be increased by an amount equal to the rate of GST/HST (and QST if applicable) applied to such amount.

8.7 Recoverable Damages for Certain Tax Representations and Warranties. Notwithstanding anything to the contrary in this Agreement, for purposes of determining (i) whether there has been a breach or inaccuracy of a representation or warranty and (ii) the amount of any Losses that are the subject matter of a claim for indemnification hereunder, each representation and warranty in Section 3.16(d) and Section 3.16(g) shall be read without giving effect to the term “material” where the effect of such term would be to make such representation and warranty less restrictive (as if such word were deleted from such representation and warranty).

8.8 Adjustment for Tax Purposes. Any indemnity payment made pursuant to the provisions of this Article 8 shall be deemed to be and treated as, to the extent permitted by Applicable Law, an adjustment to the Final Purchase Price for tax purposes.

ARTICLE 9

TERMINATION

9.1 Basis for Termination. Anything contained herein to the contrary notwithstanding, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing Date:

(a) by mutual written consent of Seller and Buyer;

(b) either by Seller or Buyer if the Closing does not occur on or prior to October 4, 2010 (the “End Date”); provided, however, that the End Date may be extended by either party, by written notice to the other party, to January 4, 2011 (the “Extended End Date”), in the event that all conditions to Closing in Section 2.2 and Section 2.3 (other than the conditions set forth in Section 2.2(g) and Section 2.3(e) (the “Regulatory Conditions”)) have been or are reasonably capable of being satisfied at the time of such extension and the Regulatory Conditions are reasonably capable of being satisfied on or prior to the Extended End Date;

(c) by Buyer if there is a breach of any representation or warranty set forth in Article 3 hereof (disregarding all qualifications and exceptions contained therein relating to Seller’s Knowledge, materiality, Material Adverse Effect or words of similar import) which, individually or in the aggregate, would reasonably be likely to have a Material Adverse Effect or any failure to perform in any material respect any covenant or agreement to be complied with or performed by Seller pursuant to the terms of this Agreement or the failure of a condition set forth in Section 2.2 to be satisfied (and such condition is not waived in writing by Buyer) on or prior to the Extended End Date, or the occurrence of any event which results or would result in the failure of a condition set forth in Section 2.2 to be satisfied on or prior to the Extended End Date, if such breach or failure to perform cannot be cured or has not been cured within forty-five (45) calendar days following the receipt by Seller of written notice from Buyer of such breach or failure to perform; or

(d) by Seller if there is a breach of any representation or warranty set forth in Article 4 hereof (disregarding all qualifications and exceptions contained therein relating to Buyer’s knowledge, materiality, material adverse effect or words of similar import) that would have a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement or any failure to perform in any material respect any covenant or agreement to be complied with or performed by Buyer pursuant to the terms of this Agreement or the failure of a condition set forth in Section 2.3 to be satisfied (and such condition is not waived in writing by Seller) on or prior to the Extended End Date, or the occurrence of any event which results or would result in the failure of a condition set forth in Section 2.3 to be satisfied on or prior to the Extended End Date, if such breach or failure to perform cannot be cured or has not been cured within forty-five (45) calendar days following the receipt by Buyer of written notice from Seller of such breach or failure to perform;

provided, however, that the right to terminate this Agreement pursuant to clause (b), (c) or (d) shall not be available to a party whose failure to fulfill materially any covenant or obligation under this Agreement has been the cause of, or resulted in (or would result in), the failure of the Closing to occur on or before the Extended End Date.

9.2 Notice of Termination. In the event of termination by Seller or Buyer pursuant to this Article 9, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated, without further action by any party.

9.3 Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in this Article 9, this Agreement shall become void and of no further force and effect, except for the provisions of (a) Sections 3.10 and 4.4 relating to finders’ fees and brokers’ fees, (b) Section 7.2 relating to publicity, (d) Section 7.5 relating to expenses, (e) this Section 9.3 and (f) Article 10. Nothing in this Article 9 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to limit or restrict the availability of specific performance or other injunctive relief to the extent that specific performance or such other relief would otherwise be available to a party hereunder.

ARTICLE 10

GENERAL PROVISIONS

10.1 Assignment. Except as set forth below, this Agreement and the rights and obligations hereunder shall not be assignable or transferable by Buyer or Seller without the prior written consent of each of the other parties hereto. Notwithstanding the foregoing, without the consent of any party hereto Buyer may assign its right to purchase any of the Included Assets, its right to license the Licensed Intellectual Property or any of its other rights hereunder or under the Collateral Agreements to one or more Affiliates of Buyer; provided, however, that no assignment shall limit or affect the assignor’s obligations hereunder. Subject to the first two sentences of this Section 10.1, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Any attempted assignment or transfer in violation of this Section 10.1 shall be void.

10.2 No Third-Party Beneficiaries. Except for Persons entitled to indemnification under Article 8 hereof, this Agreement is for the sole benefit of the parties hereto and their permitted successors and assigns, and nothing herein express or implied shall give or be construed to give to any Person, other than the parties hereto, any legal or equitable rights hereunder as a third-party beneficiary or otherwise.

10.3 Amendments. No amendment, supplement, modification or cancellation of this Agreement shall be effective unless it shall be in writing and signed by each party hereto.

10.4 Waiver of Compliance. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by such party, granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

10.5 Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile, or sent, postage prepaid, by registered, certified or express mail, return receipt requested, or reputable overnight courier service and shall be deemed given when delivered by hand or faxed, three days after mailing (one Business Day in the case of guaranteed overnight express mail or guaranteed overnight courier service), as follows:

(i)	If to Seller or the Seller Affiliates:

Kraft Foods Global, Inc.
c/o Kraft Foods Inc.
Three Lakes Drive
Northfield, Illinois 60093-2753
Attention: General Counsel
Fax: (847) 646-2950

with a copy to:

Philip A. Gelston, Esq.
Alyssa K. Caples, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Fax: (212) 474-3700

(ii)	if to Buyer:

Nestlé USA, Inc.
800 North Brand Boulevard
Glendale, CA 91203-3213
Attention: Bob Gatto
Fax: (818) 637-3425

with a copy to:

Nestlé USA, Inc.
800 North Brand Boulevard
Glendale, CA 91203-3213
Attention: Yun Choi Au, Esq.
Fax: (818) 553-2041

with a copy to

Julian T.H. Kleindorfer, Esq.
Latham & Watkins LLP
355 S. Grand Avenue
Los Angeles, California 90071
Fax: (213) 891-8763

or to such other address(es) as shall be furnished in writing by any such party to each of the other parties hereto in accordance with the provisions of this Section 10.5.

10.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party.

10.7 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

10.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State (to the extent the application of the laws of another jurisdiction would be required thereby).

10.9 Actions and Proceedings. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Federal and state courts in the Borough of Manhattan, the City of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than such state or Federal court. Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other action relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 10.9 shall affect the right of any party hereto to serve legal process in any other manner permitted by law.

10.10 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement (including, without limitation, Section 5.5) were not performed in accordance with the terms hereof and that the parties shall be entitled, without posting a bond or similar indemnity, to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any Federal or state court sitting in the Borough of Manhattan, the City of New York, in addition to any other remedy to which they are entitled at law or in equity.

10.11 Inclusion in Disclosure Schedules. Inclusion of any matter in any Disclosure Schedule does not imply that such matter would, under the provisions of this Agreement, have to be included in such Disclosure Schedule.

10.12 Entire Agreement. This Agreement, the Collateral Agreements and the Confidentiality Agreement dated February 4, 2009 between Buyer and Seller (the “Confidentiality Agreement”) contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and, except to the extent specifically set forth herein, supersede all prior agreements and understandings relating to such subject matter.

10.13 Disclosure Schedules. Any disclosure contained in any section of the Disclosure Schedule shall be deemed to be disclosed with respect to any other section of such Disclosure Schedule as though fully set forth in such other section for which the applicability of such disclosure is reasonably apparent on the face of such disclosure.

10.14 Interpretive Matters.

(a) Notwithstanding the third sentence of Section 8.1, if to Buyer’s Knowledge as of the date of this Agreement, a particular representation or warranty of Seller in Article 3 is materially inaccurate on the date of this Agreement (other than as disclosed in the Disclosure Schedules, and subject to all qualifications and exceptions relating to Seller’s Knowledge, Material Adverse Effect, materiality or words of similar import contained in Article 3), Seller shall not have any liability under Section 8.2(a)(A) in respect of such particular materially inaccurate representation or warranty (to the extent of Buyer’s Knowledge of such inaccuracy as of the date of this Agreement); provided, however, that Seller shall have the burden of proof of demonstrating that the material inaccuracy of such representation or warranty was within Buyer’s Knowledge as of the date of this Agreement; provided, further, however, that nothing in this Section 10.14(a) shall affect the status of any matter as an Included Liability or Excluded Liability (or Buyer’s or Seller’s indemnification obligations therefor) or affect or limit Seller’s indemnification obligations pursuant to Section 8.2(a)(B) through (D) or release Seller from fraud. “Buyer’s Knowledge” shall mean, with respect to any inaccuracy in a representation or warranty in Article 3 on the date of this Agreement, that either of the individuals set forth in Schedule 10.14(a) has formed a view that such representation or warranty is materially inaccurate as of the date of this Agreement (without any duty of investigation or any implication that such individual has actually conducted any investigation).

(b) Except as otherwise provided or unless the context otherwise requires, whenever used in this Agreement, (i) any noun or pronoun shall be deemed to include the plural and the singular, (ii) the use of masculine pronouns shall include the feminine and neuter,

(iii) the terms “include” and “including” shall be deemed to be followed by the phrase “without limitation,” (iv) the word “or” shall be inclusive and not exclusive, (v) all references to Sections refer to the Sections of this Agreement, all references to Disclosure Schedules refer to the Disclosure Schedules attached to or delivered with this Agreement (each of which is made a part of this Agreement), and all references to Exhibits refer to the Exhibits attached to this Agreement, (vi) each reference to “herein” means a reference to “in this Agreement,” (vii) each reference to “$” or “dollars” shall be to United States dollars, (viii) each reference to “days” shall be to calendar days, (ix) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if” and (x) each reference to any contract or agreement shall be to such contract or agreement as amended, supplemented, waived or otherwise modified from time to time.

(c) The headings contained in this Agreement, in any Exhibit or Disclosure Schedule hereto and in the table of contents to this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The provisions of this Agreement shall be construed according to their fair meaning and neither for nor against any party hereto irrespective of which party caused such provisions to be drafted. Each of the parties hereto acknowledges that it has been represented by an attorney in connection with the preparation and execution of this Agreement and the Collateral Agreements.

10.15 Further Assurances. The parties hereto agree that, on and after the Closing Date, they shall execute, and shall cause their respective Affiliates to execute, any documents, instruments or conveyances of any kind which may be reasonably necessary to carry out any of the provisions of this Agreement or the Collateral Agreements. Without limiting the foregoing, to the extent that Seller or its Affiliates have not licensed any Licensed Intellectual Property to Buyer and/or its designated Affiliates pursuant to the General Intellectual Property License Agreement, upon written notice from Buyer, Buyer and Seller promptly shall (or shall cause their respective Affiliates to) amend the General Intellectual Property License Agreement to provide Buyer and/or its designated Affiliates with such license.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

KRAFT FOODS GLOBAL, INC.

By:	/s/ Michael Waks
Name:	Michael Waks
Title:	Vice President and Authorized Officer

KRAFT FOODS GLOBAL BRANDS LLC

By:	/s/ Michael Waks
Name:	Michael Waks
Title:	Vice President and Authorized Officer

KRAFT PIZZA COMPANY

By:	/s/ Michael Waks
Name:	Michael Waks
Title:	Vice President and Authorized Officer

KRAFT CANADA INC.

By:	/s/ Michael Waks
Name:	Michael Waks
Title:	Vice President and Authorized Officer

NESTLÉ USA, INC.

By:	/s/ Robert P. Gatto
Name:	Robert P. Gatto
Title:	Vice President

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